As confidentially submitted to the Securities and Exchange Commission on July 26, 2016

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NioCorp Developments Ltd.

(Exact name of registrant as specified in its charter)

British Columbia	1000	98-1262185
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7000 South Yosemite Street, Suite 115

Centennial, Colorado 80112

(720) 639-4647

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System located at 111 Eighth Avenue, 13th Floor
New York, New York 10011
(800) 624-0909

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason K. Brenkert

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, Colorado 80202

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE*

Title of Each Class of Securities to be Registered (1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Shares	9,739,212	$0.74	(3)	$7,207,017	(3)	$725.72	(3)

(1)

Includes Common Shares, which may be offered pursuant to this registration statement, held by the selling security holders upon exercise of underlying warrants or options held by selling security holders.

(2)

Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3)

Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high and low prices of the common shares as of July 22, 2016 as quoted on the OTCQX of $0.74.

*All dollar amounts reflected herein refer to U.S. Dollars unless otherwise noted.

We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until we will file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement will become effective on such date as the Securities and Exchange Commission, in accordance with Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling security holders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated July 26, 2016

NioCorp Developments Ltd.

9,739,212 Common Shares

This prospectus relates to the resale or other disposition from time to time by certain selling security holders as further described in this prospectus, of up to an aggregate of 9,739,212 common shares (the “Common Shares”) of NioCorp Developments Ltd. (the “Company”, “we”, “us” or “our”) acquirable upon exercise of common share purchase warrants and options of the Company that were issued by the Company to such selling security holders in private transactions.

The selling security holders may sell or otherwise dispose of the Common Shares covered by this prospectus or interests therein on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. Additional information about the selling security holders, and the times and manner in which they may offer and sell Common Shares under this prospectus, is provided in the sections entitled “Selling Security Holders” and “Plan of Distribution” of this prospectus.

We will not receive any proceeds from the resale of the Common Shares by the selling security holders.

Our Common Shares are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “NB” and quoted on the OTCQX under the symbol “NIOBF.” On July 22, 2016, the last reported closing bid price of our Common Shares was $0.75 per Common Share on the OTCQX and C$0.96 per Common Share on the TSX. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. You are urged to obtain current market quotations of the Common Shares.

All dollar amounts reflected herein refer to U.S. Dollars unless otherwise noted.

We are an “emerging growth company” as defined under federal securities laws and, as such, may elect to comply with certain reduced public company requirements for future filings.

Investing in the Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2016

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GLOSSARY OF TERMS

BCSC	British Columbia Securities Commission

CIM	Canadian Institute of Mining and Metallurgy

CMC Agreement	Means the Offtake Agreement dated July 2015 by and between the Company’s offtake agreement with CMC Cometals, a division of Commercial Metals Company

Common Shares	The Common Shares without par value in the capital stock of NioCorp as the same are constituted on the date hereof

cut-off grade	The lowest grade of mineralized material that qualifies as ore in a given deposit, that is, material of the lowest assay value that is included in a resource/reserve estimate

deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

Diamond Drilling	A type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis

Elk Creek Project	NioCorp’s niobium scandium and titanium project located on the Elk Creek Property

Elk Creek Property	NioCorp’s Carbonatite property located in Southeast Nebraska, USA

Ferroniobium	An iron-niobium alloy, with a niobium content of 60-70%

Feasibility Study	Means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production

grade	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

host	A rock or mineral that is older than rocks or minerals introduced into it or formed within it

host rock	A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur

Lind Agreement	NioCorp’s definitive convertible security funding agreement with an entity managed by The Lind Partners, a New York based asset management firm

Mineral Reserve	The economically and legally mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study under NI 43-101 standards or a bankable feasibility study under SEC Industry Guide 7 Standards. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

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Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable.

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

SEC Industry Guide 7 does not define “mineral resources” and typically mineral resources may not be disclosed in reports filed with the SEC. See “Cautionary Note to U.S. Investors Regarding Estimates of Mineral Reserves and Mineral Resources” below.

National Instrument 43-101/ NI 43-101	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”

NioCorp, we, us, our or the Company	NioCorp Developments Ltd.

Nb or niobium	Means the alloying agent niobium, primarily used in the production of high grade steel
Offtake Agreement	An offtake agreement is an agreement between NioCorp and a third party for the purchase and sale of products to be produced from the Elk Creek Project, at market based prices, that will commence upon the Elk Creek Project reaching commercial production

October 2015 PEA	NioCorp’s Amended Preliminary Economic Assessment dated October 16, 2015

Sc or scandium	The element scandium, which is used for aerospace industry components as well as applications that call for high strength, low weight metals

SRK	SRK Consulting (US) Inc.

SEC	United States Securities and Exchange Commission

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Securities Act	United States Securities Act of 1933, as amended

Ti or titanium	The element titanium, which in its oxide form is a common pigment in paper, paint and plastic. In its metallic form, Titanium is used in aerospace applications, armor, chemical processing applications, marine hardware applications, medical implants, power generation and in sporting goods

TK Agreement	Means the Offtake Agreement dated November 10, 2014 by and between the Company and ThyssenKrupp Metallurgical Products GmbH

SEC Industry Guide 7 Definitions

exploration stage	An “exploration stage” prospect is one which is not in either the development or production stage.

development stage	A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

mineralized material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

probable reserve	The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

production stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

proven reserve	The term “proven reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reserve	The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. “Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing. A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

1 mile = 1.609 kilometres 1 acre = 0.405 hectares 2,204.62 pounds = 1 metric ton = 1 tonne	2000 pounds (1 short ton) = 0.907 tonnes 1 ounce (troy) = 31.103 grams 1 ounce (troy)/ton = 34.2857 grams/tonne

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CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The mineral estimates in this prospectus have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in, and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws and regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Certain disclosures of the results of mining operations contained herein are permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this prospectus are expressed in United States dollars unless otherwise indicated. The Company’s accounts are maintained in United States dollars and the Company’s financial statements are prepared in accordance with United States Generally Accepted Accounting Principles. Some of the Company’s material agreements use Canadian dollars and the Company’s Common Share as traded on the Toronto Stock Exchange are traded in Canadian dollars. As used herein “C$” represents Canadian dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	Year Ended June 30
Canadian Dollars to U.S. Dollars	2016 ($)	2015 ($)	2014 ($)
Rate at end of period	0.7687	0.8017	0.9367
Average rate for period	0.7541	0.8520	0.9342
High for period	0.7972	0.9404	0.9768
Low for period	0.6854	0.7811	0.8888

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our Common Shares.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling security holders, or their transferees. The prospectus supplement may add, update or change information in this prospectus. If information in a prospectus supplement is inconsistent with the information in this prospectus, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement hereto. See “Where You Can Find More Information” for more information.

This prospectus includes industry and market data and other information that we have obtained from, or which is based upon, market research, independent industry publications or other publicly available information. Although we believe each such source to have been reliable as to its respective date, we have not independently verified the information contained in such sources. Any such data and other information is subject to change based on various factors, including those described below under the heading “Risk Factors” and elsewhere in this prospectus.

We have not, and the selling security holder has not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling security holder takes any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

vi

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that you should consider before investing in our Common Shares. You should read this entire prospectus carefully, including the “Risk Factors” and the financial statements and related notes included herein. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” References to “we,” “our,” “NioCorp,” the “Company” refer to NioCorp Developments Ltd.

About the Company

NioCorp is developing a superalloy materials project that, if and when developed, will produce niobium, scandium, and titanium products. Known as the “Elk Creek Project,” it is located near Elk Creek, Nebraska, in the southeast portion of the state.

•	Niobium is used to produce various superalloys that are extensively used in high performance aircraft and jet turbines. It also is used in High Strength, Low Alloy (“HSLA”) steel, a stronger steel used in automotive, bridges, structural systems, buildings, pipelines, and other applications that which generally enables those applications to be stronger and lighter in mass. This “lightweighting” benefit often results in environmental benefits, including reduced fuel consumption and material usage, which can result in fewer air emissions.

•	Scandium can be combined with aluminum to make super-high-performance alloys with increased strength and improved corrosion resistance. Scandium also is a critical component of advanced solid oxide fuel cells, an environmentally preferred technology for high-reliability, distributed electricity generation.

•	Titanium is a component of various superalloys and other applications that are used for aerospace applications, weapons systems, protective armor, medical implants and many others. It also is used in pigments for paper, paint, and plastics.

Our primary business strategy is to advance our Elk Creek Project to commercial production. We are focused on obtaining additional funds to carry out our near-term planned work programs to complete a feasibility study for the Elk Creek Project and to begin development. Subject to delivering a positive feasibility study for the Elk Creek Project, we intend to secure the project financing necessary to complete mine development and construction of the Elk Creek Project.

NioCorp is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. We are in the exploration stage as our properties have not yet reached commercial production, and none of our properties is beyond the exploration stage at this time. All work presently planned by us is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. In addition, we have also conducted permitting, land reclamation and other related activities at and for the Elk Creek Project.

NioCorp was incorporated under the laws of the Province of British Columbia under the BCBCA on February 27, 1987 under the name “IPC International Prospector Corp.”. On May 22, 1991, we changed our name to “Kingston Resources Ltd.”; on June 29, 2001, we changed our name to “Butler Developments Corp.”; on February 12, 2009, we changed our name to “Butler Resource Corp.”; on March 4, 2010, we changed our name to “Quantum Rare Earth Developments Corp.”; and on March 4, 2013, we changed our name to “NioCorp Developments Ltd.”

NioCorp is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and New Brunswick. Our registered and records office is located at Robson Court, 1000-840 Howe Street, Vancouver, British Columbia V6Z 2M1 (ATTN: Miller Thompson LLC). Our head office is located at 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112.

Recent Developments

On July 13, 2016, we announced that the first sample of scandium material has been produced from our Elk Creek, Nebraska resource. The sample was produced during the on-going bench testing and optimization program of the company’s scandium recovery operations at SGS in Lakefield, Ontario. The scandium precipitate was produced through a process that is a precursor to the commercial process that will make higher-purity commercial grade scandium trioxide at our Elk Creek, Nebraska mine and processing facility.

On July 11, 2016, we announced the completion of our warrant exercise program for gross proceeds to us of C$4.8 million. A total of approximately 7.04 million C$0.65 share purchase warrants expiring November 10, 2016. Each holder who exercised one warrant during the program received 1.11029 Common Shares, representing one warrant share and 0.11029 of a Common Share, as the incentive portion. The program had been previously approved by our shareholders on May 17, 2016.

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On July 1, 2016, we appointed Neal Shah as our Chief Financial Officer. Mr. Shah had served as our Interim Chief Financial Officer since April of 2015. Prior to that, he was our Vice President of Finance.

On June 23, 2016, we announced the successful completion of a Whole Ore Pre-Leach Pilot Plant (WPL) as part of our Elk Creek superalloy materials feasibility study. We believe the WPL paves the way for our remaining feasibility study pilot plants to commence at the SGS Lakefield metallurgical testing facility in Lakefield, Ontario. This pilot plant is a key component of the metallurgical development and design program that we anticipate will lead to the completion of the Elk Creek superalloy materials feasibility study. It was designed to test the continuous operation of the WPL operation as well as providing scandium-bearing solutions for a subsequent Scandium Solvent Extraction Pilot Plant, along with Pre-Leach Residue for a subsequent Acid Bake / Water Leach Pilot Plant.

On June 20, 2016, we announced that we had entered into a joint development agreement with IBC Advanced Alloys Corp. to investigate and develop applications for scandium-containing alloys for multiple downstream markets.

On June 15, 2016, we announced that we had entered into a commercial sales agreement (“CMC Agreement”) with CMC Cometals, a division of Commercial Metals Company (“CMC”) of Fort Lee, New Jersey, under which CMC expects to purchase up to a maximum of 1,875 tonnes per year, or roughly twenty-five (25%), of our potential annual Ferroniobium production from our Elk Creek, Nebraska resource. Under the CMC Agreement, CMC will purchase this amount of Ferroniobium under a market-based pricing structure for an initial 10-year term, with an option to extend beyond that period upon mutual agreement of the parties.

On January 20, 2016, we announced that we had received an additional $250,000 in the first tranche funding of our convertible security funding agreement with an entity managed by The Lind Partners.

On January 19, 2016, we announce the closing of our non-brokered private placement of equity units. We received gross proceeds of C$5,247,485 through the issuance of 9,074,835 units at a price of C$0.57 per unit. Each Unit was comprised of one Common Share and one Common Share purchase warrant, each warrant entitles the holder to acquire a Common Share at a price of C$0.75 for a period of three years from their date of issuance.

On December 23, 2015, we announced that we had received conditional approval from the Toronto Stock Exchange (“TSX”) of a definitive convertible security funding agreement (the “Lind Agreement”) with an entity managed by The Lind Partners, a New York based asset management firm (together, “Lind”). We also announced that we received an initial $3.0 million in first tranche funding from Lind. Under the Lind Agreement, we expect to receive a total of $4.5 million in first tranche funding from Lind. In addition to the $3.0 million transferred on December 23, 2015, an additional $1.0 million was transferred on December 30, 2015 and an additional $250,000 was transferred on January 20, 2016. Lind can increase the funding under the Lind Agreement by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, we will have the right to call an additional $ 1.0 million under the Lind Agreement. The Lind Agreement also provides for the issuance of a second convertible security on mutual agreement of us and Lind, in which Lind would fund up to another $6.0 million (the “Second Tranche”), which can also be increased by $1.0 million.

On October 22, 2015, we announced that we had closed a non-brokered private placement of unsecured convertible promissory notes for $0.8 million. The convertible promissory notes bear interest at a rate of 8%, are payable quarterly in arrears, are non-transferable, and have a term of three years from the date of issue. Principal under the convertible promissory notes was repayable by us in cash or Common Shares at a conversion price of C$0.97 per Common Share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the convertible promissory notes was payable by us in cash or Common Shares at a price per Common Share equal to the most recent closing price of our Common Shares prior to the delivery to us of a request to convert interest, or the due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate.

On October 16, 2015, we announced that we had amended our second Elk Creek PEA following a review by the British Columbia Securities Commission (“BCSC”). The amended second Elk Creek PEA provided additional descriptions of the scandium demand and pricing assumptions included in the second Elk Creek PEA, including that a significant portion of the Elk Creek Project revenue, and achieving that revenue projected in the second Elk Creek PEA, is subject to market growth in scandium, which is a developing market with a risk of oversupply and/or undersupply disrupting pricing. The amended PEA did not contain any changes to the project economics, mineral resource, plant design or mine plan when compared to the PEA results announced in August 2015.

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THE OFFERING

Shares Offered By the Selling Security Holders	9,739,212 Common Shares

Offering Price	Determined at the time of sale by the selling security holders

Use of Proceeds	We will not receive any proceeds from the sale of the Common Shares by selling security holders covered by this prospectus.

Common Shares Outstanding as of July 22, 2016	180,467,990 Common Shares

OTCQX and TSX Trading Symbol	The Common Shares are quoted on the OTCQX under the symbol “NIOBF” and listed on the TSX under the symbol “NB”.

Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

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SUMMARY FINANCIAL INFORMATION

The following tables summarize our financial data for the periods presented. The summary statements of operations and comprehensive loss for the year ended June 30, 2015, and the statement of financial position as of June 30, 2015 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The summary statement of operations and comprehensive loss for the nine months ended March 31, 2016, and the statement of financial position as of March 31, 2016, have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read this data together with our financial statements and the related notes included elsewhere in this prospectus, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 61 of this prospectus.

Statements of Operations and Comprehensive Loss ($000)

	Nine months ended		Year Ended
	March 31,		June 30,
	2016	2015	2015

Total revenue	$-	$-	$-
Total operating expenses	6,445	19,003	25,480
Net loss	8,053	16,522	23,115
Basic and diluted loss per share	0.05	0.12	0.17

Statements of Financial Position ($000)

	As at
	March 31,	June 30,
	2016	2015

Total assets	$13,022	$11,575
Total liabilities	9,181	6,564
Total shareholders’ equity	3,841	5,011

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RISK FACTORS

Investing in the Common Shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in the Common Shares. If any of the following risks materialize, our business, financial condition, results of operation, and future prospects will likely be materially and adversely affected. In that event, the market price of the Common Shares could decline and you could lose all or part of your investment.

Risks Related To Our Company

We will require significant additional capital to fund our business plan.

We will be required to expend significant funds to determine if proven and probable mineral reserves exist at our properties, to continue exploration and, if warranted, to develop our existing properties, and to identify and acquire additional properties to diversify our property portfolio. We anticipate that we will be required to make substantial capital expenditures for the continued exploration and, if warranted, development of our Elk Creek Project. We have spent and will be required to continue to expend significant amounts of capital for drilling, geological, and geochemical analysis, assaying, and feasibility studies with regard to the results of our exploration at our Elk Creek Project. We may not benefit from some of these investments if we are unable to identify commercially exploitable mineral reserves.

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including the status of the national and worldwide economy and the price of metals. Capital markets worldwide have been adversely affected by substantial losses by financial institutions, caused by investments in asset-backed securities. We may not be successful in obtaining the required financing or, if we can obtain such financing, such financing may not be on terms that are favorable to us.

Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations, or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on our ownership or share structure. Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair our ability to raise capital through future sales of Common Shares. We have not yet commenced commercial production at any of our properties and, as such, have not generated positive cash flows to date and have no reasonable prospects of doing so unless successful commercial production can be achieved at our Elk Creek Project. We expect to continue to incur negative investing and operating cash flows until such time as we enter into successful commercial production. This will require us to deploy our working capital to fund such negative cash flow and to seek additional sources of financing. There is no assurance that any such financing sources will be available or sufficient to meet our requirements. There is no assurance that we will be able to continue to raise equity capital or to secure additional debt financing, or that we will not continue to incur losses.

We have a limited operating history on which to base an evaluation of our business and prospects.

Since our inception we have had no revenue from operations. We have no history of producing products from any of our properties. Our Elk Creek Project is in the exploration stage. Advancing our Elk Creek Project from exploration into the development stage will require significant capital and time, and successful commercial production from Elk Creek will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with developing and establishing new mining operations and business enterprises including:

•	completion of feasibility studies to verify reserves and commercial viability, including the ability to find sufficient ore reserves to support a commercial mining operation;

•	the timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•	the availability and costs of drill equipment, exploration personnel, skilled labor, and mining and processing equipment, if required;

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•	the availability and cost of appropriate smelting and/or refining arrangements, if required;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance exploration, development, and construction activities, as warranted;

•	potential opposition from non-governmental organizations, local groups or local inhabitants that may delay or prevent development activities;

•	potential increases in exploration, construction, and operating costs due to changes in the cost of fuel, power, materials, and supplies; and

•	potential shortages of mineral processing, construction, and other facilities related supplies.

The costs, timing, and complexities of exploration, development, and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies. It is common in exploration programs to experience unexpected problems and delays during drill programs and, if commenced, development, construction, and mine start-up. Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitably producing metals at any of our current or future properties, including our Elk Creek Project.

We have a history of losses and expect to continue to incur losses in the future.

We have incurred losses since inception, have negative cash flow from operating activities, and expect to continue to incur losses in the future. We incurred the following losses from operations during each of the following periods ($000):

•	Approximately $(8,053) for the nine-months ended March 31, 2016; and

•	Approximately $(23,115) for the year ended June 30, 2015; and

We expect to continue to incur losses unless and until such time as one of our properties enters into commercial production and generates sufficient revenues to fund continuing operations. We recognize that if we are unable to generate significant revenues from mining operations and dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses, and difficulties frequently encountered by companies at the start-up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy, and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, steel, rubber, chemicals, and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable or not profitable at all. A material increase in costs at any significant location could have a significant effect on our profitability.

Risks Related to Mining and Exploration

All of our properties, including the Elk Creek Project, are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on the Elk Creek Project or any of our properties in commercially exploitable quantities. Unless and until we do so, we cannot earn any revenues from these properties and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral reserve in a commercially exploitable quantity, the exploration component of our business could fail.

We have not established that any of our mineral properties contain any mineral reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so.

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A mineral reserve is defined by the SEC in its Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. In general, the probability of any individual prospect having a “reserve” that meets the requirements of the SEC’s Industry Guide 7 is small, and our mineral properties may not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that they can be developed into producing mines and that we can extract those minerals. Both mineral exploration and development involve a high degree of risk, and few mineral properties that are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade, and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such processing facilities, roads, rail, power, and a point for shipping, government regulation, and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves much greater risk than many other businesses. Most exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and development of mineral properties, such as, but not limited to:

•	economically insufficient mineralized material;

•	fluctuation in production costs that make mining uneconomical;

•	labor disputes;

•	unanticipated variations in grade and other geologic problems;

•	environmental hazards;

•	water conditions;

•	difficult surface or underground conditions;

•	industrial accidents;

•	metallurgic and other processing problems;

•	mechanical and equipment performance problems;

•	failure of dams, stockpiles, wastewater transportation systems, or impoundments;

•	unusual or unexpected rock formations; and

•	personal injury, fire, flooding, cave-ins and landslides.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues, and production dates. We currently have very limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests. All of these factors may result in losses in relation to amounts spent that are not recoverable, or that result in additional expenses.

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We have no history of producing commercial products from our current mineral properties and there can be no assurance that we will successfully establish mining operations or profitably produce minerals.

We have no history of producing commercial products from our current mineral properties. We do not produce commercial products and do not currently generate operating earnings. While we seek to move our Elk Creek Project out of exploration and into development and production, such efforts will be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	the timing and cost, which are considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labor and mining equipment;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, local groups or local inhabitants that may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of labor, fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, our management and workforce will need to be expanded, and sufficient housing and other support systems for our workforce will have to be established. This could result in delays in the commencement of mineral production and increased costs of production. Accordingly, we cannot assure you that our activities will result in profitable mining operations or that we will successfully establish mining operations.

Results of metallurgical testing by us may not be favorable or as expected by us.

We have completed significant bench, mini-pilot, and pilot scale metallurgical testing on material from the Elk Creek Project, and will continue to complete necessary metallurgical testing at the bench, mini-pilot, and pilot scale as the exploration and, if warranted, development of the Elk Creek Project progresses. There can be no assurance that the results of such metallurgical testing will be favorable or will be as expected by us. Furthermore, there can be no certainty that metallurgical recoveries obtained in bench or pilot scale tests will be achieved in either subsequent testing or commercial operations. The development of a complete metallurgical process to produce a saleable final product from the Elk Creek Project is a complex and resource intensive undertaking that may result in overall schedule delays and increased project costs for us.

Price volatility could have dramatic effects on the results of operations and our ability to execute our business plan.

The price of commodities varies on a daily basis. Niobium is a specialty metal and not a commonly traded commodity such as copper, zinc, gold, or iron ore. The price of niobium tends to be set through a limited long-term offtake market, contracted between very few suppliers and purchasers. The world’s largest supplier of niobium, Companhia Brasileira de Metalurgia e Mineração (CBMM), supplies approximately 85% of the world’s niobium. Any attempt to suppress the price of niobium by such supplier, or an increase in production by any supplier in excess of any increased demand, would have negative consequences on the price of niobium and, potentially, on our value. The price of niobium may also be reduced by the discovery of new niobium deposits, which could not only increase the overall supply of niobium (causing downward pressure on its price), but could draw new firms into the niobium industry that would compete with us.

Scandium trioxide is used in solid oxide fuel cells and has the potential to become a valuable alloy with aluminum in the aerospace and automotive industries. Supply of scandium has been sporadic in recent years, and there are no primary scandium mines in the world at present. Production primarily occurs as a byproduct from rare earth, titanium, and aluminum plants, primarily in Russia and China. Our management believes the Elk Creek Project would significantly increase the world’s supply of scandium trioxide. Although the Company’s market studies indicate a positive outlook for demand, there is no assurance at present that the Company could sell all of its production. In addition, the sale of scandium represents a significant portion of the Elk Creek Project revenue; achieving the revenue projected in the Company’s studies is subject to market growth in scandium, which is a developing market with a risk of oversupply and/or undersupply disrupting pricing.

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Titanium metal is used in various superalloys and other applications for aerospace applications, armor, and medical implants and in oxide form is a key component of pigments used in paper, paint, and plastics. The Elk Creek Project would produce a small quantity of titanium dioxide relative to other North American producers. As a small producer, we would be subject to fluctuations in the price of titanium dioxide that would result from normal variations in supply and demand for this commodity.

Estimates of mineralized material and resources are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material and resources/reserves within the earth using statistical sampling techniques. Estimates of any mineralized material or resource/reserve on any of our properties would be made using samples obtained from appropriately placed trenches, test pits, underground workings, and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material and resources/reserves. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

Any material changes in mineral resource/reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As we have not completed feasibility studies on any of our properties and have not commenced actual production, mineralization resource estimates may require adjustments or downward revisions. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. Minerals recovered in small scale tests may not be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this prospectus have been determined based on assumed future prices, cut-off grades, and operating costs that may prove to be inaccurate. Extended declines in market prices for our products may render portions of our mineralization and resource estimates uneconomic and may result in reduced reported mineralization or may adversely affect any commercial viability determinations we may reach. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our share price and on the value of our properties.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

Our reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian requirements. These requirements are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated, and inferred mineral resources, which are generally not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Our disclosure of the results of our mining operations is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in-place tonnage and grade, without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

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Our exploration activities on our properties may not be commercially successful, which could lead us to abandon our plans to develop our properties and our investments in exploration.

Our long-term success depends on our ability to identify mineral deposits on our existing properties and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks, and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment, or labor. The success of commodity exploration is determined in part by the following factors:

•	the identification of potential mineralization based on surficial analysis;

•	availability of government-granted exploration permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development work.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors that include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; commodity prices, which can fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. We may invest significant capital and resources in exploration activities and may abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We may not be able to obtain all required permits and licenses to place any of our properties into production.

Our current and future operations, including development activities and commencement of production, if warranted, on the Elk Creek Project, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in mineral property exploration and the development or operation of mines and related facilities generally experience increased costs, as well as delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. We cannot predict if all permits that we may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Facilities associated with the Elk Creek Project, such as the mine, surface plant, tailings facilities, stockpiles and supporting infrastructure, are likely to either temporarily or permanently impact waterbodies and wetlands that are subject to regulation by the US Army Corps of Engineers (ACOE) as Waters of the United States (WOUS). The Company expects the ACOE to require the company to obtain an Individual Permit for the project on this basis, which will in turn require the ACOE to conduct an environmental analysis of the Elk Creek Project. The environmental analysis may be in the form of an EA or a more lengthy EIS. The duration of this permitting exercise is dictated by the ACOE, and could results in several years of additional permitting work before facilities that would impact WOUS could be constructed. We may experience delays or additional costs in relation to obtaining the necessary permit and these delays and additional costs could negatively affect the economics of the Elk Creek Project and our results of operations.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

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We are subject to significant governmental regulations that affect our operations and costs of conducting our business.

Our current and future operations, including exploration and, if warranted, development of the Elk Creek Project, are and will be governed by laws and regulations, including:

•	laws and regulations governing mineral concession acquisition, prospecting, development, mining, and production;

•	laws and regulations related to exports, taxes, and fees;

•	labor standards and regulations related to occupational health and mine safety; and

•	environmental standards and regulations related to waste disposal, toxic substances, land use reclamation, and environmental protection.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. Failure to comply with applicable laws, regulations, and permits may result in enforcement actions, including the forfeiture of mineral claims or other mineral tenures, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, and permits.

Existing and possible future laws, regulations, and permits governing operations and activities of exploration companies, or more stringent implementation, could have a material adverse impact on our business and cause increases in capital expenditures or require abandonment or delays in exploration. Our Elk Creek Project is located in Nebraska, and Nebraska does not have clearly defined regulations with respect to permitting mines which could potentially impact the total time to market for the project.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations, and future changes in these laws and regulations, may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on our properties or some portion of our business, causing us to re-evaluate those activities at that time.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, on our future venture partners, if any, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance, and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of our operations.

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Land reclamation requirements for our properties may be burdensome and expensive.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents;

•	treat ground and surface water to drinking water standards; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional properties, if any, or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other companies that produce our planned commercial products for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop, or operate additional mining projects.

Difficulties in handling the disposal of waste waters at our Elk Creek Project could negatively affect our potential production and economics at the project.

The Company has conducted three investigations into the hydrogeology of the Elk Creek carbonatite, which is the geologic formation which hosts the mineralized material that would be extracted by the Company’s mining operations. The Company expects to encounter significant amounts of water in the carbonatite, which will need to be pumped out of the formation to facilitate a mining operation. Water quality analyses have demonstrated that this water will have elevated temperature and salt content when compared to other water resources in the area. While the Company has developed proposals to manage the water through treatment and/or discharge, there is a risk that the costs associated with these management practices will negatively impact the Elk Creek Project’s overall economics. There is no guarantee that the permits needed for the treatment and/or discharge of the water will be issued by the state of Nebraska or the Army Corps of Engineers, nor is there any guarantee that such permits will be issued in a timely fashion.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment, and parts could have a material adverse effect on our ability to carry out our operations and could therefore limit, or increase the cost of, production.

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Joint ventures and other partnerships, including offtake arrangements, may expose us to risks.

We have entered into offtake agreements related to our Elk Creek Project, and may enter into joint ventures or partnership arrangements, including additional offtake agreements, with other parties in relation to the exploration, development, and production of certain of the properties in which we have an interest. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on us, the development and production at our properties, including the Elk Creek Project, the joint ventures, if any, or their properties and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of the Common Shares.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on a relatively small number of key employees, including our Chief Executive Officer. The loss of any officer could have an adverse effect on us. We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms, should that become necessary.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors.

We are a Canadian corporation and, as a result, it may be difficult or impossible for an investor to do the following:

•	enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or

•	bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

Our results of operations could be affected by currency fluctuations.

Our properties are all located in the United States and most costs associated with these properties are paid in U.S. dollars. There can be significant swings in the exchange rate between the U.S. and Canadian dollar. There are no plans at this time to hedge against any exchange rate fluctuations in currencies.

Title to our properties may be subject to other claims that could affect our property rights and claims. Certain of our current leases with options to purchase need to be renewed and we cannot guarantee that we will be successful in renewing those leases.

There are risks that title to our properties may be challenged or impugned. Our current Elk Creek Project is located in Nebraska and may be subject to prior unrecorded agreements or transfers or native land claims, and title may be affected by undetected defects. Our current leases give us an option to purchase the property in order to conduct our anticipated mining claims, but the rights of the current owners to sell the property subject to these options may be subject to prior unrecorded or unknown claims to title. We have investigated our rights to explore and exploit the Elk Creek Project resource and, to the best of our knowledge, our rights in relation to lands covering the Elk Creek Project resource are in good standing. However, there may be valid challenges to the title of our properties that, if successful, could impair development and/or operations. Further, we are still in negotiations with certain landholders regarding the renewal of leases with options to purchase regarding certain sections of property at our Elk Creek Project that have expired. If we are unsuccessful in renewing these expired leases we may incur increases costs and difficulties in developing the Elk Creek Project that could affect our results of operations and the value of our Common Shares.

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We may be unable to secure surface access or purchase required surface rights.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in some cases it may not thereby acquire any rights to, or ownership of, the surface to the areas covered by such mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities; however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, we will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore we may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, we may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. Our inability to secure surface access or purchase required surface rights could materially and adversely affect our timing, cost, or overall ability to develop any mineral deposits we may locate.

Our properties and operations may be subject to litigation or other claims.

From time to time our properties or operations may be subject to disputes that may result in litigation or other legal claims. We may be required to assert or defend against these claims, which will divert resources and management time from operations. The costs of these claims or adverse filings may have a material effect on our business and results of operations.

We do not currently insure against all the risks and hazards of mineral exploration, development, and mining operations.

Exploration, development, and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities, or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Risk Related to Our Debt Securities

In the event of certain breaches with our Secured Creditors, our assets may be affected.

We have, pursuant to the Lind Agreement and in connection with a related party loan (the “Smith Loan”), granted security interests to Lind and Mark Smith (respectively, the “Secured Creditors”) over all of the assets of the Company in consideration of the debt facilities provided by each Secured Creditor. In the event of certain breaches of the Lind Agreement, and the terms of the Smith Loan, one or both of the Secured Creditors may be entitled to execute on their security and seize or retain our assets, including the shares of 0896800 B.C. Ltd. and Elk Creek Resource Corp., as well as any assets of either subsidiary. Certain rights of each of the Secured Parties to execute on their security are subject to notice and cure provisions in respect of default by us; however any such exercise could materially damage our value and our ability to retain or progress development of the Elk Creek Project.

The level of our indebtedness from time to time could impair our ability to obtain additional financing.

From time to time we may enter into transactions to acquire assets or the shares of other companies or to fund development of the Elk Creek Project. These transactions may be financed partially or wholly with debt, which may increase our debt levels above industry standards. Our articles do not limit the amount of indebtedness that we may incur. Our indebtedness could impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Our ability to service our debt obligations will depend on our future operations, which are subject to prevailing industry conditions and other factors, many of which are beyond our control.

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Risks Related to the Common Shares

We believe that we may be a “passive foreign investment company” for the current taxable year, which may result in materially adverse United States federal income tax consequences for United States investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if, for a tax year, (a) 75% or more of our gross income for such year is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during our tax year ended June 30, 2016, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years. If we are a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amount to our shareholders. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Our share price may be volatile and as a result you could lose all or part of your investment.

In addition to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of the Common Shares:

•	Disappointing results from our exploration efforts;
•	Decline in demand for Common Shares;
•	Downward revisions in securities analysts’ estimates or changes in general market conditions;
•	Technological innovations by competitors or in competing technologies;
•	Investor perception of our industry or our prospects; and
•	General economic trends.

In the last 12 months, the price of our stock on the TSX has ranged from a low of C$0.53 to a high of C$1.13. In addition, stock markets in general have experienced extreme price and volume fluctuations, and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares. As a result, you may be unable to sell any Common Shares you acquire at a desired price.

We have never paid dividends on the Common Shares.

We have not paid dividends on the Common Shares to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends with respect to the Common Shares will depend on our ability to successfully develop one or more properties and generate earnings from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends on Common Shares will depend upon our earnings, our then-existing financial requirements, and other factors, and will be at the discretion of the Board.

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Investors’ interests in our Company will be diluted and investors may suffer dilution in their net book value per Common Share if we issue additional employee/Director/consultant options or if we sell additional Common Shares to finance our operations.

In order to further expand the Company’s operations and meet our objectives, any additional growth and/or expanded exploration activity will likely need to be financed through sale of and issuance of additional Common Shares, including, but not limited to, raising funds to explore the Elk Creek Project. Furthermore, to finance any acquisition activity, should that activity be properly approved, and depending on the outcome of our exploration programs, we likely will also need to issue additional Common Shares to finance future acquisitions, growth, and/or additional exploration programs of any or all of our projects or to acquire additional properties. We will also in the future grant to some or all of our Directors, officers, and key employees and/or consultants options to purchase Common Shares as non-cash incentives. The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional Common Shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.

We are subject to the continued listing criteria of the TSX and our failure to satisfy these criteria may result in delisting of the Common Shares.

The Common Shares are currently listed on the TSX. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders. In addition to objective standards, the TSX may delist the securities of any issuer if, in the TSX’s opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX; or if any other event occurs or any condition exists which makes continued listing on the TSX, in the opinion of the TSX, inadvisable.

If the TSX delists the Common Shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Common Shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

The issuance of additional Common Shares may negatively impact the trading price of our securities.

We have issued Common Shares in the past and will continue to issue Common Shares to finance our activities in the future. In addition, outstanding options, warrants, and broker warrants to purchase Common Shares may be exercised, resulting in the issuance of additional Common Shares. The issuance by us of additional Common Shares would result in dilution to our shareholders, and even the perception that such an issuance may occur could have a negative impact on the trading price of the Common Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds $700 million as of any November 30 before that time, in which case we would no longer be an emerging growth company as of the following May 31. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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Broker-dealers may be discouraged from effecting transactions in Common Shares because they are considered a penny stock and are subject to the penny stock rules.

Our Common Shares are currently considered a “penny stock.” The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Common Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Common Shares. Consequently, these penny stock rules may affect the ability of broker-dealers to trade in the Common Shares.

Cautionary NOTE Regarding Forward-Looking Statements

The information discussed in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, future exploration activities, future mineral resource estimates, and future joint venture arrangements are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our requirement of significant additional capital;

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•	risks related to our limited operating history;

•	risks related to our history of losses;

•	risks related to cost increases for our exploration and, if warranted, development projects;

•	risks related to our properties being in the exploration stage;

•	risks related to mineral exploration and production activities;

•	risks related to our lack of mineral production from our properties;

•	risks related to estimates of mineral resources;

•	risks related to changes in mineral resource estimates;

•	risks related to differences in United States and Canadian reserve and resource reporting;

•	risks related to our exploration activities being unsuccessful;

•	risks related to our ability to obtain permits and licenses for production;

•	risks related to government and environmental regulations that may increase our costs of doing business or restrict our operations;

•	risks related to proposed legislation that may significantly affect the mining industry;

•	risks related to land reclamation requirements;

•	risks related to competition in the mining industry;

•	risks related to equipment and supply shortages;

•	risks related to current and future joint ventures and partnerships;

•	risks related to our ability to attract qualified management;

•	risks related to the ability to enforce judgment against certain of our Directors;

•	risks related to currency fluctuations;

•	risks related to claims on the title to our properties;

•	risks related to surface access on our properties;

•	risks related to potential future litigation;

•	risks related to our lack of insurance covering all our operations;

•	risks related to our status as a “passive foreign investment company” under US federal tax code;

•	risks related to the Common Shares, including price volatility, lack of dividend payments, dilution and penny stock rules; and

•	risks related to our debt.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated, or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

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Use of Proceeds

This prospectus relates to the sale or other disposition of shares of our Common Shares by the selling security holders listed under “Selling Security Holders” and their transferees. We will not receive any proceeds from any sale of the shares by the selling security holders.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 9,739,212 Common Shares by selling security holders - this includes Common Shares acquirable upon exercise of our outstanding warrants and options.

Selling security holders are persons or entities that, directly or indirectly, have acquired shares, or will acquire shares from us from time to time upon exercise of certain warrants and options. This prospectus and any prospectus supplement will only permit the selling security holders to sell the Common Shares identified in the column “Number of Common Shares Offered Hereby.”

The selling security holders may from time to time offer and sell the Common Shares pursuant to this prospectus and any applicable prospectus supplement. The selling security holders may offer all or some portion of the Common Shares they hold or acquire, but only Common Shares that are currently outstanding or are acquired upon the exercise of certain warrants and options, and in either case included in the “Number of Common Shares Offered Hereby” column, may be sold pursuant to this prospectus or any applicable prospectus supplement.

The Common Shares issued to the selling security holders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling security holders the opportunity to sell their Common Shares. The registration of such Common Shares does not necessarily mean, however, that any of these Common Shares will be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered Common Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution.”

Each of the selling security holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered Common Shares to be made directly or through agents. To the extent that any of the selling security holders are brokers or dealers, they may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

The following table sets forth the name of persons who are offering the resale of Common Shares by this prospectus, the number of Common Shares beneficially owned by each person, the number of Common Shares that may be sold in this offering and the number of Common Shares each person will own after the offering, assuming they sell all of the Common Shares offered. The information appearing in the table below is based on information provided by or on behalf of the named selling security holders. We will not receive any proceeds from the resale of the Common Shares by the selling security holders.

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Name	Number of Common Shares Beneficially Owned Prior to this Offering (1)	Number of Common Shares Offered Hereby (2)	Number of Common Shares after Offering	Beneficial Ownership After This Offering(1)
Charles R. Henry (3)	394,867	394,867	-	*
Yinan Zou (4)	40,647	40,647	-	*
Meng Xiaomei (5)	46,014	46,014	-	*
Joe D. Cecil (6)	8,000	8,000	-	*
Jeb Handwerger (7)	27,272	27,272	-	*
Xun Lu (8)	60,973	60,973	-	*
Mark A Smith (9)	18,039,715	4,132,232	18,039,715	10.00%
Alwin Leltz (10)	18,182	18,182	-	*
Helena Mesman (11)	30,682	30,682	-	*
Renny Van Wijk (12)	52,273	25,000	27,273	*
Maarten J. Betlem (13)	12,500	12,500	-	*
Klass De Groot (14)	30,602	30,602	-	*
Suzanne Sieverding (15)	12,500	12,500	-	*
Bennie Hoornveld (16)	34,091	25,000	9,091	*
Ruud Van de Winkel (17)	481,926	240,963	240,963	*
Jac Verhorevoort (18)	481,926	240,963	240,963	*
Marco Beenen (19)	323,986	96,385	227,601	*
John Peters (20)	481,926	240,963	240,963	*
Joseph Jansen (21)	172,289	72,289	100,000	*
Luc Jansen (22)	500,000	459,141	500,000
Jan Butler (23)	25,000	25,000	-	*
Toon Van Ginderen (24)	37,500	37,500	-	*
Karel Van Geelkerken (25)	18,182	18,182	-	*
Patricia Plomp (26)	30,682	18.182	12,500	*
Matthijs Plomp (27)	30,682	18.182	12,500	*
Arie Plomp (28)	43,182	25,000	18,182	*
Ko Beheer (29)	19,184	9,091	10,093	*
Hassan Ghrib (30)	27,273	27,273	-	*
Marc Van Duynhoven (31)	37,500	12,500	25,000	*
Anton Vermeij (32)	72,727	72,727	-	*
Max Lont (33)	12,500	12,500	-	*
Dirk Van De Velde (34)	192,770	96,385	96,385	*
Rene Clignett (35)	50,000	50,000	-	*
Hans Boekhoorn (36)	10,094	9,091	1,003	*
Arthur Lemmens (37)	19,184	9,091	10,093	*
Rogier Botting (38)	19,184	9,091	10,093	*
Paul Van Rooy (39)	43,182	18,182	25,000	*
Vincent Alwicher (40)	516,865	60,240	456,625	*
DJ Van Beem (41)	104,546	50,000	54,546	*
Robert Broeckmans (42)	12,500	12,500	-	*
Leon Van Dam (43)	402,273	52,273	350,000	*
Adriaan Verburg (44)	37,500	37,500	-	*
Kaje Broekhuizen (45)	38,369	18,182	20,187	*
Tamara Blauwaert (46)	481,926	240,963	240,963	*
Kee Volders (47)	21,591	21,591	-	*
Christa Van Ittersum (48)	45,187	45,187	-	*
Alwin Tetteroo (49)	12,500	12,500	-	*
Peter Tromp (50)	52,273	25,000	27,273	*
Jasper Nederbragt (51)	12,500	12,500	-	*
Marc Denil (52)	100,000	100,000	-	*
Luc Rigaux (53)	289,155	48,192	240,963	*
Guido Cloetens (54)	100,000	100,000	-	*
Guy Castelain (55)	192,770	96,385	96,385	*
Henri Van Der Vlught (56)	120,480	60,240	60,240	*
Marc Waeterschoot (57)	2,963,476	1,481,738	1,481,738	*
Fernand Frankignoul (58)	710,000	240,963	710,000
Rene Verhoeven (59)	9,091	9,091	-	*
Patrick Frankignoul (60)	623,115	149,578	473,437	*
Antony Okker (61)	739,091	49,091	690,000	*
Godelieve Verhaeghe (62)	283,362	120,481	162,881	*
Thema Bvba (63)	96,386	48,193	48,193	*

TOTAL	29,904,153	9,739,212	24,960,849

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*Less than 1%

(1)	This table is based upon information supplied by the selling stockholders, which information may not be accurate as of the date hereof. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling stockholders named in the table above have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentages are based on 180,467,990 shares outstanding on July 22, 2016, adjusted as required by rules promulgated by the SEC.

(2)	The common shares issuable upon the exercise of warrants covered by this prospectus consist of those warrants secured during through participation in two of our recent financings: The “November 2014 Private Placement” and the “December 2015 Private Placement.” Each warrant resulting from the November 2014 Private Placement consisted of one Common Share of the Company and one Common Share purchase warrant (a “2014 Warrant”). Each 2014 Warrant is exercisable and entitles the holder to acquire one Common Share of the Company at a price of C$0.65 until November 10, 2016. Each warrant resulting from the December 2015 Private Placement consisted of one Common Share of the Company and one Common Share purchase warrant (a “Warrant”). Each warrant is exercisable and entitles the holder to acquire one Common Share of the Company at a price of C$0.75 per Common Share until December 22, 2018.

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(3)	Charles R. Henry has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 394,867 common shares issuable upon the exercise of warrants.

(4)	Yinan Zou has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 40,647 common shares issuable upon the exercise of warrants.

(5)	Meng Xiaomei has voting and investment power over the Common Shares. The jurisdiction of the selling security holder the United States. Beneficial ownership includes 46,014 common shares issuable upon the exercise of warrants.

(6)	Joe D. Cecil has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 500,000 common shares issuable upon exercise of options at C$0.80 per common share and 150,000 common shares issuable upon exercise of options at C$0.62 per common share. There are being registered for sale hereunder 8,000 common shares issuable upon exercise of stock options. Mr. Cecil is a director of the Company.

(7)	Jeb Handwerger has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 27,272 common shares issuable upon the exercise of warrants.

(8)	Xun Lu has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 60,973 common shares issuable upon the exercise of warrants.

(9)	Mark A Smith has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is the United States. Beneficial ownership includes 18,039,715 common shares, 4,132,232 common shares issuable upon exercise of warrants at C$0.65 per common share, 300,000 common shares issuable upon exercise of options at C$0.80 per common share and 375,000 common shares issuable upon exercise of options at C$0.62 per share. There are being registered for sale hereunder 4,132,232 common shares issuable upon exercise of warrants. Mr. Smith is the Company’s Chief Executive Officer and a director of the Company.

(10)	Alwin Leltz has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 18,182 common shares issuable upon the exercise of warrants.

(11)	Helena Mesman has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 30,682 common shares issuable upon the exercise of warrants.

(12)	Renny Van Wijk has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants covered by this prospectus and 27,273 common shares issuable upon the exercise of warrants not covered by this prospectus.

(13)	Maarten J. Betlem has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(14)	Klass De Groot has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 30,682 common shares issuable upon the exercise of warrants.

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(15)	Suzanne Sieverding has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(16)	Bennie Hoornveld has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants covered by this prospectus and 9,091 common shares issuable upon the exercise of warrants not covered by this prospectus.

(17)	Ruud Van de Winkel has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 240,963 common shares issuable upon the exercise of warrants and 240,963 common shares.

(18)	Jac Verhorevoort has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 240,963 common shares issuable upon the exercise of warrants and 240,963 common shares.

(19)	Marco Beenen has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 96,385 common shares issuable upon the exercise of warrants and 227,601 common shares.

(20)	John Peters has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 240,963 common shares issuable upon the exercise of warrants and 240,963 common shares.

(21)	Joseph Jansen has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 72,289 common shares issuable upon the exercise of warrants and 100,000 common shares.

(22)	Luc Jansen has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 459,141 common shares issuable upon exercise of warrants and 500,000 common shares

(23)	Jan Butler has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants.

(24)	Toon Van Ginderen has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 37,500 common shares issuable upon the exercise of warrants.

(25)	Karel Van Geelkerken has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 18,182 common shares issuable upon the exercise of warrants.

(26)	Patricia Plomp has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 18,182 common shares issuable upon the exercise of warrants covered by this prospectus and 12,500 common shares issuable upon the exercise of warrants not covered by this prospectus.

(27)	Matthijs Plomp has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants covered by this prospectus and 18,182 common shares issuable upon the exercise of warrants not covered by this prospectus.

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(28)	Arie Plomp has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants covered by this prospectus and 18,182 common shares issuable upon the exercise of warrants not covered by this prospectus.

(29)	Paul Klein Obbink has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 9,091 common shares issuable upon the exercise of warrants covered by this prospectus and 10,093 common shares issuable upon the exercise of warrants not covered by this prospectus.

(30)	Hassan Ghrib has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 27,273 common shares issuable upon the exercise of warrants.

(31)	Marc Van Duynhoven has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants.

(32)	Anton Vermeij has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 72,727 common shares issuable upon the exercise of warrants.

(33)	Max Lont has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(34)	Dirk Van De Velde has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 96,385 common shares and 96,385 common shares issuable upon the exercise of warrants.

(35)	Rene Clignett has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 50,000 common shares issuable upon the exercise of warrants.

(36)	Hans Boekhoorn has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 9,091 common shares issuable upon the exercise of warrants covered by this prospectus and 1,003 common shares issuable upon the exercise of warrants not covered by this prospectus.

(37)	Arthur Lemmens has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 9,091 common shares issuable upon the exercise of warrants covered by this prospectus and 10,093 common shares issuable upon the exercise of warrants not covered by this prospectus.

(38)	Rogier Botting has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 9,091 common shares issuable upon the exercise of warrants covered by this prospectus and 10,093 common shares issuable upon the exercise of warrants not covered by this prospectus.

(39)	Paul Van Rooy has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 18,182 common shares issuable upon the exercise of warrants covered by this prospectus and 25,000 common shares issuable upon the exercise of warrants not covered by this prospectus.

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(40)	Vincent Alwicher has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 60,240 common shares issuable upon the exercise of warrants covered by this prospectus and 456,625 common shares.

(41)	DJ Van Beem has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 50,000 common shares issuable upon the exercise of warrants covered by this prospectus and 54,546 common shares issuable upon the exercise of warrants not covered by this prospectus.

(42)	Robert Broeckmans has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(43)	Leo van Dam has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 52,273 common shares issuable upon the exercise of warrants and 350,000 common shares issuable upon the exercise of options.

(44)	Adriaan Verburg has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 37,500 common shares issuable upon the exercise of warrants.

(45)	Kaje Broekhuizen has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 18,182 common shares issuable upon the exercise of warrants covered by this prospectus and 20,187 common shares issuable upon the exercise of warrants not covered by this prospectus.

(46)	Tamara Blauwaert has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 240,963 common shares issuable upon the exercise of warrants and 240,963 common shares.

(47)	Kees Volders has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 21,591 common shares issuable upon the exercise of warrants.

(48)	Christa Van Ittersum has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 45,187 common shares issuable upon the exercise of warrants.

(49)	Alwin Tetteroo has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(50)	Peter Tromp has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is The Netherlands. Beneficial ownership includes 25,000 common shares issuable upon the exercise of warrants covered by this prospectus and 27,273 common shares issuable upon the exercise of warrants not covered by this prospectus.

(51)	Jasper Nederbragt has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Germany. Beneficial ownership includes 12,500 common shares issuable upon the exercise of warrants.

(52)	Marc Denil has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 100,000 common shares issuable upon the exercise of warrants.

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(53)	Luc Rigaux has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 48,192 common shares issuable upon the exercise of warrants and 240,963 common shares.

(54)	Guido Cloetens has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 100,000 common shares issuable upon the exercise of warrants.

(55)	Guy Castelain has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 96,385 common shares issuable upon the exercise of warrants and 96,385 common shares.

(56)	Henri Van Der Vlught has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 60,240 common shares issuable upon the exercise of warrants and 60,240 common shares.

(57)	Marc Waeterschoot has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 1,481,738 common shares issuable upon the exercise of warrants and 1,481,738 common shares.

(58)	Fernand Frankignoul has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 710,000 common shares and 240,963 common shares issuable upon the exercise of warrants

(59)	Rene Verhoeven has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 9,091 common shares issuable upon the exercise of warrants.

(60)	Patrick Frankignoul has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 623,115 common shares and 149,578 common shares issuable upon the exercise of warrants

(61)	Antony Okker has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 49,091 common shares issuable upon the exercise of warrants and 690,000 common shares.

(62)	Godelieve Verhaeghe has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 162,881 common shares and 120,481 common shares issuable upon the exercise of warrants.

(63)	Thema Bvba has voting and investment power over the Common Shares. The jurisdiction of the selling security holder is Belgium. Beneficial ownership includes 48,193 common shares issuable upon the exercise of warrants covered by this prospectus and 48,193 common shares.

PLAN OF DISTRIBUTION

We are registering the Common Shares to permit the resale of those Common Shares from time to time after the date of this prospectus at the discretion of the holders of such Common Shares. We will not receive any of the proceeds from the sale by the selling security holders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares.

The selling security holders may, at their discretion, sell all, none, or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, or agents. If the Common Shares are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions that may involve crosses or block transactions,

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•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling security holders effect such transactions by selling Common Shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions, or commissions from the selling security holders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular underwriters, broker-dealers, or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling security holders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

The selling security holders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions, and other terms constituting compensation from the selling security holders and any discounts, commissions, or concessions allowed or re-allowed or paid to broker-dealers.

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Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state, or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the Common Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

We will pay all expenses of the registration of the Common Shares, estimated to be approximately $62,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act, in accordance with applicable registration rights agreements, if any, or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.

Description of Capital Stock

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which 180,467,990 were issued and outstanding as at July 22, 2016. The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the Board. The Common Shares are entitled, upon liquidation, dissolution, or winding up of NioCorp, to receive the remaining assets of NioCorp available for distribution to shareholders. There are no pre-emptive, conversion, or redemption rights attached to the Common Shares.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of NioCorp, other than Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

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Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Convention”) to the holding and disposition of Common Shares.

Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the United States, (ii) is entitled to the benefits of the Convention, (iii)  holds all Common Shares as capital property, (iii) holds no Common Shares that are “taxable Canadian property” (as defined in the Canadian Tax Act) of the holder, (iv) deals at arm’s length with and is not affiliated with NioCorp, (v) does not and is not deemed to use or hold any Common Shares in a business carried on in Canada, and (vi) is not an insurer that carries on business in Canada and elsewhere (each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be regarded by the Canada Revenue Agency (the “CRA”) as entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds Common Shares should consult their own tax advisers regarding the extent, if any, to which the CRA will extend the benefits of the Convention to the entity in respect of its Common Shares.

Generally, a holder’s Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade (i.e. speculation), and does not hold the Common Shares in the course of carrying on a business.

Generally, a holder’s Common Shares will not constitute “taxable Canadian property” of the holder at a particular time at which the Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) unless both of the following conditions are true:

(i)	at any time during the 60-month period that ends at the particular time, 25% or more of the issued shares of any class of the capital stock of NioCorp were owned by or belonged to one or any combination of

(A)	the holder,

(B)	persons with whom the holder did not deal at arm’s length, and

(C)	partnerships in which the holder or a person referred to in clause (B) holds a membership interest directly or indirectly through one or more partnerships, and

(ii)	at any time during the 60-month period that ends at the particular time, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, one or any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the CRA. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial, or foreign tax considerations, which may differ materially from those set out herein.

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This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom NioCorp pays or is deemed to pay a dividend on the holder’s Common Shares will be subject to Canadian withholding tax, and NioCorp will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account.  The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of the voting stock of NioCorp, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of NioCorp owned by an entity that is considered fiscally transparent under the laws of the United States and that it is not a resident of Canada, in proportion to the company’s ownership interest in that entity.

Warrants

As of July 22, 2016, an aggregate of 22,733,684 warrants, with each warrant convertible into one (1) Common Share, were issued and outstanding as follows:

Number	Exercise Price	Expiry Date
7,561,489	$0.65	November 10, 2016
2,714,000	$1.00	February 27, 2017
182,910	$0.85	February 27, 2017
3,125,000	$0.72	December 22, 2018
9,150,285	$0.75	January 19, 2019
22,733,684

Each of the foregoing warrants provides that in the event there is a subdivision, consolidation, reclassification, or other change of the Common Shares into a greater or lesser number of Common Shares or other securities of NioCorp, the terms of the Common Shares issuable on conversion of such warrants and the exercise price of such warrants will be adjusted accordingly.

Convertible Securities

Convertible Notes

On October 14, 2015, NioCorp issued unsecured convertible promissory notes in the aggregate principal amount of $0.8 million (the “Notes”).

The Notes bear interest at a rate of 8%, payable quarterly in arrears, are nontransferable, and have a term of three years from the date of issue. Principal under the Notes is convertible by lenders into, and payable by NioCorp in, Common Shares at a conversion price of C$0.97 per Common Share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the Notes will be convertible by lenders into, and payable by NioCorp in, Common Shares at a price per Common Share equal to the most recent closing price of NioCorp’s Common Shares on the TSX prior to the delivery to NioCorp of a request to convert interest, or the due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate. Interest payable and any unconverted principal at maturity date is payable either in cash or Common Shares, at the election of NioCorp. Conversion of any interest is subject to further TSX approval.

Each Note provides that in the event there is a subdivision, consolidation, reclassification, or other change of the Common Shares into a greater or lesser number of Common Shares or other securities of NioCorp, the terms of the Common Shares issuable on conversion of the Notes and the price of such Common Shares will be adjusted accordingly.

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The Notes become due in accordance with their terms on October 14, 2018.

Lind Convertible Securities

On December 14, 2015, NioCorp entered into a definitive convertible security funding agreement (the “Lind Agreement”) with an entity managed by The Lind Partners, a New York-based asset management firm (collectively with The Lind Partners, “Lind”). A first tranche $4.5 million was made in a series of advances between December 22, 2015 and January 19, 2016, pursuant to the issuance of an initial convertible security with a face value of $5.4 million during the same period (the “Initial Convertible Security”).

The Initial Convertible Security has a two-year term from the date of issue and will incur a simple interest rate obligation of 10%, prepaid and attributed to its face value. The Initial Convertible Security is secured by assets of NioCorp. Lind is entitled to convert the Initial Convertible Security in monthly instalments over its term at a price per share equal to 85% of NioCorp’s five-day trailing volume weighted average price on the TSX (“VWAP”) prior to the date that notice of conversion is provided by Lind. The Lind Agreement contains restrictions on how much of the Initial Convertible Security may be converted in any particular month. NioCorp has the option to buy back up to 70% of the Initial Convertible Security in cash at any time for a nominal premium. Lind is entitled to accelerate its conversion right to the full amount of the face value of the Initial Convertible Security or demand repayment thereof in cash upon a default and other designated events.

Lind is entitled to increase the financing under the Initial Convertible Security by an additional $1.0 million during its two-year term and, provided certain conditions are met, NioCorp will have the right to call an additional $1.0 million under the Initial Convertible Security (a “First Tranche Increase”). The Lind Agreement also provides for the issuance of a second convertible security on mutual agreement of NioCorp and Lind and completion of certain conditions, through which Lind may finance up to another $1.0 million - $6.0 million convertible Security (the “Second Tranche”), which Lind would be entitled to subsequently increase by up to 20% in its sole discretion (the “Second Tranche Increase”). Assuming a full First Tranche Increase, Second Tranche and Second Tranche Increase, the total amount (including interest) that may be advanced by Lind under the Lind Agreement is $16,440,000.

In respect of the Second Tranche (if any), NioCorp has agreed to issue a number of warrants as is equal to (N), determined pursuant to the following formula:

(the Second Tranche amount / VWAP per share during the five consecutive trading days immediately before the closing date of the Second Tranche) X 0.50 = N (the “Second Warrants”)

On the occurrence of a First Tranche Increase (if any), NioCorp has agreed to issue a number of warrants as is equal to (N), determined pursuant to the following formula:

•	($1,000,000 / VWAP per share during the five consecutive trading days immediately before the closing date of the First Tranche Increase) X 0.50 = N (the “First Tranche Increase Warrants”)

On the occurrence of a Second Tranche Increase (if any), NioCorp has agreed to issue a number of warrants as is equal to (N), determined pursuant to the following formula:

•	((the Second Tranche Increase amount X 0.20) / VWAP per share during the five consecutive trading days immediately before the closing of the Second Tranche Increase) X 0.50 = N (the “Second Tranche Increase Warrants”)

Warrants which may become issuable under the Lind Agreement will be priced as follows:

•	Second Warrants: 120% of the five day VWAP of the Common Shares before the Second Tranche closing.

•	First Tranche Increase Warrants: 120% of the five day VWAP of the Common Shares before the First Tranche Increase closing.

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•	Second Tranche Increase Warrants: 120% of the five day VWAP of the Common Shares before the Second Tranche Increase closing.

The foregoing is intended as a brief description of the Lind Agreement only, and is qualified in its entirety by reference to the Lind Agreement itself. Please refer to the full text of the Lind Agreement, available under NioCorp’s profile at www.sedar.com.

Incentive Stock Options

As of July 22, 2016, an aggregate of 12,175,000 incentive stock options are issued and outstanding, with each option exercisable into one (1) Common Share, as follows:

Option Grant Date	Option Exercise Price		Option Expiry Date	Number of Options Currently Outstanding
July 21, 2016	C$	0.94	July 21, 2021	710,000
January 19, 2016	C$	0.62	January 19, 2021	5,575,000
April 28, 2015	C$	0.94	April 28, 2019	100,000
April 28, 2015	C$	0.94	April 28, 2018	400,000
December 22, 2014	C$	0.80	December 22, 2017	3,220,000
September 2, 2014	C$	0.76	September 2, 2017	500,000
July 28, 2014	C$	0.65	July 28, 2017	1,250,000
May 20, 2014	C$	0.65	May 20, 2017	50,000
May 9, 2014	C$	0.50	May 9, 2017	370,000

Each agreement in respect of the foregoing incentive stock options provides that in the event there is a subdivision, consolidation, reclassification, or other change of the Common Shares into a greater or lesser number of Common Shares or other securities of NioCorp, the terms of the Common Shares issuable on exercise of such options and the exercise price of such options will be adjusted accordingly. Furthermore, the expiry period of each of the foregoing options will be accelerated in the event the holder ceases to hold their applicable position as director, officer, consultant, or employee of NioCorp.

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BUSINESS

General Corporate Information

NioCorp was incorporated under the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) on February 27, 1987 under the name “IPC International Prospector Corp.” On May 22, 1991, we changed our name to “Kingston Resources Ltd.” On June 29, 2001, we changed our name to “Butler Developments Corp.” On February 12, 2009, we changed our name to “Butler Resource Corp.” On March 4, 2010, we changed our name to “Quantum Rare Earth Developments Corp.” On March 4, 2013, we changed our name to “NioCorp Developments Ltd.”

NioCorp is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario, and New Brunswick. Our registered and records office is located at Robson Court, 1000-840 Howe Street, Vancouver, British Columbia V6Z 2M1 (c/o Miller Thompson LLC). Our head office is located at 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112.

Loss of Foreign Private Issuer Status under U.S. Securities Laws

Based on our analysis of the number of Common Shares held by persons resident in the United States as of December 31, 2015 and within 30 days of the filing of this prospectus, as well as the majority of our assets and directors being in the United States, we do not meet the definition of a “foreign private issuer” under Rule 405 of the Securities Act. As a result, effective July 1, 2016 we were subject to United States securities laws as applicable to a United States domestic company and are filing this Form S-1 as a domestic issuer.

You may read and copy any materials we file with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as we do not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of June 30, 2015, being the last day of our last fiscal year.

We may lose our status as an emerging growth company on the last day of our fiscal year during which (i) our annual gross revenue exceeds $1,000,000,000 or (ii) we issue more than $1,000,000,000 in non-convertible debt in a three-year period. We will lose our status as an emerging growth company if at any time we are deemed to be a large accelerated filer. We will lose our status as an emerging growth company on the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

As an emerging growth company under the JOBS Act, we have elected to opt out of the extended transition period for complying with new or revised standards pursuant to Section 107(b) of the Act. The election is irrevocable.

As an emerging growth company, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Such sections are provided below:

•	Section 404(b) of the Sarbanes-Oxley Act of 2002 requires a public company’s auditor to attest to, and report on, management's assessment of its internal controls.

•	Sections 14A(a) and (b) of the Securities and Exchange Act, implemented by Section 951 of the Dodd-Frank Act, require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

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As long as we qualify as an emerging growth company, we will not be required to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Geographic and Segment Information

We have one reportable segment, consisting of evaluation, acquisition, exploration and, if warranted, development activities which are focused principally in Nebraska, U.S.A. We reported no material revenues during our fiscal years ended 2014 and 2015.

Corporate Structure

The Company’s business operations are conducted primarily through Elk Creek Resources Corp. (“ECRC”), a private Nebraska corporation and wholly-owned subsidiary of 0896800 B.C. Ltd. (“0896800”), a wholly-owned subsidiary of the Company. The below table provides an overview of the Company’s current subsidiaries and their activities.

Name	State/Province of Formation	Ownership	Business
0896800 B.C. Ltd.	British Columbia	100% by the Company	The only business of 0896800 is to hold the shares of ECRC
Elk Creek Resources Corp.	Nebraska	100% by 0896800	The business of ECRC is the development of the Elk Creek Project

Business Operations

NioCorp through ECRC is developing a superalloy materials project that, if and when developed, will produce niobium, scandium, and titanium products. Known as the “Elk Creek Project”, it is located near Elk Creek, Nebraska, in the southeast portion of the state.

•	Niobium is used to produce various superalloys that are extensively used in high performance aircraft and jet turbines. It also is used in High Strength, Low Alloy (“HSLA”) steel, a stronger steel used in automotive, bridges, structural systems, buildings, pipelines, and other applications that which generally enables those applications to be stronger and lighter in mass. This “lightweighting” benefit often results in environmental benefits, including reduced fuel consumption and material usage, which can result in fewer air emissions.

•	Scandium can be combined with aluminum to make super-high-performance alloys with increased strength and improved corrosion resistance. Scandium also is a critical component of advanced solid oxide fuel cells, an environmentally preferred technology for high-reliability, distributed electricity generation.

•	Titanium is a component of various superalloys and other applications that are used for aerospace applications, weapons systems, protective armor, medical implants and many others. It also is used in pigments for paper, paint, and plastics.

Our primary business strategy is to advance our Elk Creek Project to commercial production. We are focused on obtaining additional funds to carry out our near-term planned work programs to complete a feasibility study for the Elk Creek Project and to begin development. Subject to delivering a positive feasibility study for the Elk Creek Project, we intend to secure the project financing necessary to complete mine development and construction of the Elk Creek Project.

NioCorp is a mineral exploration company engaged in the acquisition, exploration, and development of mineral properties. We are in the exploration stage as our properties have not yet reached commercial production and none of our properties is beyond the exploration stage at this time. All work presently planned by us is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. In addition, we have also conducted permitting, land reclamation, and other related activities at and for the Elk Creek Project.

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As noted above, the Company conducts its business operations and holds assets primarily through its subsidiary entities. The following describes the operations and assets of NioCorp’s subsidiaries through which NioCorp conducts its business operations.

Elk Creek Project

As at the date of this prospectus, the Company’s material mineral property is the Elk Creek Property. NioCorp’s interest in the Elk Creek Project is held pursuant to exploration lease and option agreements between the Company’s subsidiary, ECRC, and individual Nebraskan landowners (the “Elk Creek Leases”). The Elk Creek Leases held by ECRC comprise a series of agreements with individual property owners in the form of a five-year pre-paid lease on the underlying mineral and/or surface rights. The agreements contain a pre-determined buyout figure for permanent ownership of the mineral rights, and in certain instances, include an option to acquire surface rights. The option to exercise the purchase option lies entirely with the Company. All Elk Creek Leases that cover the mineral resource associated with the project were renegotiated during the fiscal year ended June 30, 2015, on substantially identical terms, for a period of five years.

After filing the initial Preliminary Economic Assessment on the Elk Creek Project (“PEA”) on May 19, 2015, the Company engaged in additional bench and pilot testing of the metallurgical flowsheet for the proposed plant. During this testing, it was determined that recoveries of targeted elements could be significantly increased by eliminating the flotation step and processing the resource directly through a hydrometallurgical process. The discovery of this positive change to the flowsheet prompted the Company’s decision to prepare a new Preliminary Economic Assessment. These changes are expected to allow the Company to recover significantly higher percentages of all three elements from the mineral resource, including niobium recovery of 89.2%, scandium recovery of 90.0%, and titanium recovery of 87.6%. This in turn will reduce the volume of the resource required to be mined on a daily basis and enable the Company to achieve the same level of ferroniobium and titanium dioxide production, as was noted in the Company’s initial PEA, while increasing scandium trioxide output by approximately 661%. These changes result in minimal increases to CAPEX, compared to the initial PEA. On August 4, 2015, the Company announced the completion of a second Preliminary Economic Assessment (“PEA2”) for the Elk Creek Project, and the related technical report was filed on SEDAR on September 4, 2015 which was amended and re-filed in response to comments from the BCSC on October 16, 2015. PEA2 reflects the impacts of the changes to the metallurgical flowsheet described above, additional information available regarding the hydrogeologic conditions at the project site, and the completion of third-party market studies for ferroniobium and scandium trioxide. PEA2 retains the technical and economic results previously disclosed by NioCorp in its August 4, 2015 and September 4, 2015 news releases, and includes additional guidance and cautionary language required by NI 43-101 regarding uncertainty in realizing the results of PEA2.

In addition to the underground mine, facilities described in the PEA2 also include a crushing and grinding operation. The ground material will be fed to a hydrometallurgical operation that will produce a niobium precipitate, a scandium trioxide co-product as well as a Titanium dioxide by-product. A final pyrometallurgical step will convert the niobium precipitate to ferroniobium using an aluminothermic reduction process. In order to support these processing steps, a number of ancillary facilities would be constructed, including stockpile areas, water pumping and treatment facilities, reagent and fuel storage areas, warehousing, utility installations, rail infrastructure, office space, and a tailings impoundment. The underground mine would be accessed by a shaft and mined using longhole stoping methods supported by a mine backfill plant located on surface.

Recent Corporate Developments

On July 31, 2014, NioCorp entered into a financial advisory agreement to engage Mackie Research Capital Corporation (“MRCC”) to assist in reviewing strategic options to meet NioCorp’s growth objectives and enhance shareholder value. NioCorp executed a subsequent advisory agreement with MRCC on November 17, 2014 (the “Current Advisory Agreement”) to replace and supersede the agreement of July 31, 2014. Pursuant to the Current Advisory Agreement, MRCC will assist NioCorp in the preparation of presentation marketing materials, provide strategic guidance through NioCorp’s next stage of development, and expose NioCorp to MRCC’s network of retail and institutional investors.

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As consideration under the Current Advisory Agreement, NioCorp paid MRCC a work fee (the “Work Fee”) of C$190,000 (plus applicable taxes) and issued MRCC 750,000 broker warrants (the “Broker Warrants”) for a work period commencing effective August 1, 2014 and ending April 31, 2015. Each Broker Warrant entitles MRCC to acquire one unit of the Company (a “MRCC Unit”) at an exercise price equal to C$0.55 at any time up to December 4, 2016. Each MRCC Unit consists of one Common Share and one full Common Share purchase warrant (a “MRCC Warrant”). Each MRCC Warrant entitles MRCC to acquire one additional Common Share at an exercise price equal to C$0.65 at any time up to December 4, 2016.

On November 28, 2014, NioCorp entered into a sponsorship engagement agreement with MRCC, pursuant to which MRCC has agreed to assist and sponsor the Company for a listing on a senior North American stock exchange. In consideration for its services, MRCC was paid a cash fee and issued 250,000 non-transferable compensation options (the “Compensation Options”). Each Compensation Option entitles MRCC to acquire one unit of the Company (a “MRCC Comp Unit”) at an exercise price equal to C$0.60 at any time up to January 14, 2017. Each MRCC Comp Unit consists of one Common Share and one full Common Share purchase warrant (a “MRCC Comp Warrant”). Each MRCC Comp Warrant entitles MRCC to acquire one additional Common Share at an exercise price equal to C$0.65 at any time up to January 14, 2017.

On November 10, 2014 the Company entered into an offtake agreement (the “Offtake Agreement”) with ThyssenKrupp Metallurgical Products GmbH (“ThyssenKrupp”) whereby ThyssenKrupp will purchase, at market rates, approximately 3,750 metric tons per year, or fifty percent (50%), of the Company’s current planned annual Ferroniobium production from the Elk Creek Project for an initial ten-year term, with an option to extend beyond that timeframe. The Offtake Agreement presupposes the Company obtaining project financing, obtaining all necessary approvals, and constructing a mine and associated processing equipment at the Elk Creek Project. ThyssenKrupp is based in Essen, Germany, and is part of the Business Area Materials Services, a global materials distributor and service provider with 500 branches in 44 countries. The Company appointed ThyssenKrupp as its exclusive sales agent of its production in Europe, with a stated amount to be sold in Germany. Pursuant to the Offtake Agreement, the Company granted ThyssenKrupp a non-transferable warrant to acquire 8,569,000 Common Shares of the Company at an exercise price of C$0.67 per Common Share, which expired on December 12, 2015. During the six months ended December 31, 2015, 1,500,500 of these warrants were exercised, with the remainder expiring unexercised.

On January 29, 2016, the Company announced that Tony Fulton resigned from the NioCorp Board of Directors, effective immediately, as a result of his confirmation by the Nebraska Legislature to serve as Nebraska Tax Commissioner. Subsequently, on February 23, 2016, the Company’s shareholders approved a motion appointing Anna Castner Wightman of Omaha, Nebraska, to the Company’s Board of Directors. A sixth generation Nebraskan and a graduate of Nebraska Wesleyan University, Ms. Wightman currently serves as Vice President of Government Relations for First National Bank in Omaha, Nebraska, and served on the Boards of Directors of the Nebraska Chamber of Commerce, Rose Theater for Performing Arts, and Joslyn Castle.

On June 15, 2016, we announced that we had entered into a commercial sales agreement (“CMC Agreement”) with CMC Cometals, a division of Commercial Metals Company (“CMC”) of Fort Lee, New Jersey, under which CMC expects to purchase up to a maximum of 1,875 tonnes per year, or roughly twenty-five (25%), of our potential annual Ferroniobium production from our Elk Creek, Nebraska resource. Under the CMC Agreement, CMC will purchase this amount of Ferroniobium under a market-based pricing structure and for an initial 10-year term, with an option to extend beyond that period upon mutual agreement of the parties.

On June 20, 2016, we announced that we had entered into a joint development agreement with IBC Advanced Alloys Corp. to investigate and develop applications for scandium-containing alloys for multiple downstream markets.

On July 1, 2016, we appointed Neal Shah as our Chief Financial Officer. Mr. Shah had served as our Interim Chief Financial Officer since April of 2015. Prior to that, he was our Vice President of Finance.

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Competitive Business Conditions

There is aggressive competition within the minerals industry to discover and acquire mineral properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities. In addition, we compete with others in efforts to obtain financing to acquire and explore mineral properties, acquire and utilize mineral exploration equipment, and hire qualified mineral exploration personnel. We may compete with other junior mining companies for mining claims in regions adjacent to our existing claims, or in other parts of the world should we dedicate resources to doing so in the future. These companies may be better capitalized than us and we may have difficulty in expanding our holdings through the staking or acquisition of additional mining claims or other mineral tenures.

In competing for qualified mineral exploration personnel, we may be required to pay compensation or benefits relatively higher than those paid in the past, and the availability of qualified personnel may be limited in high-demand mining periods, such as was in past years when the price of gold and other metals was higher than it is now.

Specialized Skill and Knowledge

The Company’s ability to continue to progress the Elk Creek Project will rely on its ability to attract and retain individuals with (among other) financial, administrative, engineering, geological and mining skills, and knowledge of our industry and targeted markets. Much of the necessary specialized skills and knowledge required by the Company as a mineral exploration company are available from the Company’s management team and Board of Directors. The Company retains outside consultants if additional specialized skills and knowledge are required.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the weak demand for minerals in many countries are suppressing commodity prices, but it is difficult to assess how long such trend may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As NioCorp’s mining and exploration business is in the exploration stage, and NioCorp has not yet generated any revenue from the operation of the Elk Creek Project, it is not currently significantly affected by changes in commodity demand and prices, except to the extent that same impact the availability of capital for mineral exploration and development projects. As it does not carry on production activities, NioCorp’s ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Seasonality

The Elk Creek Project is not subject to material restrictions on our operations due to seasonality.

Economic Dependence

Other than the Elk Creek Leases and the Offtake Agreements, NioCorp’s business is not substantially dependent on any contract such as a contract to sell the major part of its product or services or to purchase the major part of its requirements for goods, services or its raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (EPA) and the United States Army Corps of Engineers (ACOE) as well as the various state and local environmental protection agencies. The regulations address many environmental issues relating to air, soil, and water contamination, and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal, and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals, and taxation. Many of the regulations require permits or licenses to be obtained, the absence of which and/or inability to obtain such permits or licenses will adversely affect our ability to conduct our exploration, development, and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

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Federal

While none of the lands on which the Elk Creek Project is proposed to be build are government-owned lands, on lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

Environmental Regulation

Our mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. The development, operation, closure, and reclamation of mining projects in the United States requires numerous notifications, permits, authorizations, and public agency decisions. Compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered. We are currently operating under various permits for activities connected to mineral exploration, reclamation, and environmental considerations. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

U.S. Federal Laws

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint, and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs or natural resource damages. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA, and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act (“CAA”), as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Any future mining operations by the Company may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

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The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare either a detailed statement known as an Environmental Impact Statement (“EIS”) or a less detailed statement known as an Environmental Assessment (“EA”). The United States Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS or EA and the adequacy of and findings set forth in the draft and final EIS or EA. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit or Stormwater Pollution Prevention Plan for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal, and administrative penalties for unauthorized discharges of pollutants, and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SWDA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Nebraska

Nebraska has a well-developed set of environmental regulations and responsible agencies, but does not have clearly defined regulations with respect to permitting mines. As such, review of the project and the issuance of permits by Nebraska agencies and regulatory bodies could potentially impact the total time to market for our Elk Creek Project. Other Nebraska regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or surety requirements.

Employees

As of July 22, 2016 we employed approximately eleven (11) full-time employees.

Availability of Raw Materials

All of the raw materials we require to carry on our business are readily available through normal supply or business contracting channels in Canada and the United States. Since commencing current operations in August 2010, we have been able to secure the appropriate personnel, equipment, and supplies required to conduct our contemplated programs. As a result, we do not believe that we will experience any shortages of required personnel, equipment, or supplies in the foreseeable future.

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Reorganization

Except as disclosed elsewhere herein, the Company has not undergone any material reorganizations in its three most recently completed financial years.

Available Information

We maintain a website at http://www.niocorp.com. The information contained on, or accessible through, our website is not part of this prospectus. Because we have not registered a class of securities under Section 12 of the Exchange Act, we are not currently required to file reports on Forms 10-K, 10-Q or 8-K. Once this prospectus is effective, we will file a Form 8-A to register our common shares under Section 12(g) of the Exchange Act. Thereafter, our Annual Report on Form 10-K (which includes our audited financial statements), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, will be available on our website, free of charge, as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the SEC. You may also read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s website at www.sec.gov. We do not intend to send security holders a printed version of our Annual Report as it will be available online.

We maintain a Code of Business Conduct and Ethics for Directors, Officers and Employees (“Code of Conduct”). A copy of our Code of Conduct may be found on our website in the Corporate Governance section under the main title “Investors.” Our Code of Conduct contains information regarding whistleblower procedures. We also maintain our Insider Trading Policy on our website.

PROPERTIES

Elk Creek Project, Nebraska

Our principal mineral property is the Elk Creek Property, a niobium exploration project located in southeast Nebraska, approximately 75 kilometers (km) southeast of Lincoln, Nebraska (the state capital), and 110 km south of Omaha, Nebraska. The Elk Creek Project does not have any proven or probable reserves under SEC Industry Guide 7 and the project is exploratory in nature. The below information is in part summarized or extracted from our NI 43-101 technical report entitled “Amended NI 43-101 Technical Report, Updated Preliminary Economic Assessment, Elk Creek Niobium Project” and dated effective August 4, 2015, with an original report date of September 4, 2015 and an amended report date of October 2015 (the “October 2015 PEA”), which was prepared for us by SRK Consulting and Roche.

Property Description and Location

The Elk Creek Project is located in southeast Nebraska, USA. The Property is situated as shown in Figure 1 below and is located within USGS Tecumseh Quadrangle Nebraska SE (7.5 minute series) mapsheet in Sections 1-6, 9-11; Township 3N; Range 11 and Sections 19-23, 25-36; Township 4N, Range 11, at approximately 40°16’ north and 96°11’ west in the State of Nebraska, in central USA. The property is approximately 75 km southeast of Lincoln, Nebraska, the state capital of Nebraska.

The Project is a niobium-bearing carbonatite deposit located in Johnson County, southeast Nebraska. In addition to niobium, other elements of economic significance include titanium and scandium.

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Figure 1 - Property Map showing Location of Elk Creek Project

Title and Ownership

Previously, the Elk Creek Project consisted of 65 option agreements covering approximately 3,834 ha, of which the Company held 33 active agreements (1,879 ha).

The Company has since reviewed the required option agreements to advance the Elk Creek Project and has chosen not to enter into an extension agreement on 44 agreements. These agreements covered mainly the larger area targeted in previous drilling campaigns. The Company currently holds 16 land option agreements that are material to the project. The current optioned land package covers an area of 1,368 ha.

Option agreements are between NioCorp’s subsidiary Elk Creek Resource Corp. (ECRC) and the individual land owners. ECRC is a Nebraska based and wholly owned subsidiary of NioCorp. Land ownership for the agreements material to the project are shown in Figure 2 and listed in Table 1. Material agreements are those which have been demonstrated to host mineralized material, or which have the potential to be the site of buildings, facilities or other surface infrastructure.

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Figure 2- Land Tenure Map

Source: NioCorp, 2016

Table 1: Active Lease Agreements Covering the Project

	Option Agreement Name	Code	Hectares	Acres	Original Agreement Sign Date	Original Agreement Expiry	New / Extended Agreement Expiry
1	Beethe, Elda E	Beethe008	107.82	266.43	April 30, 2010	April 30, 2015	April 30, 2020
2	Beethe, Harlan D. and Lisa M	Beethe003	48.69	120.32	April 15, 2010	April 15, 2015	June 24, 2020
3	Heidemann, Lavon L. and Robin Y	Heidemann005	79.55	196.57	March 16, 2010	March 16, 2015	March 16, 2020
4	Heidemann, Leland L. and Lola L	Heidemann006	64.75	160.00	March 26, 2010	March 26, 2015	March 26, 2020
5	Heidemann, Leslie L	Heideman007	64.75	160.00	March 25, 2010	March 25, 2015	March 25, 2020
6	Koehler, Robert and Ellen	Koehler001	64.75	160.00	June 4, 2010	June 4, 2015	June 12, 2020
7	Nielsen, Rolande O. and Tami R	Nielsen001	112.81	278.75	March 31, 2010	March 31, 2015	June 25, 2020
8	Woltemath Roger	Woltemath80S	32.37	80.00	Not applicable	Not applicable	December 4, 2019
9	Woltemath, Eileen M	Woltemath001	48.47	119.77	December 4, 2009	December 4, 2014	January 21, 2020
10	Woltemath, Roger L. and Nancy A	Woltemath002	152.49	376.81	December 4, 2009	December 4, 2014	December 4, 2019
11	Woltemath, Victor L. and Juanita E	Woltemath003	172.20	425.52	March 25, 2010	March 25, 2015	March 25, 2020
12	Shuey, Dr. Keith	Shuey001	32.37	80.00	December 2, 2009	December 2, 2014	May 28, 2020
13	Othmer, Mark and Tom	Othmer003	75.89	187.52	February 10, 2010	February 10, 2015	January 22, 2021
14	Othmer, Mark and Tom	Othmer004	113.31	280.00	February 10, 2010	February 10, 2015	January 22, 2021
15	Beethe, Verlyn	Beethe007	66.27	163.75	April 14, 2010	April 14, 2015	January 20, 2021
16	Beethe, Glenn W	Beethe002	146.56	362.16	April 15, 2010	April 15, 2015	February 19, 2021

Source: NioCorp, 2016

The known mineralized material is wholly contained within parcels Woltemath003 and Beethe008, and agreements covering both of these properties have been secured.

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As part of the exploration option agreements where required the Company has also secured surface rights, which allow for access to the land for drilling activities and associated mineral exploration and project development work.

Each of the agreements except for Woltemath80S include a 2% Net Smelter Return (“NSR”) royalty attached with the option to purchase (“OTP”). The agreements grant the operator an exclusive right to explore and evaluate the property for a period of 60 months, with an OTP the mineral interest and in some cases the surface rights at any time during the term. As the Woltemath80S agreement is limited to an OTP for the surface rights only, it does not contain an NSR provision.

Accessibility, Physiography, Climate and Infrastructure

The Elk Creek Property is easily accessible year round as it is situated approximately 75 km southeast of Lincoln (State Capital), Nebraska and approximately 110 km south of Omaha, Nebraska. Access to site can be completed via road or from one of the regional airports. There are several regular flights to both Lincoln and Omaha; however, the Elk Creek Project is most easily accessible from Lincoln. From Lincoln Municipal Airport, the Elk Creek Property is accessed via paved roads on the main network and a secondary network of gravel roads.

Geologists can be sourced from local universities. An experienced mining related workforce can be found in Denver Colorado (eight hours drive west of the Elk Creek Project).

Southeast Nebraska is situated in a Humid Continental Climate (Dfa) on the Köppen climate classification system. In eastern Nebraska this climate is generally characterized by hot humid summers and cold winters. Average winter temperatures vary between -10.4°C to 1.6°C. Average summer temperatures vary between 18°C to 32°C. Exploration may be conducted all year round.

Average monthly precipitation (rain and snowfall) varies between 22 and 127 mm. Average yearly precipitation is between 800 and 850 mm with an average yearly snowfall of approximately 72 cm. Nebraska is located within an area known for tornados which runs through the central U.S. where thunderstorms are common in the spring and summer months. Tornadoes primarily occur during the spring and summer and may occur into the autumn months.

The Company has negotiated surface rights as needed as part of the lease agreements. It is expected that with appropriate studies and negotiations with land owners that land access and provision of land for infrastructure development will be achievable. There is sufficient suitable land area available within the mineral claims for mine waste disposal, for future tailings disposal, a processing plant, and related mine infrastructure.

Elk Creek is the nearest town to the Elk Creek Project, with a population of approximately 100 people. Tecumseh, with roughly 1,700 inhabitants, is the nearest town of any size to the Elk Creek Project site and is situated approximately 11 km north of the Elk Creek Property. Tecumseh is well-suited as a staging base for future exploration work at the Project with available accommodations, fuel, and supplies. Contractors, bulk supplies, and skilled labor (engineering, surveying) may be sourced locally or from the cities of Lincoln or Omaha. Mining activities currently taking place in the area are limited to limestone and aggregate operations, to support the local cement manufacturing and construction industries. The Company has links to the University of Nebraska Lincoln which operates a geology department.

There are three electrical power generating stations within a 50 km radius of the Elk Creek Project that include the Beatrice and Sheldon coal generating stations, and the Cooper nuclear power generating station.

The nearest railway heads are found in both Tecumseh and Elk Creek. The Burlington Northern Santa Fe (BNSF) railway runs parallel to the Nemaha River connecting Kansas City to Omaha and Lincoln.

The nearest major airports are located in Lincoln and Omaha, Nebraska, and Kansas City, Kansas.

Water sources are available near the Property from local rivers and from groundwater wells for drilling requirements.

The local topography of eastern Nebraska is relatively low-relief with shallow rolling hills intersected by shallow river valleys. Elevation varies from about 325 to 390 meters above sea level (masl). Bedrock outcrop exposure is nonexistent in the Elk Creek Project area.

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The majority of the Elk Creek Project area is used for cultivation of corn and soybeans, along with uses as grazing land. Native vegetation typical of eastern Nebraska is upland tall-grass, prairie and upland deciduous forests.

Geology and Mineralization

Geology

The Nebraska Precambrian basement predominantly comprises granite, diorite, basalt, anorthosite, gneiss, schist and clastic sediments. A series of island arcs sutured onto the Archean continent created the basic framework of the area. This suture left a north-trending intervening boundary zone ancestral to the Nemaha Uplift, providing a pre-existing tectonic framework which controlled the trend of the later Midcontinent Rift System (1.0 to 1.2 Ga) (Carlson & Treves, 2005). The Carbonatite is located at the northeast extremity of the Nemaha Uplift

The Elk Creek Property includes the Carbonatite that has intruded older Precambrian granitic and low- to medium-grade metamorphic basement rocks. The Carbonatite and Precambrian rocks are believed to be unconformably overlain by approximately 200 m of Paleozoic marine sedimentary rocks of Pennsylvanian age (ca. 299 to 318 Ma).

As a result of this thick cover, there is no surface outcrop within the Elk Creek Project area of the Carbonatite, which was identified and targeted through magnetic surveys and confirmed through subsequent drilling. The available magnetic data indicates dominant northeast, west-northwest striking lineaments and secondary northwest and north oriented features that mimic the position of regional faults parallel and/or perpendicular to the Nemaha Uplift.

The Elk Creek Carbonatite is an elliptical magmatic body with northwest trending long axis perpendicular to the strike of the 1.1 Ga Midcontinent Rift System, near the northern part of the Nemaha uplift (Burchett, 1982; Carlson, 1997). It was first discovered by drilling in 1971 and tentatively identified as a carbonatite on the basis that it resembled rocks of the Fen District of Norway (Treves et al., 1972a and 1972b). The definitive confirmation of carbonatite was completed using Rare Earth Element (REE), P205 and 87Sr/86Sr isotope analysis (Brookins et al., 1975). The Carbonatite has also been compared to the Iron Hill carbonatite stock in Gunnison County, Colorado on the basis of similar mineralogy (Xu, 1996).

The Carbonatite consists predominantly of dolomite, calcite and ankerite, with lesser chlorite, barite, phlogopite, pyrochlore, serpentine, fluorite, sulfides and quartz (Xu, 1996). It is, however, believed from stratigraphic reconstruction based on drill core observation in the area that the carbonatite is unconformably overlain by approximately 200 m of essentially flat-lying Palaeozoic marine sedimentary rocks, including carbonates, sandstones and shales of Pennsylvanian age (ca. 299 to 318 Ma).

Current studies suggest that the Carbonatite was emplaced ca. 500 Ma (Xu, 1996) in response to stress along the Nemaha Uplift boundary predating deposition of the Pennsylvanian sedimentary sequence (ca. 299 to 318 Ma). However, observations on drill cores from the Project site show that the contact between the Carbonatite body and the Pennsylvanian sediments is a sheared but oxidized contact suggesting that the Carbonatite is intrusive in the Pennsylvanian sequence. Furthermore, both rock types appear to have been affected by at least one main brittle-ductile deformation event resulting in formation of fault structures. Microstructures including sub-vertical and sub-horizontal tension veins, together with related sheared veins and fault planes displaying sub-vertical and sub-horizontal slickensides along drill cores are indications for the presence of extensional and oblique to strike-slip faults. These faults could correspond to the magnetic lineaments present in the area.

Mineralization

The property hosts niobium, titanium, and scandium mineralization as well as rare earth elements and barium mineralization that occurs within the Elk Creek Carbonatite. The current known extents of the Carbonatite unit are approximately 950 m along strike, 300 m wide, and 750 m in dip extent, below the unconformity. Niobium, titanium and scandium are considered the main elements of interests, within additional background on rare earth elements mineralization.

The deposit contains significant concentrations of niobium. Based on the metallurgical testwork completed to date at a number of laboratories using QEMSCAN® analysis, the niobium mineralization is known to be fine grained, and that 77% of the niobium occurs in the mineral pyrochlore, while the balance occurs in an iron-titanium-niobium oxide mineral of varying composition.

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Within the Elk Creek Carbonatite a host of other elements exist with varying degrees of concentration. The Company has completed both whole rock analysis and multi-element analysis on all samples for the 2014 program, plus resampling of selected historical core/pulps between 2011 and 2014.

Historical Exploration

Drilling at the Elk Creek Project was conducted in three phases. The first was during the 1970’s and 1980’s by the Molybdenum Company of America (Molycorp), the second in 2011 by Quantum (NioCorp under its former name), and the third and latest program in 2014 by NioCorp. To date, 129 diamond core holes have been completed for a total of 64,981 m over the entire geological complex. Of these a total of 48 holes (33,909 m) have been completed to date in the mineralized area and used in the current Mineral Resource Estimate.

Five holes for a total length 3,353.1 m, of additional drilling been drilled since the completion of the April 28, 2015 Mineral Resource Estimate. These holes were drilled for hydrogeologic and geotechnical purposes, and were not intended to augment the Mineral Resource Estimate.

All drilling has been completed using a combination of Tricone, Reverse Circulation (RC) or Diamond Drilling (DDH) in the upper portion of the hole within the Pennsylvanian sediments. All drilling within the underlying Carbonatite has been completed using DDH methods.

Table 2: Summary of Drilling Database within Elk Creek Deposit Area

Year	Company	Number of Holes	Average Depth (m)	Sum Length (m)
1970-1980	Molycorp	27	596.6	16,108.2
2011	Quantum	3	772.6	2,317.7
2014	NioCorp	18	845.4	15,482.8
Subtotal		48	700.9	33,908.7

Source: SRK, 2015

Molycorp 1973-1986

Between 1973 and 1974, Molycorp completed six drillholes: EC-1 to EC-4, targeting the Elk Creek anomaly and two other holes outside the Elk Creek anomaly area (Anzman, 1976). Drillholes were typically carried out by RC drilling through the overlying sedimentary rocks and diamond drilling through the Ordovician-Cambrian basement rocks.

Molycorp continued their drill program from 1977 and, in May 1978, Molycorp made its discovery of the current Project with drillhole EC-11. EC-11 is located on Section 33, Township 4N, and Range 11. The Carbonatite hosting the Project was intersected at a vertical depth of 203.61 m (668 ft).

Molycorp continued its drilling program through to 1984, which mainly centered on the Project within a radius of roughly 2 km. By 1984, Molycorp had completed 57 drillholes within the Elk Creek gravity anomaly area, which included 25 drillholes over the Project area.

From 1984 to 1986, drilling was focused on the Elk Creek gravity anomaly area. The anomaly area is roughly 7 km in diameter and drilling was conducted on a grid pattern of approximately 610 by 610 m (roughly 2,000 by 2,000 ft.) with some closer spaced drillholes in selected areas.

By 1986, a total of 106 drillholes were completed for a total of approximately 46,797 m (153,532 ft). The deepest hole reached a depth of 1,038 m (3,406 ft) and bottomed in carbonatite.

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Quantum, 2010-2011 (NioCorp under its former name)

In April 2011, Quantum conducted a preliminary drill program (three holes) on the Elk Creek deposit and two REE exploration targets (two holes), which have been excluded from the current Mineral Resource Estimation, as they do not intersect the Nb2O5 anomaly and are located to the east. The objectives of the drill program over the Elk Creek Project were to verify the presence of higher grade niobium mineralization at depth, and to infill drill the known niobium deposit in order to upgrade the resource category of the previous resource estimate and expand the known resource. The drill program was also established to collect sufficient sample material for metallurgical characterization and process development studies of the niobium mineralization.

The 2011 program consisted of five inclined drillholes, totaling 3,420 m of NQ size diameter core. Inclusive of this total, three drillholes, totaling 2,318 m were drilled into the known Elk Creek deposit.

NioCorp 2014

NioCorp commenced drilling on the Elk Creek Project using a three phased program with the aim of increasing the confidence in the 2012 Mineral Resource Estimate from Inferred to Indicated. The three phased program was originally based on 14 drillholes for approximately 12,150 m (announced in a press release on April 29 2014), but was subsequently expanded during the program to 18 drillholes for approximately 15,482 m. Three of the 18 drillholes were drilled for the purpose of metallurgical characterization and process development studies. Two of these drillholes, NEC14-MET-01 and NEC14-MET-02 were not assayed, while NEC14-MET-03 was quarter cored with one quarter being assayed and the remainder used for metallurgical testwork. The drilling has been orientated to intersect the geological model from the southwest and northeast (perpendicular to the strike), with the exception of NEC14-011 and NEC14-012, which were oriented southeast and northwest, respectively.

Procedures

Detailed descriptions of Molycorp’s drilling, sample procedures, analyses and security have not been documented and reviewed. Given Molycorp’s position as a leader in the rare earth industry at the time, it is likely Molycorp applied industry best practice for the time period. The 2011 drilling campaign was managed by Dahrouge and SRK under the same quality and procedures used in the current study. The 2014 drilling program includes a quality control program to ensure the results can be used to verify earlier drilling results and add confidence to the overall understanding of the deposit.

For the 2014 drilling program planned drillhole collars were initially located using a handheld GarminTM Global Positioning System (GPS) and marked with wooden stakes. A tracked excavator was used to construct the drill pad and collars were then relocated using the GPS with wooden stakes after pad construction. A geological compass and an azimuth pointing system (APS) was used to sight in the drill to the planned azimuth and inclination.

The 2014 core drilling was conducted by both West-Core Drilling and Idea Drilling, both private contractors. West-Core used both an AVD R40 track-mounted core drill and an Atlas Copco CS-14 track-mounted core drill, while Idea used an Atlas Copco CT-20 truck-mounted core drill. Overburden was cased in all drillholes to depths ranging from 18 to 37 m. The Pennsylvanian limestones and mudstones overlying the target carbonatite were drilled PQ-sized core and HQ-sized core for drillholes NEC14-020 to NEC14-023. The Carbonatite was drilled with HQ-sized core, with the exception of the three metallurgical holes (NEC14-MET-01, NEC14-MET-02 and NEC-14MET-03), which were drilled completely using PQ-sized core. Core size reduction took place just beneath the Pennsylvanian-carbonatite contact at depths ranging from 206 to 238 m. The core drilling rigs operated 24 hours/day and 7 days/week, with typical progress of 40 m/day.

During the drilling operation, the core is retrieved from the core barrel and laid sequentially into wooden core boxes by the drilling contractor. Interval blocks are then placed at all run breaks. Once the box is full, the ends and top of the box are labeled with drillhole identification and the sequential box number. Upon completing a box, it is stacked on a pallet or on a truck bed at the drill rig. At the end of each drilling shift, the boxes of core are transported by the drilling contractor in a pickup truck to the NioCorp field office. At this point, the core is in the custody of Dahrouge Geological Consulting Ltd. (Dahrouge). Eight of the 2014 drillholes had piezometers installed in them after drilling was complete. For these drillholes, surface completion consisted of surface casing capped with a locking steel cover, a 1.2 m2 cement pad around the surface casing and a steel name plate attached to the casing. Surface completion for the drillholes that did not have piezometers installed consisted of a steel marker post and attached name plate. All name plates include drillhole number, total depth and orientation. Abandonment of the drillholes consisted of cementing from total depth to surface in the non-piezometer drillholes and from total depth to the bottom of the piezometers in the other drillholes with piezometer installations.

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Summary Results

The locations of the drill holes completed since 2014 appear in Figure 3 below. Notable results from NioCorp’s exploration program are summarized below. Note that these results are specific to the niobium content of the mineralized material at the Elk Creek project as niobium is a useful indicator element. Each hole was also assayed for Ti, Sc and numerous other elements, and the full assay results are captured in the resource database for the project.

Drillholes NEC14-006, NEC14-007 and NEC14-008 were drilled along a North-East to South-West section line that was designed to drill across the mineralized material. These holes were drilled at approximately 50 m (165 ft.) intervals along the drill section line.

Analytical highlights for NEC14-007 and NEC14-008 appear below. Note that due to the angle of the drilling and other factors, the results presented for the drill holes do not represent the true thickness of the mineralized material:

•	NEC14-007
o	279 m interval between 628 – 907 m (open) at 0.60 % Nb2O5, including
▪	16 m (646 – 663 m) at 0.97 % Nb2O5
▪	23 m (720 – 744 m) at 0.93 % Nb2O5
▪	95 m (813 – 908 m) at 0.80 % Nb2O5, open at depth

•	NEC14-008
o	448 m interval between 438 – 886 m at 0.69 % Nb2O5, including
▪	32 m (466 – 498 m) at 1.09 % Nb2O5
•	5 m (493 – 498 m) at 1.68 % Nb2O5
▪	9 m (553 – 563 m) at 1.00 % Nb2O5
▪	13 m (610 – 623 m) at 1.02 % Nb2O5
▪	12 m (760 – 772 m) at 2.12 % Nb2O5
•	3 m (768-771 m) at 3.23% Nb2O5
▪	16 m (772 – 788 m) at 1.01 % Nb2O5
▪	10 m (835 – 845 m) at 1.15 % Nb2O5

Drillholes NEC14-009 and NEC14-010 were completed along a parallel section line to the east of holes NEC14-006, NEC14-007 and NEC14-008.

•	NEC14-009
o	183 m interval between 218 – 402 m (open) at 0.55 % Nb2O5, including
▪	29 m (218 – 247 m) at 0.76 % Nb2O5
▪	11 m (271 – 282 m) at 1.06 % Nb2O5
▪	11 m (302 – 313 m) at 1.01 % Nb2O5
o	252 m interval between 629 – 881 m at 0.73 % Nb2O5
▪	70 m (788 – 859 m) at 1.10 % Nb2O5

•	NEC14-010
o	311 m interval between 311 – 722 m at 0.64 % Nb2O5
▪	26 m (442 – 468 m) at 0.72 % Nb2O5
▪	14 m (537 – 551 m) at 0.86 % Nb2O5
•	7 m (537 – 544 m) at 1.25 % Nb2O5

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▪	10 m (538 – 548 m) at 1.0 % Nb2O5
▪	30 m (611- 641 m) at 0.96 % Nb2O5
▪	24 m (678– 700 m) at 1.42 % Nb2O5
▪	6 m (716.5 – 722.5 m) at 2.47 % Nb2O5
•	3.5 m (716.5 – 720 m) at 3.09 % Nb2O5 (including individual assay samples in excess of 4.06%)

Drillholes NEC14-011 and NEC14-012 define a north-west to south-east drill section through mineralized material, and the holes are oriented at right angles to the two section lines defined by NEC14-006 through NEC14-0010. The results support niobium mineralization around the outer edges of the mineralized material.

•	NEC14-011
o	101 m interval between 223 – 324 m (open) at 1.00% Nb2O5

•	NEC14-012
o	208.8 m interval between 251 – 459.80 m (open) at 0.95% Nb2O5, including
▪	84 m (251 – 335 m) at 1.00 % Nb2O5
▪	56 m (352 – 408 m) at 0.95 % Nb2O5
▪	46 m (414 – 460 m) at 1.15 % Nb2O5
▪	79 m (476 – 555 m) at 0.52 % Nb2O5

NEC14-013 is a vertical hole drilled through the center of the mineralized material, which provided data for both mineralized material and geotechnical purposes. NEC14-015 was drilled on a southwest to northeast section line. Along with holes NEC14-012 and NEC14-011, the results are supporting niobium mineralization around the outer edges of the mineralized material and its continuation at depth.

•	NEC14-013
o	685.04 m interval between 195.22 – 880.26 m (open at depth) at 0.74% Nb2O5, including
▪	53 m (222.00 – 533.00 m) at 0.55 % Nb2O5
▪	48 m (533.00 – 581.00 m) at 1.08 % Nb2O5
▪	41 m (582.00 – 623.00 m) at 0.72 % Nb2O5
▪	22 m (623.00 – 645.00 m) at 1.01 % Nb2O5
▪	46 m (704.00 – 750.00 m) at 1.00 % Nb2O5
▪	109 m (763.00 – 872.00 m) at 1.16 % Nb2O5
•	8 m (819.00 – 827.00 m) at 2.12 % Nb2O5

•	NEC14-015
o	291.64 m interval between 536.20 – 827.84 m (open at depth) at 0.72% Nb2O5, including
▪	77.80 m (536.20 – 614 m) at 1.06 % Nb2O5
▪	62.00 m (653.00 – 715.00) at 1.02 % Nb2O5
•	4.56 m (674.44 – 679.00 m) at 2.10 % Nb2O5
•	5.09 m (687.24 – 692.33 m) at 2.23 % Nb2O5
▪	22.23 m (715 – 737.23 m) at 0.50 % Nb2O5
▪	16.84 m (811 – 827.84 m) at 0.52 % Nb2O5

NEC14-014 was drilled along a southwest to northeast section line through the mineralized material. The results support niobium mineralization in the area of the defined mineralized material and its continuation at depth.

•	NEC14-014
o	390 m interval between 511 - 901 m (open at depth) at 0.68% Nb2O5, including
▪	15 m (511 – 526 m) at 1.27 % Nb2O5
•	5 m (520 – 525 m) at 2.03 % Nb2O5
▪	126 m (649 -775 m) at 1.06 % Nb2O5
•	15 m (721 – 736 m) at 1.59 % Nb2O5

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•	8 m (654 – 762 m) at 1.66 % Nb2O5

NEC14-016 was drilled along a northeast to southwest trending section line through the mineralized material, and NEC14-Met-03 was a vertical hole drilled through the approximate center of the mineralized material. NEC14-Met-03 was drilled along with two other holes (NEC14-Met-01 and NEC14-Met-02) for the specific purpose of generating a bulk sample of the mineralized material for pilot-scale testing, and was quartered and assayed due to its location. These results, in addition to drillholes NEC14-011, NEC14-012, NEC14-013, NEC14-014, and NEC14-015 support niobium mineralization in the area of the mineralized material and its continuation at depth.

•	NEC14-016
o	37 m interval between 253 - 290 m at 0.61% Nb2O5
o	10 m interval between 581 - 591 m at 0.68% Nb2O5
o	276 m interval between 638 – 914 m (open at depth) at 0.95% Nb2O5, including
▪	22 m (650 – 672 m) at 1.18 % Nb2O5
▪	68 m (715 -783 m) at 1.49 % Nb2O5
•	10 m (766 – 776 m) at 2.02 % Nb2O5
▪	28 m (806 -834 m) at 1.12 % Nb2O5
▪	47 m (867 -914 m) at 1.01 % Nb2O5

•	NEC14-MET-03
o	716 m interval between 197 - 913 m (open at depth) at 0.85% Nb2O5, including
▪	8 m (289 – 297 m) at 1.24 % Nb2O5
▪	12 m (328 -340 m) at 1.14 % Nb2O5
▪	135 m (396 – 531 m) at 1.02 % Nb2O5
▪	171 m (645 – 816 m) at 1.12 % Nb2O5
▪	83 m (830 – 913 m) at 1.00 % Nb205

Drillholes NEC14-020, NEC14-021, NEC14-022 and NEC14-023 were drilled through the mineralized material, along southwest to northeast trending section lines. These results support niobium mineralization in the area of the mineralized material and its continuation at depth.

•	NEC14-020
o	351 m (237 – 588 m) at 0.71 % Nb2O5, including
▪	42 m (285- 327 m) at 1.41 % Nb2O5
•	8 m (295 – 303 m) at 2.10 % Nb2O5
▪	20 m (377 – 397 m) at 1.01 % Nb2O5
▪	26 m (419 – 445 m) at 0.87 % Nb2O5
▪	13 m (507 – 520 m) at 0.92 % Nb2O5
▪	17 m (570 - 587 m) at 1.08 % Nb2O5

•	NEC14-021
o	304 (446 -750 m) at 0.98 % Nb2O5, including
▪	15 m (446 – 461 m) at 1.08 % Nb2O5
▪	86 m (510 – 596 m) at 1.11 % Nb2O5
▪	88 m (654 - 742 m) at 1.28 % Nb2O5
•	4 m (660 – 664 m) at 3.41 % Nb2O5

•	NEC14-022
o	322 m (437 – 759 m) at 0.60 % Nb2O5, including
▪	56 m (438 – 494 m) at 0.81 % Nb2O5
▪	22 m (467 - 489 m) at 1.23 % Nb2O5
▪	29 m (527 – 556 m) at 1.17 % Nb2O5
▪	10 m (686 – 696 m) at 1.15 % Nb2O5

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o	25 m (808 – 833 m) at 0.45 % Nb2O5
o	17 m (865 – 882 m) at 0.45 % Nb2O5

•	NEC14-023
o	9 m (304 – 313 m) at 0.46 % Nb2O5
o	135 m (333 – 468 m) at 0.70 % Nb2O5, including
▪	7 m (333 – 340 m) at 1.29 % Nb2O5
▪	4 m (348 - 352 m) at 1.30 % Nb2O5
▪	51 m (366 - 417 m) at 1.04 % Nb2O5
•	16 m (381 – 397 m) at 1.33 % Nb2O5
o	24 m (527 – 550 m) at 0.39 % Nb2O5
o	18 m (568 – 586 m) at 0.86 % Nb2O5

Figure 3 - Elk Creek Project – Recent Drill Hole Locations

Mineral Resources

Mineral Resources have been estimated in conformity with generally accepted Canadian Institute of Mining (CIM) Estimation of Mineral Resource and Mineral Reserves Best Practices guidelines, and are reported in accordance with the CIM Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014.

The drillhole database used in the estimation is of high quality and has been independently verified by SRK. A three-dimensional geologic model was constructed using ARANZ Leapfrog® Mining Software (Leapfrog®). Modeling was based on logged geology in the drilling database, using a combination of geological controls and niobium grade shells.

The grade estimation was confined to a hard boundary of three grade shell domains defined at 0.3%, 0.4% and 0.5% niobium pentoxide (Nb2O5%), with the estimation using only the composited samples from the same domain.

Developments in the metallurgical testwork indicated the potential to recover TiO2 and Sc based on a revised flowsheet. Further, the Company completed a re-assay program of historical pulps, which were not included in the original 2011/2012 re-assay programs. The updated database has been provided to SRK who completed a review of the database and the QA/QC information for the additional elements to ensure their inclusion in the estimation process.

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External laboratory checks showed a bias between SGS and Actlabs laboratories, with Actlabs returning higher values for Nb2O5. The slight high bias confirms the slight over reporting noted in the routine submissions of standard reference materials (SRMs), which SRK estimates to be in the order of 4.0% to 4.4% (based on the SRMs). The bias in the external duplicates report a slight increase in the bias to 8.7%. SRK considers the level of bias to be within acceptable levels for use in the current Mineral Resource. SRK noted some gaps for TiO2 and Sc still remain within the database. The gaps in the database are a result of the current re-assay program being limited to pulp material collected during the 2011 reanalysis program. Based on established relationships and statistical analysis, SRK is comfortable to use the revised database for the current Mineral Resource Estimation.

Mineral Resources utilized all the assay information from historical drilling and the NioCorp 2014 drilling program. Search distances were determined from directional variograms calculated using the capped and composited samples. A nested search ellipse estimation method consisting of three passes was used. The search ellipse has been rotated into the main dip and strike orientation of the deposit.

The grade estimation (Nb2O5%, TiO2%, Sc_ppm) utilized an Ordinary Kriging (OK) algorithm supported by 5 m sample composites for all the mineralized units, with Inverse Distance Weighting (IDW) to a power of 2, and a nearest neighbor estimate completed as cross checks. Search distances were determined from directional variograms calculated using the capped and composited samples. A nested search ellipse estimation method consisting of three passes was used. The search ellipse has been rotated into the main dip and strike orientation of the deposit. Density has been assigned based on mean density per major geological unit from density determination values taken during the 2014 estimation program, using a combination of weight in air/weight in water, and volumetric analysis. Resources are reported as Nb2O5, TiO2 and Sc (ppm).

Density has been estimated based on density determination values taken during the 2014 resource estimation program, using a combination of weight in air/weight in water, and volumetric analysis. Based on a statistical review of the density measurements and the assay results from the whole rock analysis, which including Fe2O3% and TiO2%, a general trend of higher density with higher grade was identified and therefore an Ordinary Kriged estimate of density was chosen as the preferred option.

SRK validated the Mineral Resource Estimates using a number of different validation techniques:

• Inspection of block grades in plan and section and comparison with drillhole grades;

• Comparative statistical study vs. composite data and alternative estimation methods; and

• Sectional interpretation of the mean block and sample grades (swath plots).

Table 3: SRK Mineral Resource Statement for Elk Creek, Effective Date April 28, 2015

Classification	Cut-off (Nb2O5%)	Tonnage (000’s t)	Grade (Nb2O5%)	Contained Nb2O5 (000’s kg)	Grade (TiO2%)	Contained TiO2 (000’s kg)	Grade (Sc g/t)	Contained Sc (000’s kg)
Indicated	0.3	80,500	0.71	572,000	2.68	2,160,000	72	5,800
Inferred	0.3	99,600	0.56	558,000	2.31	2,300,000	63	6,300

(1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate and have been used to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material. All composites have been capped where appropriate. The Concession is wholly owned by and exploration is operated by NioCorp Developments Ltd.

(2) The reporting standard adopted for the reporting of the MRE uses the terminology, definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves (May 10, 2014) as required by NI 43-101.

(3) SRK reasonably expects the Project to be amenable to a variety of Underground Mining methods. Using results from initial metallurgical testwork, suitable underground mining and processing costs, and forecast niobium price SRK has reported the Mineral Resource at a cut-off of 0.3% Nb2O5

(4) SRK Completed a site inspection of the deposit by Mr. Martin Pittuck, MSc, CEng, MIMMM, an appropriate “independent qualified person” as this term is defined in NI 43-101.

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The Mineral Resource presented has been reported following CIM guidelines. The PEA is preliminary in nature, that it includes a level of engineering precision and assumptions which are currently considered too speculative to have the economic considerations applied to them that would enable Mineral Resources to be categorized as Mineral Reserves.

Cautionary Note to US Investors: The terms Indicated Resource and Inferred Resource as described in Table 3 above are as defined in Canadian National Instrument 43-101. These terms are not defined under SEC Industry Guide 7 and are not recognized by the SEC. These estimated mineral resources are not SEC Industry Guide 7 proven and probable reserves. See “Cautionary Note to US Investors Regarding Mineral Reserve and Resource Estimates” above.

Environmental and Social

A number of key permits and environmental management requirements have been identified for the Elk Creek Project, some of which need to be implemented as soon as practicable in order to maintain the proposed Elk Creek Project schedule.

•	While not necessarily complex, the timing generally required to complete permitting through any federal regulatory agency requires that NioCorp engage key agencies (in this case the ACOE and possibly the U.S. EPA) early on in Elk Creek Project development, and consider the siting and orientation of facilities carefully in order to minimized the risk of a protracted National Environmental Policy Act analysis of the Elk Creek Project. At this time, the design emphasis on limiting impacts to jurisdictional wetlands and waters of the U.S. should result in the use of an Environmental Assessment as opposed to an Environmental Impact Statement as the disclosure document for the ACOE analysis of the Elk Creek Project. However, pursuing the option of including a 48 km waterline and discharge of dewatering water to the Missouri River could trigger additional federal involvement and extend the scope of NEPA to EIS proportions.

•	Perhaps one of the most critical approvals likely to be needed by the operation will be a radioactive materials license from the Nebraska Department of Health and Human Services (NDHHS), Office of Radiological Health. Because of their limited experience with hardrock mining in the State of Nebraska, much less mining that includes Naturally Occurring Radioactive Material (NORM), the NDHHS may require additional information and more time to approve the Elk Creek Project under a Broad Scope License. Early and frequent engagement is a necessity with respect to this regulatory agency.

•	Documentation of existing baseline environmental conditions at the site was initiated in 2014 and should continue throughout the permitting process. Additional studies will need to be added once regulatory authorities have been given an opportunity to review the current mine plan presented in this PEA and assess their particular data needs for approval of the Elk Creek Project.

•	Surface water monitoring should continue on a quarterly basis throughout the permitting process, and extend into construction and operations as part of the Environmental Management System. Flow monitoring of all surface water sampling locations should be added in order to calculate potential loading to the watershed(s). The Nebraska Department of Environmental Quality (NDEQ) Water Quality Division will be engaged as soon as practicable in order to discuss the Elk Creek Project and potential data needs in order to initiate National Pollutant Discharge Elimination System (NPDES) discharge permitting. This would include both local discharges as well as discharges to the Missouri River.

•	A wetland delineation and potential jurisdictional waters assessment was conducted in late 2014 to identify wetland and drainage features within the proposed Project boundary that could be classified as jurisdictional waters of the U.S., and therefore be subject to the permitting requirements of the ACOE. A total of 45 wetlands, encompassing an area of approximately 10.64 acres, were identified in agricultural fields, pastures, roadside ditches and abutting stream channels within the general project area and outside of floodplain areas identified by the State of Nebraska. Nine unnamed streams were also found during the field investigation for a total length of approximately 13,726 ft. At the time of this report, all wetlands and waters in the Project study area are assumed to be jurisdictional. Olsson Associates and NioCorp are currently working with the ACOE in order to obtain a final determination. A delineation of potential jurisdictional features along the discharge water pipeline corridor to the Missouri River is still pending.

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•	A geochemical characterization program for the mineralized material, waste rock and tailings has been initiated by SRK for the Project. Preliminary results are provided in Section 20. Addition studies are ongoing.

•	Closure costs for the Project have been estimated at just over US$60 million, the bulk of which (US$40 million) is intended for reclamation and closure of the tailings disposal facility. Approximately US$15 million has been allocated for surface reclamation of the remaining facilities (i.e., building demolition, site regrading and revegetation, shaft closure, etc.), while the remaining US$5 million is set aside for post-closure monitoring and maintenance. This estimate will be refined during development of the feasibility study.

•	Community engagement has occurred in parallel with Nebraska field operations and has included public meetings, presentations to public agencies, communications with local and state politicians, meetings with environmental groups, and one-on-one meetings with area landowners.

Proposed Activities

During our fiscal year ending June 30, 2017, our planned activities directed towards the Elk Creek Project’s Feasibility Study are as follows:

Planned Expenditures (US$000)
Engineering Services	$3,420
Metallurgy / Process Design	1,525
Project Infrastructure and Logistics	130
Geology & Resources	50
Market Economics	50
Land Agreements	125
Total	$5,300

Note: The majority of the work included in the table remains ongoing.

In addition, we anticipate spending approximately $820k on permitting activities relating to the initiation of construction following the completion of the Feasibility Study and Project Financing as well as approximately $125k on third-party consultants. We presently have the funds to complete a portion of the named activities, principally permitting, metallurgy and process design along with a majority of the engineering work. We will require additional financing to complete the engineering work as part of the Feasibility Study. Historically, the Company has used net proceeds from issuances of Common Shares to provide sufficient funds to meet its near-term exploration and development plans and other contractual obligations when due.

LEGAL PROCEEDINGS

As of July 22 , 2016, we are not a party to any legal proceedings that could have a material adverse effect on the Company’s business, financial condition or operating results. Further, to the Company’s knowledge no such proceedings have been threatened against the Company.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The outstanding Common Shares were first listed and posted for trading on the Vancouver Stock Exchange on December 1, 1987. On March 9, 2015 the Common Shares commenced trading on the TSX under the trading symbol “NB”. In addition, the Company trades on the United States Over-the-Counter Bulletin Board (“OTCBB”) and the OTCQX under the symbol “NIOBF” and on the Frankfurt Stock Exchange as “BR3”.

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The table below sets forth the high and low closing prices of the Company’s Common Shares quoted on the OTCBB and OTCQX during the periods indicated as reported by the Internet source OTC Markets (http://otcmarkets.com). The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions.

	2014		2015		2016
Fiscal Quarter	Price Range		Price Range		Price Range
	High	Low	High	Low	High	Low
First Quarter	$0.190	$0.091	$0.720	$0.498	$0.689	$0.478
Second Quarter	0.196	0.135	0.699	0.405	0.550	0.370
Third Quarter	0.253	0.137	1.510	0.585	0.870	0.370
Fourth Quarter	0.730	0.235	1.230	0.570	0.80	0.62

The closing sales price of the Company’s Common Shares on the OTCQX as reported on July 22, 2016, was $0.75 per share.

The table below sets forth the high and low closing prices in Canadian dollars of the Company’s Common Shares quoted on the TSX or TSX Venture Exchange during the periods indicated as reported by the Internet source TMXmoney (http://www.tmxmoney.com). The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not reflect actual transactions.

	2014		2015		2016
Fiscal Quarter	Price Range		Price Range		Price Range
	High	Low	High	Low	High	Low
First Quarter(1)	$0.28	$0.15	$1.76	$0.70	$0.09	$0.06
Second Quarter	0.78	0.27	1.54	0.72	0.69	0.53
Third Quarter	0.78	0.55	0.84	0.61	1.14	0.51
Fourth Quarter	0.81	0.49	0.69	0.54	1.13	0.53

(1)	The Company graduated its listing form the TSX Venture Exchange to the TSX on March 11, 2015.

The closing sales price of the Company’s Common Shares on the TSX as reported on July 22, 2016, was C$0.96 per Common Share.

Holders

As of July 22, 2016, we have 6,163 holders of record of the Common Shares

Dividends

We have not paid any cash dividends on the Common Shares since our inception and do not anticipate paying any cash dividends in the foreseeable future. We plan to retain our earnings, if any, to provide funds for the expansion of our business.

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Equity Compensation Plans

The Company has an incentive stock option plan under which stock options are granted. Stock options have been determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy.

The following is provided with respect to compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance as of July 22, 2016.

Equity Compensation Plan Information
Plan Category and Description	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Security Holders (1)	12,175,000	C$	0.71	5,871,799
Equity Compensation Plans Not Approved by Security Holders	N/A		N/A	N/A
Total	12,175,000	C$	0.71	5,871,799

(1)	Represents options granted pursuant to the Company’s Option Plan.

Description of the Stock Option Plan:

On January 22, 2016, NioCorp’s Board of Directors adopted the Stock Option Plan (the “Option Plan”).

As of the date of this prospectus there are 12,175,000 stock options outstanding which represents, approximately 6.8% of the Company’s currently issued and outstanding Common Shares.

During the fiscal year ended June 30, 2015, the Compensation and Organization Committee (the “Compensation Committee”) approved all recommendations for the grant of incentive stock options proposed by management (of which an aggregate of 2,800,000 (41%) were granted to NEOs, 1,800,000 (26%) were granted to directors who are not NEOs and 2,220,000 (33%) were granted to non-NEO employees and consultants).

Purpose of the Plan

The Option Plan is intended as an incentive to enable the Company to attract and retain qualified directors, officers, employees and consultants of the Company and its affiliates, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

General Description of the Plan

The Option Plan is administered by the Compensation Committee. Options are granted by the Board based upon the recommendations of the Compensation Committee. The Option Plan will be effective until January 22, 2026, unless earlier terminated by the Board.

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The Company’s Option Plan is administered by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers, directors and consultants of the Company and subsidiaries of the Company. Grants of options under the Option Plan are proposed/recommended by the CEO, and reviewed by the Compensation Committee. The Compensation Committee can approve, modify or reject any proposed grants, in whole or in part. In general, the allocation of available options among the eligible participants in the Option Plan is on an ad hoc basis, and there is no set formula for allocating available options, nor is there any fixed benchmark or performance criteria to be achieved in order to receive an award of options. The Compensation Committee does not consider the “value” of any such option grants in determining the number of options to award to any individual, as any such “value” is an accounting measure that is not relevant to incentivizing the individual. The timing of the grants of options is determined by the Compensation Committee, and there is no regular interval for the awarding of option grants. In general, a higher level of responsibility will attract a larger grant of options. Because the number of options available is limited, in general, the Compensation Committee aims to have individuals at what it subjectively considers to be the same levels of responsibility holding equivalent numbers of options, with additional grants being allocated for individuals who the Compensation Committee believes are in a position to more directly affect the success or the Company through their efforts. The Compensation Committee looks at the overall number of options held by an individual (including the exercise price and remaining term of existing options and whether any previously granted options have expired out of the money or were exercised) and takes such information into consideration when reviewing proposed new grants. After considering the CEO’s recommendations and the foregoing factors, the resulting proposed option grant (if any) is then submitted to the Board for approval.

A brief description of the Option Plan is as follows:

1.	Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the Option Plan) of the Company and its affiliates who are, in the opinion of the Compensation Committee, in a position to contribute to the success of the Company or any of its affiliates.

2.	The aggregate number of common shares that may be issuable pursuant to options granted under the Option Plan at any particular time (together with those common shares which may be issued pursuant to any other security-based compensation plan(s) of the Company or any other option(s) for services granted by the Company at such time), unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the common shares issued and outstanding at such time. For greater certainty, in the event options are exercised, expire or otherwise terminate, the Company may (subject to such 10% limit) grant an equivalent number of new options under the Option Plan and the Company may (subject to such 10% limit) continue to grant additional options under the Option Plan as its issued capital increases, even after the Option Plan has received regulatory acceptance and shareholder approval.

3.	The number of common shares subject to each option will be determined by the Board at the time of grant (based upon the recommendations of the Compensation Committee), provided that:

(a)	the maximum aggregate number of common shares reserved for issuance pursuant to options granted under the Option Plan and any other share compensation arrangements of the Company for issuance to insiders at any particular time may not exceed 10% of the issued common shares at such time; and

(b)	the number of common shares issued to Insiders pursuant to the Option Plan (together with any common shares issued to insiders pursuant to any other share compensation arrangements of the Company) within a 12-month period may not exceed 10% of the issued and outstanding number of common shares.

Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.	The exercise price of an option will be set by the Compensation Committee in its discretion, but such price shall be not less than the greater of:

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(a)	the “volume weighted average trading price” - calculated by dividing the total value by the total volume of common shares traded on the TSX during the five trading days immediately prior to the date of grant); and

(b)	the closing price of the common shares on the TSX on the day prior to the option grant.

5.	Options may be exercisable for a period of up to ten years from the date of grant. The Option Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee (for whatever reason) or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.	Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted, without being subject to the discretion of the Board or the Compensation Committee, to take into account any blackout period imposed on the optionee by the Company. If the expiry date falls within a blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period. Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.	The Option Plan does not provide for any specific vesting periods. The Compensation Committee may, at the time of grant of an option, determine when that option will become exercisable and any applicable vesting periods, and may determine that that option will be exercisable in installments.

8.	On the occurrence of a takeover bid, issuer bid or going private transaction, the Board has the right to accelerate the date on which any option becomes exercisable and may, if permitted by applicable legislation, permit an option to be exercised conditional upon the tendering of the common shares thereby issued to such bid and the completion of, and consequent taking up of such common shares under, such bid or going private transaction.

9.	Options are non-assignable except in the event of the death of the optionee, and may, during his/her lifetime, only be exercised by the optionee.

10.	The exercise price per optioned share under an option may be reduced, at the discretion of the Board (upon the recommendation of the Compensation Committee), if:

(a)	at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

(b)	shareholder approval is obtained, including disinterested shareholder approval if required by the TSX.

11.	The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.	The present policy of the Board is not to transform an option granted under the Option Plan into a stock appreciation right.

13.	If there is any change in the number of common shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the common shares, the number of shares available under the Option Plan, the shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

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14.	The Option Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the Option Plan or any option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	ensure that the options granted under the Option Plan will comply with any provisions respecting stock options under tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	correct any defect, supply any omission or reconcile any inconsistency in the Option Plan, any option or option agreement;

(d)	change vesting provisions of an option or the Option Plan;

(e)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(f)	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of options;

(g)	make any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company;

(h)	add or change provisions relating to any form of financial assistance provided by the Company to participants under the Option Plan that would facilitate the purchase of securities under the Option Plan;

provided that shareholder approval shall be obtained for any amendment that results in:

•	an increase in the common shares issuable under options granted pursuant to the Option Plan;

•	a change in the persons who qualify as participants eligible to participate under the Option Plan;

•	a reduction in the exercise price of an option;

•	the cancellation and reissuance of any option;

•	the extension of the term of an option;

•	a change in the insider participation limit;

•	options becoming transferable or assignable other than for the purposes described in section 10 of the Option Plan; and

•	a change in the amendment provisions contained in the Option Plan.

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Other Compensation Arrangements:

Other than the Option Plan, the Company does not have any other compensation arrangements.

Management’s Discussion and Analysis of FinanciaL Condition and Results of Operations

The following discussion provides information regarding the results of operations for the year ended June 30, 2015 and the nine months ended March 31, 2016 and our financial condition, liquidity and capital resources as of March 31, 2016. The financial statements and the notes thereto contain detailed information that should be referred to in conjunction with this discussion.

The following discussion and analysis should be read in conjunction with and our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the Risk Factors and the Cautionary Note Regarding Forward-Looking Statements included above.

Company Overview

NioCorp is developing the Elk Creek Project, located in southeast Nebraska. The Elk Creek Project is an advanced niobium and scandium exploration project that also contains Titanium. Niobium is used to produce HSLA steel, which is a lighter, stronger steel used in automotive, structural, and pipeline applications. Scandium can be combined with Aluminum to make an alloy with increased strength and improved corrosion resistance. Scandium also is a critical component of advanced solid oxide fuel cells. Titanium is a key component of pigments used in paper, paint, and plastics, and is also used for aerospace applications, armor, and medical implants.

Our primary business strategy is to advance our Elk Creek Project to commercial production. We are focused on obtaining additional funds to carry out our near-term planned work programs to complete a feasibility study for the Elk Creek Project and to begin development. Subject to delivering a positive feasibility study for the Elk Creek Project, we intend to secure the project financing necessary to complete mine development and construction of the Elk Creek Project.

The Company also holds a position in a mineral exploration property located in Canada. At the present time, this property does not comprise a material aspect of the Company’s business operations. Please refer to the AIF for further detail regarding the Company’s mineral exploration properties.

2016 Highlights

The Company operates on a fiscal year that closes on June 30. The following highlights are from the Company's third quarter fiscal period, which closed on March 31, 2016:

Strategic

•	The Company continued to make progress with respect to completing a feasibility study for its Elk Creek Project, which included bench and pilot scale metallurgical testing to provide data for the Feasibility Study plant design, ongoing permitting activities with the ACOE, the state of Nebraska and Johnson County, Nebraska and advanced hydrogeologic modelling of the regional aquifer associated with the Mineral Resource.

•	In March of 2016, the Company conducted another in a series of Town Hall meetings with residents of Eastern Nebraska to discuss its Elk Creek Project. A capacity crowd of nearly 400 residents attended, with strong and vocal support expressed for the project by many residents.

•	The Company conducted its 2016 Annual Meeting on February 23, 2016. In addition to approving the reelection of all Board members standing for reelection, shareholders also elected Anna Castner Wightman, to the Board. Ms. Wightman is a sixth generation Nebraskan who currently serves as Vice President of Government Relations for First National Bank in Omaha, Nebraska.

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•	The Company retained additional engineering and geologic staff to support the completion of a Feasibility Study, and boosted its local business presence in southeast Nebraska by expanding the operational hours of its Tecumseh, Nebraska office.

•	On October 16, 2015, the Company announced that, as a result of a review by the British Columbia Securities Commission, it had filed an amendment to its second Preliminary Economic Assessment (“PEA2”), filed with SEDAR at www.sedar.com on September 4, 2015, for the Elk Creek Project. The October 16 Amended PEA (“October 2015 PEA”) retains the technical and economic results previously disclosed by NioCorp in its August 4, 2015 and September 4, 2015 news releases, and includes additional guidance and cautionary language required by NI 43-101 regarding uncertainty in realizing the results of PEA2.

•	On August 4, 2015, the Company announced that during bench and pilot testing of the metallurgical flowsheet for the proposed plant, it was determined that recoveries could be significantly increased by eliminating the flotation step and processing the resource directly through a hydrometallurgical process. Subsequently, on September 4, 2015, the Company filed on SEDAR a second Preliminary Economic Assessment (“PEA2”) regarding the Elk Creek Project, with a projected pre-tax NPV of $3.07 billion, an IRR of 31.7% and an average pre-tax cash flow of $438 million.

•	On September 17, 2015, the Company announced the production of Ferroniobium using feed material from the Elk Creek Resource that meets specifications for commercial sale. The Ferroniobium was produced during pyrometallurgical testing conducted at Kingston Process Metallurgy Inc. (“KPM”) in Kingston, Ontario.

•	In July 2015, the Company completed diamond drill holes at the prospective locations of the mine shaft and the ventilation raise. The data collected from these holes will assist in developing cost estimates for the establishment of these key components of the mine infrastructure, and will serve to reduce risk in these areas of the project.

Financing and Other

•	The Company received C$1.5 million in proceeds from warrant and option exercises during the quarter ended March 31, 2016.

•	On January 19, 2016, the Company announced the closing of a non-brokered private placement of 9,074,835 Units of the Company at a price of C$0.57 per Unit, which raised gross proceeds of C$5.2 million. Each “Unit” consists of one Common Share of the Company and one transferable Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share for a period of 3 years at a price of C$0.75 per Common Share.

•	On December 15, 2015, the Company announced the signing of a definitive convertible security funding agreement (the “Lind Agreement”) with Lind Asset Management IV, LLC (“Lind”). Through December 31, 2015, an initial $4.0 million was funded pursuant to the issuance of an initial convertible security (“Convertible Security”), with an additional $0.5 million received as of January 19, 2016 on the issuance of a further equivalent amount of the Convertible Security, including interest. The Convertible Security is for a term of two years, and carries prepaid interest at a rate of 10% per annum. Lind can increase the funding under the Convertible Security by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, the Company will have the right to call an additional US$ 1.0 million under the initial Convertible Security.

•	In November 2, 2015, the Company announced the appointment of Jim Sims to the position of Vice President of External Affairs. In this capacity, Mr. Sims manages investor relations, media relations, marketing, and government affairs.

•	On October 22, 2015, the Company announced the closing of a non-brokered private placement of unsecured convertible promissory notes (the “Notes”), for gross proceeds $0.8 million (the “Private Placement”).

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•	On July 1, 2015, the Company entered into a non-revolving credit facility agreement in the amount of $2 million with Mr. Mark Smith, Chief Executive Officer, President, and Executive Chairman of NioCorp, under which $0.5 million was drawn down. The arrangement bears an interest rate of 10%, is secured by the Company’s assets pursuant to a general security agreement, is subject to both a 2.5% establishment fee and 2.5% prepayment fee, and becomes due and payable on June 17, 2016.

Results of Operations

Comparison of Nine Months Ended March 31, 2016 to March 31, 2015

	For the nine months ended
	March 31, (US$000)
	2016	2015
Operating expenses	$6,445	$19,003
Net loss	$8,053	$16,522
Net loss per share (basic and diluted)	$0.05	$0.12

The Company’s net loss decreased to $8.1 million for the nine months ended March 31, 2016 from $16.5 million for the same period ending March 31, 2015. These changes resulted primarily from decreased exploration and development activities.

During the nine months ended March 31, 2016 and the year ended June 30, 2015, the Company had no revenues. Operating expenses incurred related primarily to performing the activities necessary to support corporate and shareholder duties, and are detailed in the following table.

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	For the nine months ended March 31, (US$000)
	2016	2015
Operating expenses:
Consulting and financial services	$158	$4
Depreciation	7	7
Employee related costs	808	564
Fair value of warrants expense	620	2,220
Finance costs	240	-
Professional fees	273	213
Exploration expenditures	2,962	12,693
Other operating expenses	734	825
Share-based compensation	643	2,477
Total operating expenses	6,445	19,003

Change in option conversion component valuation	1,881	-
Foreign exchange (gain) loss	(489)	277
Interest expense	203	-
Other	13	(3)
Income tax expense (benefit)	-	(2,755)
Net Loss	$(8,053)	$(16,522)

Overall decreases in operating expenses reflect decreased expenditures as exploration and development activities decelerated over the prior period ending March 31, 2015. Significant items affecting operating expenses are noted below:

Consulting and financial services represent costs for finance-related services and third-party support services. These costs during 2016 reflect the engagement of financial advisors to assist with financing efforts and amounts paid for transition services to former Vancouver-based employees.

Employee related costs represent costs incurred for general management of the Company. These costs increased during 2016, as compared to 2015, reflecting an increase in headquarters personnel to support increased financing efforts and general operational activities.

Fair value of warrants expense during 2015 represents the fair value of warrants granted to third parties, with period to period fluctuations reflecting the timing and number of warrants issued. In 2015, warrants were issued to MRCC in connection with the 2015 Offering discussed above under “Financing” and warrants were issued in connection with the offtake agreement discussed below under “Contractual Obligations and Off Balance Sheet Arrangements”. During 2016, the Company granted the Lind Warrants as discussed above under “Recent Financing Activities”.

Finance costs represent fees and costs associated with financial transactions. Costs incurred for the nine months ended March 31, 2016 primarily reflect Lind Agreement transaction costs.

Exploration expenditures decreased to $3 million (2015: $12.7 million) reflecting the timing of expenditures at the Elk Creek Project. 2015 costs included $7.6 million for drilling, metallurgical work, and geologists and field staff, which was necessary to support the preparation and filing of an updated Canadian National Instrument 43-101 Mineral Resource Statement and the completion of a Preliminary Economic Assessment. The following table provides additional details on exploration expense by period:

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	Nine months ended March 31,
	2016	2015

Feasibility study and engineering	$1,878	$3,794
Field management and other	545	894
Drilling	197	2,390
Metallurgical	178	4,389
Land-related payments	123	404
Geologists and field staff	41	822
Total	$2,962	$12,693

Share-based compensation is related to grants of stock options. This represents non-cash charges, with the value of the options being calculated using the Black-Scholes pricing model as determined at the date of grant. Variations between periods reflect the timing of individual stock option grants and the increase in employee headcount. The value of stock-based compensation expensed is added to the share-based payment reserve within shareholders’ equity, resulting in no net effect on total shareholders’ equity. The decrease in expense in 2016 compared to 2015 reflects the timing and amount of stock option grants, as well as changes in vesting periods. Options granted in 2015 were vested immediately, resulting in 100% of the value being expensed upon grant. Options granted in 2016 vest over an 18-month period, and the corresponding option value is being expensed over the same period.

Other significant items impacting the change in the Company’s net loss are noted below:

Change in financial instrument fair value represents non-cash changes in the market value of the Convertible Security, which is carried at Fair value, as well as changes in the market value of the derivative liability component of the Notes.

Foreign exchange (gain) loss is primarily due to changes in the United States dollar (“USD”) against the Canadian dollar (“CAD”). And reflects the timing of foreign currency transactions and subsequent changes in exchange rates. The gain recorded in 2016 primarily relates to the USD-denominated Convertible Security, which is recorded on the Canadian parent company books

Interest expense represents interest incurred in connection with loans from Mark A. Smith and the Notes. Increases in 2016 over 2015 are based on the timing of the closing of the individual debt instruments.

Income tax benefit booked in 2015 reflects the recognition of $2,755 of deferred tax benefit which was generated during 2015 to offset existing deferred tax liabilities associated with the acquisition of the Elk Creek mineral interest.

For the Period ending June 30, 2015

For the year ended June 30,
2015 (US$000)
Operating expenses	$25,480
Net loss	$23,115
Net loss per share (basic and diluted)	$0.17

The Company incurred a net loss of $23.1 million for the year ended June 30, 2015.

During the year ended June 30, 2015 the Company had no revenues. Operating expenses incurred related primarily to exploration expenditures and the performance of activities necessary to support corporate and shareholder duties, and are detailed in the following table.

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For the year ended June 30, 2015 (US$000)
Operating expenses
Consulting	$242
Depreciation	10
Employee related costs	951
Fair value of warrants expense	2,159
Finance costs	39
Professional fees	435
Exploration costs	18,051
Other operating expenses	975
Share-based compensation	2,506
Impairment of equipment	112
Total operating expenses	25,480

Foreign exchange loss	434
Other, net	(44)
Income tax benefit	(2,755)
Net loss	$23,115

Significant items affecting operating expenses are noted below:

Employee related costs represent costs incurred for general management of the Company, including costs paid under management contracts, consulting arrangements, or through employees.

Fair value of warrants granted during 2015 represents the fair value of warrants granted to MRCC in connection with the 2015 Offering discussed above under “Financing” and the fair value of warrants issued in connection with the offtake agreement discussed below under “Contractual Obligations and Off Balance Sheet Arrangements”.

Professional fees primarily represent costs incurred for legal and accounting services and amounts incurred during 2015 primarily reflect third party costs to support the Company’s financing efforts and the related regulatory filings.

Exploration expenditures related to costs incurred to complete an infill drilling program, preparation and filing of an updated Canadian National Instrument 43-101 Mineral Resource Statement, the completion of a Preliminary Economic Assessment and initial costs incurred in connection with a feasibility study, as well as payments required under landowner agreements and general project management costs. The following table details expenditures for the year:

For the year ended June 30, 2015
Feasibility study and engineering	$5,892
Metallurgical	4,506
Drilling	4,117
Field management	1,112
Geologists and field staff	886
Core handling, sampling and assay	859
Other	679
Total exploration expenditures	$18,051

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Other Operating Expenses represent costs incurred for general operations including rent, consulting services, investor relations, and other similar expenditures during 2015.

Share-based compensation related to grants of stock options. This represents non-cash charges, with the value of the options being calculated using the Black-Scholes pricing model as determined at the date of grant. Substantially all share-based compensation was charged to expense at the date of issuance, and variations between periods reflect the timing of individual stock option grants and the increase in employee headcount. The value of stock-based compensation expensed is added to the share-based payment reserve within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

Other significant items impacting the change in the Company’s net loss are noted below:

Foreign exchange (gain) loss is primarily due to changes in the United States dollar (“USD”) against the Canadian dollar (“CAD”) as applied to USD-denominated transactions, the funding of USD banks, and the balance of USD-denominated accounts payables, all of which are related to expenditures on the Elk Creek Project. Variances are based on timing of individual transactions and payments and the increased costs in 2015 reflect the strengthening of the USD against CAD.

Income tax benefit booked in 2015 reflects the recognition of $2,755 of deferred tax benefit which was generated during 2015 to offset existing deferred tax liabilities associated with the acquisition of the Elk Creek mineral interest.

Recent Financing Activities

During the three years preceding the date hereof, NioCorp has granted an aggregate total 15,880,000 incentive stock options and issued 45,597,616 share purchase warrants. During the three years preceding the date hereof, NioCorp option holders have exercised an aggregate total of 9,305,000 incentive stock options and 20,175,748 share purchase warrants.

On November 10, 2014 the Company closed a partially brokered and partially non-brokered private placement of 19,245,813 special warrants (“2014 Special Warrants”) at an issue price of C$0.55 per 2014 Special Warrant to raise aggregate gross proceeds of C$10,585,197 (the “2014 Offering”). The brokered portion of the 2014 Offering was completed using Mackie Research Capital Corporation (“MRCC”), and each 2014 Special Warrant was exchangeable for no additional consideration into one unit of the Company (a “2014 Unit”). Each 2014 Unit consisted of one Common Share and one Common Share purchase warrant (a “2014 Warrant”). Each 2014 Warrant entitles the holder to acquire one Common Share at a price of C$0.65 until November 10, 2016. MRCC received C$112,917.59 and 205,304 options to acquire 2014 Units in consideration of its services in connection with the 2014 Offering. On January 15, 2015 the Company announced it had filed and obtained a receipt from the British Columbia Securities Commission for a final short form prospectus dated January 14, 2015. The receipt also evidences that the Ontario Securities Commission has received the filing, as well as regulators in Alberta and New Brunswick under the Multilateral Instrument 11-102 Passport System. That prospectus qualified the distribution of 19,245,813 2014 Units underlying the 2014 Special Warrants pursuant to the terms thereof, which were deemed to be issued on January 19, 2015. Proceeds of the Special Warrant private placement were to be used to advance the Elk Creek Property and for general working capital.

On November 10, 2014 the Company entered into an off-take agreement with ThyssenKrupp Metallurgical Products GmbH (“TK”) whereby TK will purchase approximately 3,750 tonnes or roughly 50 per cent of the Company's planned ferro-niobium production from its Elk Creek Project for an initial 10-year term, with an option to extend beyond that time frame. The agreement presupposes the company obtaining project financing, obtaining all necessary approvals and constructing a mine at the Elk Creek Project. Pursuant to the agreement with TK, the Company also granted TK a non-transferable warrant entitling TK to acquire 8,569,000 Common Shares at an exercise price of C$0.67 until December 12, 2015.

Pursuant to a financial services advisory agreement with MRCC, the Company issued 500,000 advisory warrants on December 4, 2014 and 250,000 advisory warrants on January 14, 2015 (the “Advisory Warrants”). Each Advisory Warrant entitled MRCC to purchase a unit of the Company at a price of C$0.55 each, on or before December 4, 2016 (each an “Advisory Unit”). Each Advisory Unit consisted of one Common Share and one warrant exercisable at a price of C$0.65 per share until December 4, 2016. These Advisory Warrants were exercised during the three-month period ended March 31, 2016, resulting in gross proceeds to the Company of C$412,500, the issuance of 750,000 Common Shares and granting of an additional 750,000 warrants comprised in the Advisory Units.

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On February 27, 2015 the Company announced that it had closed a bought deal private placement offering with MRCC consisting of 2,914,000 special warrants (“2015 Special Warrants”), including the exercise of 15% over-allotment option in full, at an issue price of C$0.75 per 2015 Special Warrant for aggregate gross proceeds of C$2,185,500 (the “2015 Offering”). Each 2015 Special Warrant was exchangeable for no additional consideration into one unit of the Company (a “2015 Unit”). Each 2015 Unit consisted of one Common Share and one Common Share purchase warrant (a “2015 Warrant”). Each 2015 Warrant entitles the holder to acquire one Common Share at a price of C$1.00 until February 27, 2017.

In consideration for its services in connection with the 2015 Offering, MRCC received a cash commission of C$137,182.50 and 182,910 non-transferable Compensation Options (“Compensation Options”). Each Compensation Option entitles MRCC to purchase one Common Share at a price of C$0.85 for a period of 24 months from the closing date of the 2015 Offering. On March 26, 2015 the Company announced it had filed and obtained a receipt from the securities regulators in British Columbia, Ontario, Alberta and Saskatchewan for a final short form prospectus dated March 23, 2015. That prospectus qualified the distribution of 2,914,000 2015 Units issuable pursuant to the terms thereof, which were deemed to be exercised on Monday, March 30, 2015.

On March 5, 2015, the Company announced that it obtained in-principle eligibility approval for a loan guarantee to be provided by the Federal Republic of Germany which will support the Company’s debt financing strategy. This approval, which is the first of four approvals, is based on the signed offtake agreement discussed below under “Three Year History of Material Corporate Agreements”, and demonstrates that the Elk Creek Project will contribute in securing strategic raw materials supplies for Germany and that the supply of Ferroniobium is in the economic interest of Germany. In addition, NioCorp appointed Northcott Capital Limited as its financial advisor with respect to project debt financing for the development of the Elk Creek Project.

On June 17, 2015, the Company entered into a one-year loan in the amount of $1.5 million with Mark Smith, Chief Executive Officer and Executive Chairman of NioCorp. Additionally, on July 1, 2015, the Company entered into a non-revolving credit facility agreement in the amount of $2.0 million with Mr. Smith, and drew down $0.5 million. Both arrangements bear an interest rate of 10%, are secured by the Company’s assets pursuant to a general security agreement, are subject to both a 2.5% establishment fee and 2.5% prepayment fee, and become due and payable on June 17, 2016. On July 19, 2016 the Company announced an extension of the loan agreement until June 17, 2017.

On October 22, 2015, the Company announced that it had closed a non-brokered private placement of unsecured convertible promissory notes (the “Notes”), for gross proceeds of up to $0.8 million. The Notes bear interest at a rate of 8%, payable annually in arrears, are non-transferable and have a term of three years from the date of issue. Principal under the Notes is convertible by lenders into, and payable by the Company in, common shares of the Company at a conversion price of C$0.97 per common share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the Notes will be convertible by lender into, and payable by the Company in, Common Shares at a price per Common Share equal to the most recent closing price of the Company’s common shares prior to the delivery to the Company of a request to convert interest, or the annual due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate.

On December 15, 2015, the Company announced that it would conduct a private placement of up to nine million units (each a “Unit”) of the Company at a price of C$0.57 per Unit to raise gross proceeds of up to C$5.13 million (the “December Private Placement”). On January 19, 2016, the Company announced the closing of the December Private Placement on an oversubscribed basis and issued 9,074,835 Units of the Company at a price of C$0.57 per Unit, which raised total gross proceeds of C$5.2 million. Each Unit consists of one Common Share of the Company and one transferable Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share of the Company for a period of 3 years at a price of C$0.75 per Common Share. In addition, the Company issued 75,450 broker warrants at closing, each having the same terms as a Warrant, with the exception of transferability.

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On December 15, 2015, the Company announced the signing of a definitive convertible security funding agreement (the “Lind Agreement”) with Lind Asset Management IV, LLC (“Lind”). Through December 31, 2015, an initial $4.0 million was funded pursuant to the issuance of an initial convertible security (“Convertible Security”), with an additional $0.5 million received as of January 19, 2016 on the issuance of a further equivalent amount of the Convertible Security, including interest. Lind can increase the funding under the Convertible Security by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, the Company will have the right to call an additional $1.0 million under the initial Convertible Security.

On December 22, 2015, the Company closed the first tranche of its private placement with Lind, which comprised an aggregate of (received in tranches ending January 19, 2016) $4.5 million principal amount 10% secured Convertible Security and 3,125,000 transferable Common Share purchase warrants (the “Lind Warrants”). The Convertible Security has a term of two years from its date of issuance, and interest on the Convertible Security is prepaid and added to its principal amount; accordingly, the initial face value of the Convertible Security is $5.4 million, and the yield of the Convertible Security (if held, unconverted, to maturity) will be 10% per annum, or $0.9 million. Each Lind Warrant entitles the holder to purchase one additional Common Share at a price of C$0.72 on or before December 22, 2018. The Convertible Security and Lind Warrants were issued pursuant to the Lind Agreement. The Convertible Security is convertible into Common Shares of the Company at a conversion price equal to 85% of the volume weighted average trading price of the Common Shares on the TSX (in Canadian dollars) for the five (5) consecutive trading days immediately prior to the date on which Lind provides the Company with notice of its intention to convert an amount of the Convertible Security from time to time. The issuance of the Convertible Security and the Lind Warrants was completed on a non-brokered private placement basis. The Convertible Security is classified as a compound financial instrument for accounting purposes. Because the Convertible Security is denominated in a currency that is different from the Company’s functional currency, both the liability and conversion components are carried as borrowings. During the three months ended March 31, 2016, upon the final funding of the convertible security, the Company recorded the fair values of each of the components and allocated the proportionate costs of the security resulting in some revisions to previously recorded amounts which were not material. The Convertible Security is secured by the assets of the Company, being the shares of its subsidiaries 0896800 and ECRC. The Convertible Security is also secured by a security interest over all assets of ECRC. The Convertible Security contains financial and non-financial covenants customary for a facility of this size and nature, and includes a financial covenant defining an event of default as all present and future liabilities of the Company or any of its subsidiaries, exclusive of related party loans, for an amount or amounts exceeding C$2.0 million, and which have not been satisfied on time or within 90 days of invoice, or have become prematurely payable as a result of its default or breach. This covenant became effective after February 1, 2016, and the Company remains in compliance through to the date hereof.

Pursuant to a sponsorship agreement between MRCC and the Company in connection with the Company’s graduation to the Toronto Stock Exchange, the Company issued 250,000 agent’s sponsorship warrants on January 14, 2015 (the “Sponsor Warrants”), entitling MRCC to purchase a unit of the Company (the “Sponsor Units”) at C$0.60 per Sponsor Unit until January 14, 2017. Each Sponsor Unit consisted of one common Share and one warrant exercisable at C$0.65 per share until January 14, 2017. These Sponsor Warrants were exercised during the three-month period ended March 31, 2016, resulting in gross proceeds to the Company of C$150,000, the issuance of 250,000 Common Shares and the granting of an additional 250,000 warrants comprised in the Sponsor Units.

The Company received C$1.5 million in proceeds from warrant and option exercises during the quarter ended March 31, 2016.

During the quarter ended March 31, 2016, 100% of the warrants underlying the Advisory Units and the Sponsor Units were exercised, resulting in gross proceeds of an additional C$650,000 to the Company and the issuance of an additional 1,000,000 Common Shares.

On July 11, 2016, we announced the completion of our warrant exercise program for gross proceeds to us of C$4.8 million. A total of approximately 7.04 million C$0.65 share purchase warrants expiring November 10, 2016. Each holder who exercised one warrant during the program received 1.11029 Common Shares, representing one warrant share and 0.11029 of a Common Share, as the incentive portion. The program had been previously approved by our shareholders on May 17, 2016.

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Liquidity and Capital Resources

We have no revenue generating operations from which we can internally generate funds. To date, our ongoing operations have been financed by the sale of our equity securities by way of private placements and the exercise of incentive stock options and share purchase warrants. We believe that we will be able to secure additional private placements financings in the future, although we cannot predict the size or pricing of any such financings. In addition, we can raise funds through the sale of interests in our mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirers of any such interest(s). This situation is unlikely to change until such time as we can develop a bankable feasibility study on one of our projects. When acquiring an interest in mineral properties through purchase or option we will sometimes issue Common Shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve our cash.

As of March 31, 2016, the Company had cash of $2.1 million and working capital of $240,000 compared to a working capital deficiency of $5.7 million on June 30, 2015. This positive change in working capital is the result of the closing of financing transactions initiated by the Company during the nine months ended March 31, 2016.

We expect that the Company will operate at a loss for the foreseeable future and believe that the current cash and cash equivalents will be sufficient for us to maintain the Company’s currently held properties, and fund its currently anticipated general and administrative costs, for the balance of the fiscal year ending June 30, 2016. The Company’s current planned operation needs are $9.3 million until June 30, 2017. Burn rate averages to approximately $775 thousand a month where approximately $250 thousand is for administrative purposes and approximately $550 thousand is for planned exploration expenditures related to the completion of the feasibility study, permitting efforts, and third party consultants until June 30, 2017.

Exploration expenditure commitments (for example, lease payments) are $130 thousand until June 30, 2017 and planned exploration and development activities are approximately $5.3 million until June 30, 2017. In order for the Company to maintain its currently held properties, and fund its currently anticipated general and administrative costs and planned exploration expenditures for the fiscal year ending June 30, 2017, the Company will therefore require additional financing during 2016-2017 in order to be able to carry out all of its planned exploration and development activities at the Elk Creek Project. Should such financing not be available in that time-frame, we will be required to reduce our activities and will not be able to carry out all of our presently planned exploration and development activities at the Elk Creek Project on its currently anticipated scheduling.

We currently have no further funding commitments or arrangements for additional financing at this time (other than the potential exercise of options) and there is no assurance that we will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that we will be able to secure any additional financing in the current equity markets. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

We have no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in Colorado and Nebraska, all of our cash reserves are on deposit with a major United States chartered bank. We do not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, we have, of necessity, been required to accept lower rates of interest, which has also lowered our potential interest income.

Operating Activities

During the period ended March 31, 2016, the Company's operating activities consumed $9.1 million of cash. The cash used in operating activities reflects the Company's funding of losses of $8.1 million, non-cash changes in financial instrument fair value of $1.9 million and non-cash items of share-based compensation and warrants totaling $1.3 thousand, and other minor non-cash adjustments. Overall, the decrease in operating cash outflows is due to decreased exploration and development activities as discussed above under “Comparison of Nine Months Ended March 31, 2016 to March 31, 2015”. Going forward, the Company’s working capital requirements are expected to increase substantially in connection the development of the Elk Creek Project.

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During the year ended June 30, 2015, the Company's operating activities consumed $13.1 million of cash. The cash used in operating activities reflects the Company's funding of losses of $16.5 million adjusted for non-cash items of share-based compensation and warrants totaling $4.7 million, and other minor non-cash adjustments. Overall, operating cash outflows represent expenditures for exploration and development activities and administrative costs associated with the continuing ramp-up of Company operations.

Cash Flow Considerations

As of March 31, 2016, the Company had cash of $2.1 million and working capital of $243 thousand compared to a working capital deficiency of $5.7 million on June 30, 2015. This positive change in working capital is the result of the closing of financing transactions initiated by the Company during the nine months ended March 31, 2016.

The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company may pursue debt financing in the medium term if it is able to procure such financing on terms more favorable than available equity financing, however there can be no assurance the Company will be able to obtain any required financing in the future on acceptable terms.

The Company has limited financial resources compared to its proposed expenditures, no source of operating income and no assurance that additional funding will be available to it for current or future projects, although the Company has been successful in the past in financing its activities through the sale of equity securities.

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success in developing the Elk Creek Project. Any quoted market for the Company's shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenue, cash flows or earnings, and any depression of the trading price of the Company’s Common Shares could impact its ability to obtain equity financing on acceptable terms.

Historically, the Company has used net proceeds from issuances of Common Shares to provide sufficient funds to meet its near-term exploration and development plans and other contractual obligations when due. However, further development and construction of the Elk Creek Project will require substantial additional capital resources. This includes near-term funding and, ultimately, funding for project construction and other costs. See “Financing” above for greater detail on the Company’s recent equity financings and discussion of arrangements related to possible future debt financing(s).

Financial and Other Instruments

The Company’s financial instruments consist of cash, receivables, marketable securities, accounts payable and accrued liabilities. The carrying value of receivables, accounts payable and accrued liabilities approximates their fair values due to their immediate or short-term maturity. Cash and marketable securities are carried at fair value using a level 1 fair value measurement. The Company’s exposure to changes in market interest rates, relates primarily to the Company’s earned interest income on cash deposits and short term investments. The Company maintains a balance between the liquidity of cash assets and the interest rate return thereon. The carrying amount of financial assets, net of any provisions for losses, represents the Company’s maximum exposure to credit risk.

Contractual Obligations and Off Balance Sheet Arrangements

The Company currently has an offtake agreement dated November 10, 2014 (the “Offtake Agreement”) with ThyssenKrupp Metallurgical Products GmbH (“ThyssenKrupp”) whereby ThyssenKrupp will purchase, at market rates, approximately 3,750 metric tons, or fifty percent (50%), of the Company’s current planned ferroniobium production from the Elk Creek Project for an initial ten-year term, with an option to extend beyond that timeframe. The Offtake Agreement presupposes the Company obtaining project financing, obtaining all necessary approvals and constructing a mine at the Elk Creek Project. ThyssenKrupp is based in Essen, Germany, and is part of the Business Area Materials Services, a global materials distributor and service provider with 500 branches in 44 countries. The Company appointed ThyssenKrupp as its exclusive sales agent of its production in Europe, with a stated amount to be sold in Germany. Pursuant to the Offtake Agreement, the Company has granted ThyssenKrupp a non-transferable warrant to acquire 8,569,000 Common Shares of the Company at an exercise price of C$0.67 per Common Share, which expired on December 12, 2015.

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Tabular Disclosure of Contractual Obligations

Information regarding our known contractual obligations of the types described below as of March 31, 2016 is set forth in the following table:

		Payments due by period
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years

Debt	$7,400	$1,104	$6,296	$-	$-
Operating leases	468	249	165	54	-
Total contractual obligations	$7,868	$1,353	$6,461	$54	$-

Critical Accounting Policies

In applying the Company’s accounting policies, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from the judgments, estimates and assumptions made by management and will seldom equal the estimated results.

The most significant critical judgment that members of management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is the policy on exploration and evaluation assets.

In particular, management is required to assess mineral interests for impairment. Note 5 to the consolidated financial statements discloses the carrying values of such assets. As part of this assessment, management must make an assessment as to whether there are indicators of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.

The recoverability of exploration and evaluation assets is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local authorities, establish economically recoverable reserves on its properties, the ability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. If a determination is made that a deposit does not contain economically recoverable mineralization, or if other factors are present that indicate the existence of an impairment, a property is written down to net realizable value, which could have a material effect on the financial positon and financial performance of the Company.

Share-based compensation is determined using the Black-Scholes pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to the consolidated statement of loss over each award’s vesting period. The Black-Scholes pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate, which could impact amounts recognized as expense and carried as a component of shareholders’ equity. See Note 7b in the Company’s consolidated financial statements for the year ended June 30, 2015 for a summary of the assumptions used to calculate the value of share-based compensation.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this prospectus. This summary does not discuss any tax consequences applicable to the selling security holders. Each selling security holder should consult its own tax advisor regarding the tax consequences of the exercise of its warrants and options and the resale of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant this prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended June 30, 2016, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

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Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

The Company: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC, and (b) for each year in which the Company is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Company is reasonably required to obtain for U.S. federal income tax purposes. The Company may elect to provide such information on its website. However, U.S. Holders should be aware that the Company can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

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The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Common Shares and net gains from the disposition of the Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

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Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective June 24, 2015, we ended our relationship with Davidson & Company LLP Charted Accountants (“Davidson”) as our independent registered public accounting firm. Davidson’s dismissal as our independent registered public accounting firm was approved by our Board.

Davidson’s reports regarding the Company's financial statements for the fiscal years ended June 30, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of Davidson on the Company's financial statements for fiscal years ended June 30, 2014 and 2013 contained an explanatory paragraph which noted that there was substantial doubt about the Company's ability to continue as a going concern.

During the fiscal years ended June 30, 2014 and 2013, and during the period from July 1, 2014 to the date of dismissal, (i) there were no disagreements with Davidson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Davidson would have caused it to make reference to such disagreement in its reports; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Davidson with a copy of the foregoing disclosures and requested that Davidson furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter will be filed as Exhibit 16.1 to this Registration Statement on Form S-1.

Effective June 24, 2015, we engaged BDO USA, LLP (“BDO”) as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending June 30, 2015.

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During each of the Company's two most recent fiscal years and through the interim periods preceding the engagement of BDO, we (a) have not engaged BDO as either the principal accountant to audit the Company's financial statements, or as an independent accountant to audit a significant subsidiary of the Company and on whom the principal accountant is expected to express reliance in its report; and (b) has not consulted with BDO regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company by BDO concluding there was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event, as that term is described in Item 304(a)(1)(v) of Regulation S-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The Company’s exposure to changes in market interest rates, relates primarily to the Company’s earned interest income on cash deposits and short term investments. The Company maintains a balance between the liquidity of cash assets and the interest rate return thereon. The carrying amount of financial assets, net of any provisions for losses, represents the Company’s maximum exposure to credit risk.

Foreign currency exchange risk

The company incurs expenditures in both U.S. and Canadian dollars. Canadian dollar expenditures are related to engineering and metallurgical related exploration expenses, as well as certain professional services. As a result, currency exchange fluctuations may impact the costs of our operating activities. To reduce this risk, we maintain sufficient cash balances in Canadian dollars to fund expected near-term expenditures.

Commodity price risk

The Company is exposed to commodity price risk related to the elements associated with the Elk Creek Project. A significant decrease in the global demand for these elements may have a material adverse effect on our business. The Elk Creek project is not in production, and the Company does not currently hold any commodity derivative positions.

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DIRECTORS AND EXECUTIVE OFFICERS

As of July 22, 2016, the names, titles, and ages of the members of the Company’s Board of Directors and its executive officers are as set forth in the below table.

Name	Age	Position	Date of Appointment
Mark A. Smith	57	CEO, President, Executive Chairman and Director	CEO and Director: Sept. 23, 2013 President and Executive Chairman: May 31, 2015
Neal Shah	42	CFO	July 1, 2016; Interim CFO on March 31, 2015
Scott Honan	45	Vice President, Business Development	May 9, 2014
John Ashburn, Jr.	61	Vice-President, General Counsel and Corporate Secretary	May 31, 2015
Jim Sims	55	VP of External Affairs	October 26, 2015
Joseph A. Carrabba	63	Lead Director	December 16, 2014
Michael Morris	70	Director	July 24, 2014
David C. Beling	74	Director	June 6, 2011
Joseph D. Cecil	67	Director	November 14, 2014
Anna Castner Wightman	49	Director	February 23, 2016

The following sets forth a brief description of the business experience of each director and executive officer of the Company:

Mark Smith – Director, President and Chief Executive Officer

Mr. Smith has 36 years of experience in operating, developing, and financing mining and strategic materials projects in the Americas and abroad. In addition to his role as CEO and Executive Chairman of NioCorp, Mr. Smith serves as the President and Chief Executive Officer for Largo Resources Ltd., a mineral company with an operating property in Brazil and projects in Brazil & Canada. Previously, Mr. Smith served as Chief Executive Officer and Director of Molycorp, where he was instrumentally involved in taking it from a private company to a publicly traded company with a producing mine. Prior to that, he held numerous engineering, environmental, and legal positions within Unocal Corporation (“Unocal”) and later served as the President and Chief Executive Officer of Chevron Mining Inc. (“Chevron”), a wholly-owned subsidiary of Chevron Corporation. Mr. Smith also served for over seven years as the shareholder representative of CBMM, a private company that currently produces approximately 85% of the world supply of niobium. During his tenure with Chevron, Mr. Smith was responsible for Chevron’s three coal mines, one molybdenum mine, a petroleum coke calcining operation and the Mountain Pass mine. At Unocal, he served as the Vice-President from June 2000 to April 2006, and managed the real estate, remediation, mining and carbon divisions. Mr. Smith is a Registered Professional Engineer and serves as an active member of the State Bars of California and Colorado. He received his Bachelor of Science degree in Agricultural Engineering from Colorado State University in 1981 and his Juris Doctor, cum laude, from Western State University, College of Law, in 1990.

Mr. Smith’s extensive leadership, management, strategic planning, and strategic materials industry expertise through his various leadership and directorship roles in public companies large and small makes him well-qualified to serve as a member of the board of directors of NioCorp.

Neal Shah – CFO

Mr. Shah graduated from the University of Colorado with a BSc in Mechanical Engineering in 1996, and from Purdue University with an MBA in 2002. Since the completion of his MBA, Mr. Shah has held key finance roles with IBM, Intel Corporation and Covidien Ltd. Prior to his role as CFO of NioCorp, he served as Interim CFO and Vice President Finance at NioCorp. He has also served as the Finance Manager at Covidien Ltd., based out of its Boulder, CO office.

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Scott Honan – Vice President, Business Development

Mr. Honan is a graduate of Queen’s University in Mining Engineering in both Mineral Processing (B.Sc. Honors) and Environmental Management (M.Sc.) disciplines. In addition to his role as VP of Business Development for NioCorp, he also serves as President of Elk Creek Resources Corporation, the NioCorp subsidiary that is developing the Elk Creek Project in Nebraska. With over 23 years of experience in the gold and rare earth industries, his background includes the positions of General Manager and Environmental Manager at Molycorp’s Mountain Pass, CA facility, and more recently, Vice President Health, Environment, Safety and Sustainability at Molycorp’s corporate office in Greenwood Village, CO.

Jim Sims - Vice President, External Affairs

Mr. Sims has more than 25 years of experience in devising and executing marketing, media relations, public affairs, and investor relations operations for companies in the mining, chemical, manufacturing, utility, and renewable energy sectors. In addition to his role at NioCorp, Jim also serves as Director of Investor and Public Relations for IBC Advanced Alloys Corporation. Prior to NioCorp, Jim was Vice President of Corporate Communications for Molycorp, Inc., a mining and chemical processing company with more than 2,500 employees in 10 nations. From 1998-2010, he served as President and CEO of Policy Communications, Inc. A former White House Director of Communications for the Energy Policy Development Group, Jim served for 11 years in the U.S. Senate, including as a Chief of Staff. He is the co-founder and former Executive Director of the Geothermal Energy Association, and he has served as Board Chairman of the Rare Earth Technology Alliance. He is an honors graduate of Georgetown University.

John Ashburn – Vice President, General Counsel and Corporate Secretary

Mr. Ashburn is an attorney with 35 years of experience, including 25 years in extractive industries. Mr. Ashburn previously served as Vice President, Chief Legal Officer and a member of the Board of Directors of Simbol, Inc., a privately held development stage Lithium production company and as Executive Vice President and General Counsel of Molycorp, Inc. and prior to that held senior legal positions with Chevron and Unocal. Mr. Ashburn holds a Juris Doctorate from Northern Illinois University, School of Law.

Joseph Carrabba – Lead Director

Mr. Carrabba served as the Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc., a publicly-held international mining and natural resources company, from 2006 until his retirement in November 2013. Prior to joining Cliffs Natural Resources Inc., Mr. Carrabba gained broad experience in the mining industry throughout Canada, the United States, Asia, Australia and Europe. He was the former General Manager of Weipa Bauxite Operation of Comalco Aluminum and served in a variety of leadership capacities at Rio Tinto, a global mining company, including as President and Chief Operating Officer of Rio Tinto’s Diavik Diamond Mines, Inc. Mr. Carrabba is also a director of Newmont Mining Corporation, TimkenSteel Corporation, Key Bank and the Aecon Group. He holds a bachelor’s degree in geology from Capital University and his MBA from Frostburg State University in Maryland.

Mr. Carrabba’s qualification to serve on our Board is based upon his many years of leadership and executive experience in large publicly traded companies in the mining and materials processing industries.

Michael Morris – Director

Mr. Morris is currently chairman of the board of Heritage Oaks Bankcorp, where he has been serving as a director since 2001. In addition, Mr. Morris is the senior principal and chairman of the board of Andre, Morris & Buttery, a professional law corporation. From 2000 to late 2006, Mr. Morris served on the board of Molycorp, which at the time was a wholly owned subsidiary of Unocal and then Chevron. Mr. Morris was the only independent director of Molycorp at that time. Mr. Morris is a graduate of Georgetown University and received his law degree from the University of the San Francisco School of Law. He has practiced business and environmental law for over 40 years. Mr. Morris served as a member of the Board of Governors and Vice President of the State Bar of California. He served as a 1st Lieutenant in the U.S. Army from 1970 to 1972.

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Mr. Morris’s qualification to serve on our Board is based on his based upon his years of senior executive leadership with publicly traded companies and his long experience in the financial, banking, legal, and manufacturing fields.

David Beling – Director

Mr. Beling is a Registered Professional Mining Engineer with 52 years of experience and has been on the board of directors of 14 mining companies starting in 1981. He is President, CEO, CFO and director of Bullfrog Gold Corp. since 2011 and was the Executive Vice President and Chief Operating Officer of Geovic Mining Corp. from 2004 to 2010. Mr. Beling has examined, significantly reviewed or been directly involved with 88 underground mines, 131 open pit mines and 164 process plants in the global metal, energy and industrial mineral sectors. Employment included 14 years with five majors, then 38 years of employment and consulting for 25 junior mining companies.

Mr. Beling’s qualification to serve on our Board is based upon his decades of senior leadership and executive positions with companies in the mining and minerals processing sectors.

Joseph D. Cecil – Director

Mr. Cecil served as Vice President and Comptroller of Unocal from December, 1997 until 2005. Mr. Cecil also served as Unocal’s Principal Accounting Officer. During 1997, Mr. Cecil was Comptroller, International Operations of Unocal. He was Comptroller of the 76 Products Company from 1995 until the sale of the West Coast refining, marketing and transportation assets in March 1997. Mr. Cecil also served on the Board of Directors for Molycorp.

Mr. Cecil’s qualification to serve on our Board is based upon years of experience in senior business and executive leadership roles in a variety of publicly traded companies in the mining and mineral extraction industries.

Anna Castner Wightman – Director

A sixth generation Nebraskan and a graduate of Nebraska Wesleyan University, Ms. Wightman currently serves as Vice President of Government Relations for First National Bank of Omaha, Nebraska, and served on the Boards of Directors of the Nebraska Chamber of Commerce, Rose Theater for Performing Arts, and Joslyn Castle.

Ms. Wightman’s qualification to serve on our Board is based on her extensive executive experience in the banking and financial services sectors, and her deep knowledge of the Nebraska business and public policy landscapes.

Significant Employees

There are no other significant employees than those already discussed herein.

Family Relationships

There are no family relationships among the directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

During the past ten years none of the persons serving as executive officers and/or directors of the Company and with respect to promoter or control persons for the past five year none have been the subject matter of any of the following legal proceedings that are required to be disclosed pursuant to Item 401(f) of Regulation S-K including: (a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (b) any criminal convictions; (c) any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (d) any finding by a court, the SEC or the CFTC to have violated a federal or state securities or commodities law, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud; or (e) any sanction or order of any self-regulatory organization or registered entity or equivalent exchange, association or entity. Further, no such legal proceedings are believed to be contemplated by governmental authorities against any director or executive officer.

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Executive Compensation

The following table sets out the compensation received for the fiscal years June 30, 2015 and June 30, 2016 in respect to each of the individuals who served as the Company’s chief executive officer at any time during the last fiscal year, as well as the Company’s most highly compensated executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Fiscal Year (b)	Salary ($) (c)	Option Awards (1) ($) (f)	Total ($) (j)
Mark A Smith, CEO, President	2016(2)	$270,000	$157,972	$427,972
	2015(2)	$270,000	$287,230	$557,230

Scott Honan, Vice President Business	2016	$212,500	$105,315	$317,815
Development	2015	$200,000	$162,940	$362,940

Peter Dickie, Former President and Former CEO	2015(3)	$164,165	$248,580	$412,745

John Ashburn, Jr., Vice-President, General Counsel and Corporate Secretary	2016	$200,000	$73,720	$273,720

(1)	The value of the option-based awards was determined using the Black-Scholes option-pricing model, with the following assumptions:

	2016	2015
Risk-free interest rate	0.75%	1.25%
Expected dividend yield	0%	0%
Expected stock price volatility	98.2%	105.7%
Expected life of options	2.15 years	2.15 years

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for income tax purposes.

(2)	Paid to KMSmith LLC, an entity controlled by Mr. Smith.

(3)	During the fiscal year ended June 30, 2015, Mr. Smith was appointed as President on May 31, 2015 following the retirement of Mr. Dickie as President, so the information provided for Mr. Dickie for the financial year ended June 30, 2015 is information for less than a full financial year.

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Narrative Disclosure to Summary Compensation Table

Compensation and Organization Committee

The Board has established a Compensation and Organization Committee (the “Compensation Committee”), and has adopted a written charter for the Compensation Committee, effective August 2015. The overall purpose of the Compensation Committee is to act on behalf of the Board and in the best interest of the Company’s shareholders to support the Company’s efforts to attract, retain, develop and reward employees to achieve its annual and strategic objectives. The written charter for the Compensation Committee sets out the role of the Chair of the Compensation Committee.

The responsibilities of the Compensation Committee generally include: (1) recommending compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Company has programs in place to attract and develop management of the highest caliber and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the CEO; (4) reviewing the compensation of the CEO and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) reviewing and approving any proposed amendments to the Company’s incentive stock options plan; (6) making recommendations to the Board concerning stock option grants; and (7) overseeing and considering the implications and risks associated with the Company’s compensation policies.

The Compensation Committee is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and practices of the Company and its subsidiaries and administering the Company’s Incentive Stock Option Plan. With regard to the CEO, the Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. In consultation with the CEO, the Compensation Committee makes recommendations to the Board on the framework of executive remuneration and its cost and on specific remuneration packages for each of the directors and officers other than the CEO, including recommendations regarding awards under equity compensation plans. The Compensation Committee also reviews executive compensation disclosure before the Company publicly discloses the information. The Compensation Committee’s decisions are typically reflected in consent resolutions.

There is currently no formal executive compensation program in place. The Board, in conjunction with the Compensation Committee, consider compensation and rewards to senior management on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The members of the Compensation Committee use their own experience and familiarity with the industry to determine what they believe to be reasonable salaries.

The base salaries of senior management of the Company are set at levels which are considered by the members of the Compensation Committee to be competitive, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Initially, salaries (or, for those executive officers who provide their services through consulting arrangements, consulting fees) are set through negotiation when an executive officer joins the Company (with direct input from the Compensation Committee) and are subsequently reviewed each fiscal year to determine if adjustments are required.

The incentive portion of the compensation package consists primarily of the awarding of stock options. In addition, the Board has discretion where deemed appropriate and financially affordable for the Company, to grant cash bonuses based on the performance of both the individual and the Company. Share ownership opportunities through the grant of incentive stock options are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

In general, the Compensation Committee considers that its compensation program should be relatively simple in concept, given the current stage of the Company’s development, and that its focus should be balanced between reasonable current compensation and longer term compensation tied to performance of the Company as a whole. The Compensation Committee has not established a formal set of benchmarks or performance criteria to be met by the Company’s executive officers, rather, the members of the Compensation Committee use their own subjective assessments of the success (or otherwise) of the Company to determine, collectively, whether or not the executive officers are successfully achieving the Company’s business plan and strategy and whether they have over, or under, performed in that regard. The Compensation Committee has not established any set or formal formula for determining executive officer compensation, either as to the amount thereof or the specific mix of compensation elements, and compensation, and adjustments thereto, are set through informal discussions at the Compensation Committee level.

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To date, neither the Compensation Committee nor the Board as a whole has considered the implications of the risks associated with the Company’s compensation policies and practices. At this time, the Company does prohibit executive officers or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Option-based Awards

The Company’s Stock Option Plan is administered by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers, directors and consultants of the Company and subsidiaries of the Company. Grants of options under the Option Plan are proposed/recommended by the CEO, and reviewed by the Compensation Committee. The Compensation Committee can approve, modify or reject any proposed grants, in whole or in part. In general, the allocation of available options among the eligible participants in the Option Plan is on an ad hoc basis, and there is no set formula for allocating available options, nor is there any fixed benchmark or performance criteria to be achieved in order to receive an award of options.

The Compensation Committee does not consider the “value” of any such option grants in determining the number of options to award to any individual, as any such “value” is an accounting measure that is not relevant to incentivizing the individual. The timing of the grants of options is determined by the Compensation Committee, and there is no regular interval for the awarding of option grants. In general, a higher level of responsibility will attract a larger grant of options. Because the number of options available is limited, in general, the Compensation Committee aims to have individuals at what it subjectively considers to be the same levels of responsibility holding equivalent numbers of options, with additional grants being allocated for individuals who the Compensation Committee believes are in a position to more directly affect the success or the Company through their efforts.

The Compensation Committee looks at the overall number of options held by an individual (including the exercise price and remaining term of existing options and whether any previously granted options have expired out of the money or were exercised) and takes such information into consideration when reviewing proposed new grants. After considering the CEO’s recommendations and the foregoing factors, the resulting proposed option grant (if any) is then submitted to the Board for approval.

During the fiscal year ended June 30, 2015, the Compensation Committee approved all recommendations for the grant of incentive stock options proposed by management (of which an aggregate of 2,800,000 (41%) were granted to executive officers, 1,800,000 (26%) were granted to directors who are not executive officers and 2,220,000 (33%) were granted to non-executive officer employees and consultants).

During the fiscal year ended June 30, 2016, the Compensation Committee approved all recommendations for the grant of incentive stock options proposed by management (of which an aggregate of 2,450,000 (42%) were granted to executive officers, 1,600,000 (27%) were granted to directs who are not executive officers and 1,825,000 (31%) were granted to non-executive officer employees and consultants)

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Compensation Governance

The Company’s Compensation Committee determines an appropriate amount of compensation for its executives, reflecting the need to provide incentive and compensation for the time and effort expended by the executives while taking into account the financial and other resources of the Company.

As of the date of this prospectus, the Compensation Committee is comprised of Joseph Carrabba as the Chairman, David Beling and Michael Morris. All members of the Compensation Committee are independent.

The Compensation Committee has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties (including compensation consultants and advisers), but it did not retain any such outside consultants or advisors during the financial year ended June 30, 2015.

Employment Agreements

We have entered into employment agreements with certain Company officers and key employees, including Mr. Mark Smith (whom is listed in the executive compensation table above).

The Company and KMSmith, LLC. (“KMSmith”) entered into a Consulting Agreement effective September 23, 2013 (the “Smith Agreement”). Under the terms of the Smith Agreement, KMSmith, through Mark Smith, provides the duties and responsibilities of the Chief Executive Officer of the Company and related services, for an indefinite term at a rate of $270,000 per annum, payable in equal monthly installments of $22,500. KMSmith also received a one-time signing bonus of $165,000. Any other bonuses and incentive payments are payable at the discretion of the Board of Directors. Mr. Smith is entitled to receive stock options under the Company’s Stock Option Plan, which options are approved by the Board at the time of grant. The Company may terminate the Smith Agreement at any time without notice or payment should KMSmith commit a material breach of the Smith Agreement. In the event the Smith Agreement is terminated by the Company for any reason other than as set out in the Smith Agreement or if KMSmith terminates the Smith Agreement on the occurrence of a Triggering Event, the Company shall pay KMSmith a lump sum termination fee equal to the annual salary in effect at the termination date as well as the average of any annual bonuses or other cash payments for two calendar years immediately preceding the year the termination occurs. A Triggering Event is defined as a substantial change in the nature of services to be performed by KMSmith; a material breach by the Company of the Smith Agreement that is not remedied within 30 days; the ceasing of the Company as a going concern; the failure of the Company to pay a material amount due; or a material reduction in salary. KMSmith may terminate the Smith Agreement on 90 days’ written notice and, should the Company immediately accept such termination notice, it shall pay KMSmith the sum of $69,904. Should a change of control of the Company occur (as that term is defined in the Smith Agreement) and within one year, either a Triggering Event occurs and KMSmith terminates the Smith Agreement or KMSmith’s engagement is terminated without the occurrence of a Triggering Event, then KMSmith shall be entitled to receive an amount equal to the annual salary in effect at the termination date as well as the average of any annual bonuses or other cash payments for two calendar years immediately preceding the year the termination occurs. In the event KMSmith is entitled to a termination payment with respect to a change of control, any stock options previously granted to Mr. Smith shall become fully vested and shall remain exercisable for the original term of grant despite a termination of KMSmith.

Stock Option, Stock Awards and Equity Incentive Plans

In accordance with the Company’s Option Plan the Company granted certain of its executive officers stock options during the Company’s 2015 and 2016 fiscal year; no other equity based awards were granted to executive officers during the 2015 or 2016 fiscal year.

The following table sets forth the outstanding equity awards for each named executive officer at June 30, 2016. The Company has not granted stock based awards to any of its named executive officers.

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	Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name and Principal Position (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price (e)	Option Expiration Date (f)

Mark A. Smith(1)	300,000	Nil	0.80	12/22/2017
	375,000	375,000	0.62	1/19/2021
Mark A Smith Total	675,000	375,000

Neal Shah(2)	500,000	Nil	0.76	9/2/2017
	200,000	Nil	0.80	12/22/2017
	175,000	175,000	0.62	1/19/2021
Neal Shah Total:	875,000	175,000

Scott Honan(3)	250,000	Nil	0.65	7/28/2017
	500,000	Nil	0.50	5/9/2017
	200,000	Nil	0.80	12/22/2017
	250,000	250,000	0.62	1/19/2021
Scott Honan Total:	1,070,000	250,000

John Ashburn, Jr.(4)	500,000	Nil	0.80	12/22/2017
	175,000	175,000	0.62	1/19/2021
John Ashburn Jr. Total	675,000	175,000

Jim Sims (5)	250,000	250,000	0.62	1/19/2021

Totals:	3,545,000	1,225,000

(1)	On December 22, 2014, Mr. Smith was granted 300,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Smith was granted 750,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months

(2)	On September 2, 2014, Mr. Shah was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On December 22, 2014, Mr. Shah was granted 200,000 options to purchase common shares for a period of 3 years at a price of C$0.76. On January 21, 2016, Mr. Shah was granted 350,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months

(3)	On May 9, 2014, Mr. Honan was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.50. On July 28, 2014, Mr. Honan was granted 250,000 options to purchase common shares for a period of 3 years at a price of C$0.65. On December 22, 2014, Mr. Honan was granted 200,000 options to purchase common shares for a period of 3 years at a price of $0.80. On January 21, 2016, Mr. Honan was granted 500,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months

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(4)	On December 22, 2014, Mr. Ashburn was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Ashburn was granted 350,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months.

(5)	On January 21, 2016, Mr. Sims was granted 500,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and change of control benefits

Except as described above, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the executive officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Compensation of Directors

As at the date of this Registration Statement, the Company has six directors, one of which is also an executive officer, Mark Smith. For a description of the compensation paid to the executive officer of the Company who also acts as a director, see “Summary Compensation Table” above.

The following table sets forth all compensation the Company granted to our directors, other than the director who is also an executive officer, for the fiscal year ended June 30, 2016:

Name (a)	Option Awards(1) ($) (d)	Total ($) (h)
Joseph Carrabba	$84,252	$84,252
Dave Beling	$63,189	$63,189
Michael Morris	$63,189	$63,189
Joseph Cecil	$63,189	$63,189
Anna Castner Wightman	Nil	Nil

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(1)	The value of the option-based awards was determined using the Black-Scholes option-pricing model, with the following assumptions:

2016
Risk-free interest rate	0.75%
Expected dividend yield	0%
Expected stock price volatility	98.2%
Expected life of options	2.15 years

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for income tax purposes.

For the fiscal year ending June 30, 2016, the directors of the Company did not receive a fee for serving on the board of directors of the Company. The directors of the Company have no standard compensation arrangements, or any other arrangements, with the Company, except as herein disclosed. Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Executive Officers in their capacity as Executive officers. See “Summary Compensation Table” above.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2015, Joseph Carrabba, Anthony Fulton David Beling and Michael Morris served on the Compensation Committee. None of these individuals is an employee or an officer of the Company or had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. Anthony Fulton resigned from the Company’s Board of Directors on January 29, 2016.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Management

As of July 22, 2016 the Company had 180,467,990 Common Shares issued and outstanding. The following table sets forth the beneficial ownership of the Company’s Common Shares as of July 22, 2016 by each person who serves as a director and/or an executive officer of NioCorp on that date, and the number of shares beneficially owned by all of the Company’s directors and named executive officers as a group:

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership (1)		Percent of Common Shares
Mark A. Smith, PE, Esq. Highlands Ranch, Colorado, USA	President, Chief Executive Officer and Chairman	22,856,947	(2)	12.34%
Neal Shah Superior, Colorado, USA	Chief Financial Officer	929,500	(3)	0.51%
Scott Honan Centennial, Colorado, USA	Vice President, Business Development	1,200,000	(4)	0.66%
John Ashburn, Jr. Littleton, Colorado, USA	Vice-President, General Counsel and Corporate Secretary	1,325,000	(5)	0.73%
Jim Sims Golden Colorado, USA	Vice-President, External Affairs	258,419	(6)	0.14%
Joseph A. Carrabba Key Largo, Florida, USA	Lead Director	800,000	(7)	0.44%
Michael Morris San Luis Obispo, California, USA	Director	705,250	(8)	0.39%
David C. Beling Grand Junction, Colorado, USA	Director	650,000	(9)	0.36%
Joseph D. Cecil Laguna Niguel, California, USA	Director	650,000	(10)	0.36%
Anna Castner Wightman Omaha, Nebraska, USA	Director	3,000	(11)	0.0%
All current directors, executive officers and named executive officers as a group (10 persons)		29,378,116		15.42%

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Notes to Security Ownership of Management table shown above:

(1)	Calculated in accordance with 1934 Act Rule 13d-3.

(2)	On November 10, 2014 Mr. Smith participated in the NioCorp partially non-brokered private placement. He purchased 4,132,232 Special Warrants (2014 Special Warrants) at an issue price of C$0.55 which entitled him to one unit of the Company (a “2014 Unit”). Each 2014 Unit consisted of one Common Share and one Common share purchase warrant (a “2014 Warrant). Each 2014 Warrant entitles Mr. Smith to acquire one Common Share at a price of C$0.65 until November 2016. On December 22, 2014, Mr. Smith was granted 300,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Smith was granted 750,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(3)	On September 2, 2014, Mr. Shah was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.76. On November 10, 2014 Mr. Shah participated in the NioCorp partially non-brokered private placement. He purchased 27,250 Special Warrants (2014 Special Warrants) at an issue price of C$0.55 which entitled him to one unit of the Company (a “2014 Unit”). Each 2014 Unit consisted of one Common Share and one Common share purchase warrant (a “2014 Warrant). Each 2014 Warrant entitles Mr. Shah to acquire one Common Share at a price of C$0.65 until November 2016. On December 22, 2014, Mr. Shah was granted 200,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Shah was granted 350,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(4)	On May 9, 2014, Mr. Honan was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.50. On July 28, 2014, Mr. Honan was granted 250,000 options to purchase common shares for a period of 3 years at a price of C$0.65. On December 22, 2014, Mr. Honan was granted 200,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Honan was granted 500,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(5)	On December 22, 2014, Mr. Ashburn was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Ashburn was granted 350,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(6)	On January 21, 2016, Mr. Sims was granted 500,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

91

(7)	On December 22, 2014, Mr. Carrabba was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Carrabba was granted 400,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(8)	On July 28, 2014, Mr. Morris was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.65. On January 21, 2016, Mr. Morris was granted 300,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(9)	On July 28, 2014, Mr. Beling was granted 100,000 options to purchase common shares for a period of 3 years at a price of C$0.65. On December 22, 2014, Mr. Beling was granted 50,000 options to purchase common shares for a period of 3 years at a price of C0.80. On January 21, 2016, Mr. Beling was granted 300,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(10)	On December 22, 2014, Mr. Cecil was granted 500,000 options to purchase common shares for a period of 3 years at a price of C$0.80. On January 21, 2016, Mr. Cecil was granted 300,000 options to purchase common shares for a period of 5 years at a price of C$0.62 and vest over a period of 18 months with 50% having vested at this time.

(11)	On July 21, 2016, Mrs. Wightman was granted 500,000 options to purchase common shares for a period of 5 years at a price of C$0.94 which vest over a period of 18 months and have not vested at this time.

Security Ownership of Certain Beneficial Owners

As of July 22, 2016, the Company is not aware of any persons that beneficially own more than 5% of its outstanding Common Shares who does not serve as an executive officer or director of the Company.

Employee/Director Hedging Is Not Permitted

The Company’s insider trading policy prohibits hedging in the Company’s securities by employees, officers and directors of the Company or their designees.

Change in Control Arrangements

As of July 22, 2016, there are no arrangements that would result in a change in control of the Company. We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

Certain Relationships and Related Transactions

Related Party Transactions

The following sets forth information regarding transactions between the Company (and its subsidiaries) and its officers, directors and significant shareholders since the beginning of its fiscal year ended June 30, 2015 or which are otherwise still outstanding as of June 30, 2015.

Employment Agreements:

See “Employment Agreements” above for a discussion of the employment agreements between the Company and Mr. Smith.

92

Loan Transactions:

As at September 30, 2015, the Company’s debt was comprised of secured promissory notes issued to Mark Smith, a director and officer of the Company, in the aggregate amount (including all accrued but unpaid interest) of $2,055,830 (the “Smith Loan”). As at December 31, 2015, the aggregate value of the Smith Loan was $2,208,461 further to an additional advance of $100,000 by Mark Smith on December 2, 2015. On October 14, 2015 the Company issued convertible promissory notes issued under a private placement in the principal amount of $0.8 million. On December 22, 2015 the Company issued the Debenture. On January 13, 2016, the Company repaid $1.1 million of the Smith Loan. On January 14, 2016 the Company repaid $108,461 of the Smith Loan.

Related Party Purchase in Equity Offering:

The Company does not currently have in place any specific policy or procedure in respect of the purchase of securities of the Company from treasury by the Company’s directors or officers. Sections 147-153 of the BCBCA set out rules and procedures applicable to all British Columbia corporations, pursuant to which a director presented with a resolution in respect of any matter (including an equity issuance) in respect of which he/she has an interest must disclose that interest in writing to the Company’s board of directors prior to the approval of such matter. This procedure ensures that each equity issuance to a director or officer of the Company is approved by all directors of the Company not involved in such sale.

Director Independence

As of July 22, 2016, the Company’s Board of Directors consists of Messrs. Smith, Carrabba, Beling, Morris, Cecil and Ms. Wightman. The Company utilizes the definition of “independent” as it is set forth in Section 803A of the NYSE MKT Company Guide. Further, the board considers all relevant facts and circumstances in its determination of independence of all members of the board (including any relationships). Currently, Messrs. Carrabba, Beling, Morris, Cecil and Ms. Wightman are considered independent directors.

INTERESTS OF EXPERTS

The consolidated financial statements for the years ended June 30, 2015, consisting of our consolidated balance sheet as of June 30, 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, included in this prospectus have been audited by BDO USA LLP independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Certain portions of the description of the Elk Creek Project were summarized or extracted from a technical report prepared in accordance with NI 43-101 dated October 16, 2015 and entitled “Updated Preliminary Economic Assessment, Elk Creek Niobium Project, Nebraska” those extracts were reviewed and approved by Eric Larochelle, BEng (Roche Director, Specialty Metals & Hydrometallurgy) and Jeff Osborn, BEng Mining, MMSAQP (SRK Principal Consultant, Mining Engineer).

.

None of the above experts has or is to receive in connection with the offering, a substantial interest, direct or indirect, in the Company or any of its subsidiaries nor was it connected with the Company or any of its subsidiaries as a promoter, managing or principal underwriter, voting trustee, Director, officer, or employee.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Common Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, contains all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our Common Shares, you may refer to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at http://www.sec.gov.

93

INDEX TO FINANCIAL STATEMENTS

The following audited consolidated financial statements of the Company as at and for the year ended June 30, 2015 are attached as pages F-1 through F-[●] and are incorporated herein by reference:

The following unaudited consolidated financial statements of the Company for the three and nine month periods ended March 31, 2016 and 2015 are attached as pages F-21 through F-40 and are incorporated herein by reference:

Condensed Interim Consolidated Balance Sheets	F-22

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	F-23

Condensed Interim Consolidated Statements of Cash Flows	F-24

Condensed Interim Consolidated Statement Shareholders’ Equity	F-25

Notes to the Condensed Interim Consolidated Financial Statements	F-26

NioCorp Developments Ltd.

Consolidated Financial Statements

As at June 30, 2015

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

NioCorp Developments Ltd.

Denver, Colorado

We have audited the accompanying consolidated balance sheet of NioCorp Developments Ltd. as of June 30, 2015 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NioCorp Developments Ltd. at June 30, 2015, and the results of its operations and its cash flows for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Spokane, Washington

July 25, 2016

F-1

NioCorp Developments Ltd.

Consolidated Balance Sheets

(expressed in thousands of U.S. dollars, except share and per share data)

		As of June 30,
	Note	2015

ASSETS

Current
Cash and cash equivalents		$753
Receivables		14
Prepaid expenses		58
Total current assets		825
Non-current
Deposits		67
Available for sale securities at fair value		46
Equipment		20
Mineral interests	5	10,617
Total assets		$11,575

LIABILITIES

Current
Accounts payable and accrued liabilities		$4,440
Related party loan	8	1,500
Flow-through tax liability	6	624
Total current liabilities		6,564

Total liabilities		6,564
Commitments	12

SHAREHOLDERS' EQUITY
Common stock, unlimited shares authorized; shares outstanding: 2015 - 156,420,334	7	47,617
Additional paid-in capital		7,250
Accumulated deficit		(48,814)
Accumulated other comprehensive loss		(1,042)

Total shareholder equity		5,011

Total liabilities and equity		$11,575

The accompanying notes are an integral part of these consolidated financial statements

F-2

NioCorp Developments Ltd.

Consolidated Statement of Operations and Comprehensive Loss

(expressed in thousands of U.S. dollars, except share and per share data)

		For the year ended June 30,
	Note	2015

Operating expenses
Consulting		$242
Depreciation		10
Employee related costs		951
Fair value of warrants expense	7c	2,159
Finance costs		39
Professional fees		435
Exploration costs	9	18,051
Other operating expenses		975
Share-based compensation	7b	2,506
Impairment of equipment		112
Total operating expenses		25,480

Other income		(9)
Foreign exchange loss		434
Interest income		(7)
Gain on available for sale securities		(28)
Loss before income taxes		25,870

Income tax benefit	10	(2,755)

Net loss		$23,115

Other comprehensive loss:
Net loss		$23,115
Other comprehensive loss:

Reporting currency translation		959

Total comprehensive loss		$24,074

Loss per common share, basic and diluted		$0.17

Weighted average common shares outstanding		136,045,244

The accompanying notes are an integral part of these consolidated financial statements

F-3

NioCorp Developments Ltd.

Consolidated Statement of Cash Flows

(expressed in thousands of U.S. dollars)

For the year ended June 30,
2015

CASH FLOWS FROM OPERATING ACTIVITIES
Total loss for the period	$(23,115)
Adjustments for:
Depreciation	10
Fair value of warrants expense	2,159
Deferred taxes	(2,755)
Unrealized gain on marketable securities	(28)
Impairment of equipment	112
Foreign exchange loss	183
Share-based compensation	2,505
(20,929)
Change in non-cash working capital items:
Receivables	25
Prepaid expenses	(39)
Accounts payable and accrued liabilities	3,626
Net cash used in operating activities	(17,317)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	(14)
Acquisition of equipment	(27)
Net cash used in investing activities	(41)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	13,979
Share issue costs	(521)
Related party debt	1,500
Net cash provided by financing activities	14,958

Exchange rate effect on cash	345
Change in cash during the period	(2,055)
Cash and cash equivalents, beginning of period	2,808
-
Cash and cash equivalents, end of period	$753

Supplemental cash flow information:
Amounts paid for interest	$-
Amounts paid for income taxes	$-

The accompanying notes are an integral part of these consolidated financial statements

F-4

NioCorp Developments Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of U.S. dollars, except share data)

	Common Shares Outstanding	Common Stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, July 1, 2014	122,884,716	$33,667	$2,933	$(25,699)	$(83)	$10,818

Private placement – November 2014	19,245,813	8,846	-	-	-	8,846
Private placement - March 2015	2,914,000	1,722	-	-	-	1,722
Issue costs	-	(708)	187	-	-	(521)
Exercise of warrants	5,125,805	2,368	-	-	-	2,368
Exercise of options	6,250,000	1,042	-	-	-	1,042
Fair value of stock options exercised	-	680	(680)	-	-	-
Fair value of warrants for offtake agreement	-	-	1,854	-	-	1,854
Fair value of warrants for financial services agreement	-	-	268	-	-	268
Fair value of warrants for sponsorship agreement	-	-	99	-	-	99
Share-based payments	-	-	2,589	-	-	2,589
Reporting currency presentation		-	-	-	(959)	(959)
Loss for the year	-	-	-	(23,115)	-	(23,115)
Balance, June 30, 2015	156,420,334	$47,617	$7,250	$(48,814)	$(1,042)	$5,011

The accompanying notes are an integral part of these consolidated financial statements

F-5

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

NioCorp Developments Ltd. (the “Company”) was incorporated on February 27, 1987 under the laws of the Province of British Columbia and currently operates in one reportable operating segment consisting of exploration and development of mineral deposits in North America, specifically, the Elk Creek Niobium/Scandium/Titanium property (the “Elk Creek Project”) located in Southeastern Nebraska.

These consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

The Company currently earns no operating revenues and will require additional capital in order to advance the Elk Creek Project. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing and maintaining continued support from its shareholders and creditors.

2.	BASIS OF PREPARATION

a)	Basis of Preparation and Consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”). Certain transactions include reference to Canadian dollars (“C$”) where applicable.

These consolidated financial statements include the accounts of the Company and the subsidiaries listed in the following table. All intercompany transactions and balances have been eliminated.

	Country of incorporation	Ownership at June 30, 2015
0896800 BC Ltd.	Canada	100%
Elk Creek Resources Corp.	USA	100%
Silver Mountain Mines Corp.	USA	100%
Northeast Minerals PTY Ltd.	Australia	100%

b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the deferred income tax asset valuations and share-based compensation. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

F-6

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Exploration Stage Enterprise

The Company is in the exploration stage of operation and devotes substantially all of its efforts to acquiring and exploring mining interests that management believes should eventually provide sufficient net profits to sustain the Company’s existence. Until such interests are engaged in commercial production, the Company will continue to seek additional funding to support the completion of its exploration and development activities. The Company’s activities are subject to significant risks and uncertainties, including its ability to secure sufficient funding to continue operations, to obtain proven and probable reserves, to comply with industry regulations and obtain permits necessary for development of the Elk Creek Project, as well as environmental risks and market conditions.

b)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, cash in banks, investments in certificates of deposit with original maturities of 90 days or less, and money market funds.

c)	Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its subsidiaries is the Canadian Dollar. The reporting currency for these consolidated financial statements is U.S. Dollars.

Transactions in foreign currency

Transactions made in a currency other than Canadian Dollars are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign currency gains and losses arising from translation are included in profit or loss.

Translation to reporting currency

The results and financial position of entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting date.
•	Income and expenses for each statement of income are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.
•	All resulting exchange differences are recognized in other comprehensive income.

d)	Available for Sale Securities

Available for sale securities are recorded at fair value through the statement of operations pursuant to the fair value option permitted by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Financial Instruments.

F-7

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

e)	Equipment

Equipment is stated at cost less accumulated depreciation. The residual value, useful life and depreciation method are evaluated every reporting period and changes to the residual value, estimated useful life or depreciation method resulting from such review are accounted for prospectively. Depreciation is provided for using the straight line basis over the following lives:

Computer equipment	three years
Furniture and equipment	five years

f)	Mineral Interests

Mineral property acquisition costs, including indirectly related acquisition costs, are capitalized when incurred. Acquisition costs include cash consideration and the fair market value of common shares issued as consideration. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are capitalized as mineral property acquisition costs at such time as the payments are made. Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves under SEC Industry Guide 7, development costs related to such reserves and incurred after such determination will be considered for capitalization. The establishment of proven and probable reserves is based on results of feasibility studies, which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure. Capitalized amounts relating to a property that is abandoned or otherwise considered uneconomic for the foreseeable future are written off.

g)	Long Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

h)	Financial Instruments

The Company’s financial instruments consist of cash, receivables, available for sale securities, accounts payable and accrued liabilities, and the related party loan. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these instruments approximate their carrying value unless otherwise noted.

i)	Concentration of Credit Risk

The financial instrument which potentially subjects the Company to credit risk is cash and cash equivalents, The Company holds invests or maintains available cash primarily in two commercial banks located in Vancouver, British Columbia and Santa Clara, California. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions.

j)	Asset Retirement Obligation

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The estimated costs associated with environmental remediation obligations are accrued in the period in which the liability is incurred if it is reasonably estimatable or known. Until such time that a project life is established, the Company records the corresponding cost as an exploration stage expense.

F-8

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

Future reclamation and environmental-related expenditures are difficult to estimate in many circumstances due to the early stage nature of the exploration project, the uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology. The Company periodically reviews accrued liabilities for such reclamation and remediation costs as evidence indicating that the liabilities have potentially changed becomes available. Changes in estimates are reflected in the consolidated statement of operations in the period an estimate is revised.

k)	Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25, “Income Taxes – Recognition”. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

l)	Basic and Diluted Per Share Disclosure

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities. Potentially dilutive shares, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as when the exercise price of the instrument exceeds the fair market value of the Company’s common stock and when a net loss is reported. The dilutive effect of convertible debt securities is reflected in the diluted earnings (loss) per share calculation using the if-converted method. Conversion of the debt securities is not assumed for purposes of calculating diluted earnings (loss) per share if the effect is anti-dilutive.

m)	Stock Based Compensation

The Company grants stock options to directors, officers, and employees. Option terms and vesting conditions are at the discretion of the Board of Directors. The option exercise price is equal to the closing market price on the Toronto Stock Exchange on the day preceding the date of grant.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company estimates forfeitures of stock-based awards based on historical data and periodically adjusts the forfeiture rate. The adjustment of the forfeiture rate is recorded as a cumulative adjustment in the period the forfeiture estimate is changed.

n)	Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards did not or will not have a material impact on the Company’s consolidated financial statements upon adoption.

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease have not significantly changed from the previous GAAP. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal year, with early adoption permitted. The Company is currently assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

F-9

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

In November 2015, the FASB issued ASU 2015-17 which simplifies income tax accounting. The update requires that all deferred tax assets and liabilities be classified as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, and early adoption is permitted. The Company elected to early adopt this standard as of July 1, 2014.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This update simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The update is effective in fiscal years, including interim periods, beginning after December 15, 2015, and early adoption is permitted. The Company elected to early adopt this standard effective July 1, 2014.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The ASU clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. The ASU is effective for fiscal years and interim periods beginning after December 15, 2015. The Company is currently assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The new standard requires management of public and private companies to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The new standard is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Adoption of the new guidance is not expected to have a material impact on the financial statement presentation of the Company.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which is effective for financial statements issued for interim and annual periods beginning on or after December 15, 2015. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in the estimate of the grant-date fair value of the award. Adoption of the new guidance is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

F-10

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

4.	GOING CONCERN ISSUES

The Company incurred a loss of $23,115 for the year ended June 30, 2015, and has an accumulated deficit of $48,814 and working capital deficit of $5,739 as of June 30, 2015. These factors indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern.

The Company’s ability to continue operations and fund its expenditures is dependent on Management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

5.	MINERAL PROPERTIES

During the year ended June 30, 2011, the Company completed the acquisition of the Elk Creek property located in Southern Nebraska through the issuance of Company shares with a total acquisition price of C$13,246.

The property interests of Elk Creek consist of a number of prepaid five-year mineral exploration lease agreements, and include a pre-determined buyout for permanent ownership of the mineral rights. Terms of the agreements require no further significant payments until the conclusion of the prepaid lease, at which time the Company may negotiate lease extensions or elect to buyout the mineral rights. Certain agreements also contain provisions to purchase surface rights, and several contain provisions whereby the landowners would retain a 2% NSR. During the year ended June 30, 2015, the Company executed 5-year extensions to all landholder agreements covering 100% of the mineralized materials at the Elk Creek Project.

6.	FLOW THROUGH LIABILITIES

The Company issued 8,337,000 common shares to Canadian investors on a flow-through basis for gross proceeds of C$2,501 in November 2010. The Company recorded an initial flow-through premium liability of C$417 based on the premium on the flow-through shares issued. The Company completed its required flow through tax filings with the Canada Revenue Agency during the year ended June 30, 2014, and reduced the remaining liability to $nil by recording C$245 as other income for the year then ended.

Pursuant to the flow-through share issuance above, the Company was required to incur eligible flow-through expenditures up to November 2011. The Company was short by approximately C$1,470 in meeting this requirement. Under the subscription agreement with the Canadian investors, the Company has an obligation to indemnify the subscriber for any taxes that may arise from the Company failing to meet the flow-through expenditure requirements. As a result, the Company has estimated the indemnification liability as of June 30, 2015 to be $624 (or C$779) based on guidance in ASC 450. The Company will process any claims received through April 30, 2016 against this accrual, after which the remaining balance will be credited in the statement of operations. All claims after May 1, 2016 will be evaluated through the statute of limitations of the Canada Revenue Agency and expensed as incurred.

7.	COMMON STOCK

a)	Issuances

In February 2015 the Company announced it had closed a partially brokered and partially non brokered private placement of 2,914,000 special warrants (“2015 Warrants”) at an issue price of C$0.75 to raise aggregate gross proceeds of $1,722. Each 2015 Warrant is exchangeable at any time after the closing date of the offering into one unit of the Company; each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of C$1.00 per share until February 27, 2017. The Company filed a prospectus and obtained the required receipt for that prospectus on March 23, 2015 and qualified the distribution of 2,914,000 2015 Warrants which were deemed exercised on March 30, 2015.

F-11

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

The agent, Mackie Research Capital Corporation ("MRCC") received a cash commission equal to 6.5% of the gross proceeds of the brokered portion of the offering being $112 and 182,910 compensation warrants. The broker warrants are exercisable into common shares at a price C$0.85 per share until February 27, 2017. The fair value of the agent warrants of $79 was estimated based on the Black-Scholes pricing model using a risk free interest rate of 1.25%, an expected dividend yield of 0%, a volatility of 100.95%, and an expected life of 2.0 years. Total cash issue costs including agents' commission, legal and filing fees were $230.

In November 2014 the Company announced it had closed a partially brokered and partially non-brokered private placement of 19,245,813 special warrants (“2014 Special Warrants”) at an issue price of C$0.55 to raise aggregate gross proceeds of $8,846. Each 2014 Special Warrant is exchangeable at any time after the closing date of the offering into one unit of the Company; each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of C$0.65 per share until November 10, 2016. The Company filed a prospectus and obtained the required receipt for that prospectus on January 14, 2015 and qualified the distribution of 19,245,813 2014 Special Warrants which were deemed exercised on January 19, 2015.

The agent, MRCC received a cash commission equal to 6.5% of the gross proceeds of the brokered portion of the offering and 205,304 non-transferable compensation units. The broker warrants are exercisable into units having the same terms as the units issued under the Offering. Each unit entitles the agent to purchase a unit at a price of C$0.55 each. Each unit consists of one common share and one warrant exercisable at a price of C$0.65 per share until November 10, 2016. The fair value of the agent warrants of $108 was estimated based on the Black Scholes pricing model using a risk free interest rate of 1.25%, an expected dividend yield of 0%, a volatility of 108.9%, and an expected life of 2.0 years. Total cash issue costs including agents' commission, legal and filing fees was $300.

b)	Stock Options

The Company has a rolling stock option plan (the “Plan”) whereby the Company may grant stock options to executive officers and directors, employees and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value on the date of grant. The Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of grant with each stock option having a maximum term of five years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Avg Exercise Price (C$)
Balance, July 1, 2014	7,060,000	$0.19
Granted	7,320,000	0.76
Exercised	(6,250,000)	0.20
Cancelled/expired	(25,000)	0.30
Balance, June 30, 2015	8,105,000	$0.69
Number of options currently exercisable	7,455,000	$0.68

F-12

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes the information and assumptions used to determine option costs:

Year ended June 30,
2015
Fair value per option granted during the period (C$)	$0.43
Risk-free interest rate	1.25%
Expected dividend yield	0%
Expected stock price volatility (historical basis)	105.7%
Expected option life in years	2.15

The following table summarizes information about stock options outstanding at June 30, 2015:

Exercise price (C$)	Expiry date	Number outstanding	Aggregate intrinsic value (C$000s)	Number exercisable	Aggregate intrinsic value (C$000s)

$0.15	January 18, 2016	250,000	$143	250,000	$143
$0.15	February 25, 2016	300,000	171	300,000	171
$0.17	January 10, 2017	185,000	102	185,000	102
$0.50	May 9, 2017	500,000	110	500,000	110
$0.65	May 20, 2017	50,000	4	50,000	4
$0.65	July 28, 2017	1,800,000	126	1,800,000	126
$0.76	September 2, 2017	500,000	-	500,000	-
$0.80	December 22, 2017	3,870,000	-	3,870,000	-
$0.80	Jun 4, 2018	150,000	-	-	-
$0.94	April 28, 2018	500,000	-	-	-
Balance, June30,2015		8,105,000	$656	7,455,000	$656

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.72 as of June 30, 2015, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2015 was 3,085,000. The total intrinsic value of options exercised during the year ended June 20, 2015 was $3,611.

As of June 30, 2015, there was $199 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted average period of less than one year.

F-13

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

c)	Warrants

Warrant transactions are summarized as follows:

		Warrants	Weighted Avg Exercise Price (C$)
Balance, July 1, 2014		1,064,140	$0.25
Granted:	Warrants: November financing	19,245,813	0.65
	Warrants: March financing	2,914,000	1.00
	Agents' warrants: November financing	205,304	0.55
	Agents' warrants: November financing	205,304	0.65
	Agents' warrants: March financing	182,910	0.85
*	Agents' advisory warrants	750,000	0.55
**	Agents' sponsorship warrants	250,000	0.60
***	ThyssenKrupp offtake agreement	8,569,000	0.67
Exercised		(5,125,805)	0.35
Expired		-	-
Balance, June 30, 2015		28,260,666	$0.73

*	Pursuant to a financial services advisory agreement with MRCC the Company issued to MRCC 750,000 agents' advisory warrants, and paid MRCC a fee of C$190. The Company issued 500,000 agents' advisory warrants on December 4, 2014 and 250,000 agents' advisory warrants on January 14, 2015. Each agent's advisory warrant entitles MRCC to purchase a unit of the Company at a price of C$0.55 each, on or before December 4, 2016. Each such unit consists of one Common Share and one warrant exercisable at a price of C$0.65 per share until December 4, 2016.
**	Pursuant to a sponsorship agreement between MRCC and the Company in connection with the Company's graduation to the Toronto Stock Exchange, the Company paid MRCC a fee of C$25 and issued 250,000 agent's sponsorship warrants entitling MRCC to purchase units of the Company at C$0.60 per unit until January 14, 2017. Each such unit consists of one Common Share and one warrant exercisable at C$0.65 per share until January 14, 2017.
***	The Company entered into an offtake agreement with ThyssenKrupp Metallurgical Products GmbH (“ThyssenKrupp”) whereby ThyssenKrupp will purchase 50% of future ferroniobium production up to 3,750 metric tons from the Elk Creek property for an initial term of ten years from commencement of commercial production which may be extended by mutual agreement of the parties. The Agreement presupposes the Company obtaining project financing, obtaining all necessary approvals and constructing a mine at Elk Creek. Pursuant to the agreement, the Company has granted ThyssenKrupp a non-transferable warrant to acquire 8,569,000 common shares of the Company at an exercise price of C$0.67 per common share, which expires on December 12, 2015.

The fair value of warrants charged to operations were calculated as follows:

Transaction	Risk- free rate	Expected Dividend Yield	Volatility	Expected Life (years)	Fair Value ($)
MRCC Financial Services Advisory Agreement	1.25%	-	107.6%	1.96	$268
MRCC Sponsorship Agreement	1.25%	-	106.2%	2.00	$99
ThyssenKrupp Offtake Agreement	1.25%	-	100.3%	1.00	$1,854

F-14

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

At June 30, 2015 the Company has outstanding exercisable warrants, as follows:

Number	Exercise Price (C$)	Expiry Date
8,569,000	$0.67	December 12, 2015
15,794,756	0.65	November 10, 2016
750,000	0.55	December 4, 2016
250,000	0.60	January 14, 2017
182,910	0.85	February 27, 2017
2,714,000	1.00	February 27, 2017
28,260,666

8.	RELATED PARTY TRANSACTIONS AND BALANCES

On June 17, 2015, the Company entered into a one-year loan in the amount $1,500 with Mark A. Smith, Chief Executive Officer and Executive Chairman of NioCorp. The one-year term loan bears an interest rate of 10%, is secured by the Company’s assets pursuant to a concurrently executed general security agreement, and is subject to both a 2.5% establishment fee and 2.5% prepayment fee. As of June 30, 2015, interest and establishment fees payable to Mr. Smith totaling $43 are included in accounts payable and accrued liabilities in the Consolidated Balance Sheet.

See Note 16 for additional financings entered into with Mr. Smith subsequent to June 30, 2015.

9.	Exploration Expenditures

For the year ended June 30, 2015

Feasibility study and engineering	$5,892
Metallurgical	4,506
Drilling	4,117
Field management	1,112
Geologists and field staff	886
Core handling, sampling and assay	859
Other	679
Total exploration expenditures	$18,051

Exploration expenditures during the year ended June 30, 2015 related to costs incurred to complete an infill drilling program, preparation and filing of an updated Canadian National Instrument 43-101 Mineral Resource Statement, the completion of a Preliminary Economic Assessment and initial costs incurred in connection with a feasibility study, as well as payments required under landowner agreements and general project management costs.

F-15

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	INCOME TAXES

Domestic and foreign components of loss before income taxes for the year ended June 30, 2015 are as follows:

For the year ended June 30, 2015
Canada	$7,365
United States	18,505
Total	$25,870

Major components of our income tax benefit for the year ended June 30, 2015 are as follows:

For the year ended June 30, 2015
Current taxes	$-
Deferred taxes:
Canada	-
United States	(2,755)
Total deferred tax benefit	(2,755)
Total income tax benefit	$(2,755)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

For the year ended June 30, 2015
Loss before income taxes	$25,870
Combined federal and provincial statutory income tax rate	26%
Income tax recovery at statutory tax rates	6,726
Foreign rate differential	2,405
Change in valuation allowance	(5,725)
Other	(651)
Income tax benefit	$2,755

F-16

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

The significant components of deferred taxes are as follows:

As of June 30, 2015
Deferred tax assets
Mineral interest	$5,291
Non-capital losses available for future periods	4,876
Deferred share issuance costs	258
Other	52
Total deferred tax assets	10,477
Valuation allowance	(10,477)
Net deferred tax assets	$-

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that all of the assets will not be realized. The valuation allowance of $10,363 at June 30, 2015 relates mainly to net operating loss carryforwards in Canada and mineral interest due to deferred exploration expenditures in the United States, where the utilization of such attributes is not more likely than not. During the year ended June 30, 2015, the Company recognized $2,755 of deferred tax benefit which was generated during the year to offset existing deferred tax liabilities associated with the acquisition of the Elk Creek mineral interest.

The Company had cumulative net operating losses of $12,453 as of June 30, 2015 for federal income tax purposes and these carryforwards will expire between 2016 and 2034.

Tax attributes are subject to review and potential adjustment by tax authorities.

11.	Fair Value Measurements

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale, measured at fair value, with unrealized gains and losses being recognized in income.

Financial instruments, including receivables, accounts payable and accrued liabilities, and related party loans are carried at amortized cost, which management believes approximates fair value due to the short term nature of these instruments.

F-17

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table presents information about the assets that are measured at fair value on a recurring basis as at June 30, 2015, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates, and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

	June 30,
	2015	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$753	$753	$-	$-
Available for sale securities	46	46	-	-

12.	COMMITMENTS AND CONTINGENCIES

Elk Creek Project

The Company currently has an offtake agreement with ThyssenKrupp Metallurgical Products GmbH (“ThyssenKrupp”) whereby ThyssenKrupp will purchase, at market rates, approximately 3,750 metric tons, or fifty percent (50%), of the Company’s current planned ferroniobium production from the Elk Creek Project for an initial ten-year term, with an option to extend beyond that timeframe. The agreement presupposes the Company obtaining project financing, obtaining all necessary approvals and constructing a mine at the Elk Creek Project. ThyssenKrupp is based in Essen, Germany, and is part of the Business Area Materials Services, a global materials distributor and service provider with 500 branches in 44 countries. The Company appointed ThyssenKrupp as its exclusive sales agent of its production in Europe, with a stated amount to be sold in Germany. Pursuant to the agreement, the Company has granted ThyssenKrupp a non-transferable warrant to acquire 8,569,000 Common Shares of the Company at an exercise price of C$0.67 per Common Share, which expired on December 12, 2015.

On April 28, 2015, the Company announced that it had executed five-year extensions to all of the land agreements covering 100% of mineralized materials at the Elk Creek Project. The agreements are in the form of prepaid options that allow NioCorp the exclusive right to conduct mineral exploration activities on the subject properties over a five-year term. At any time during the five-year term, the Company can exercise an option to purchase the mineral rights and in some cases the surface rights for a price determined in accordance with the terms of the individual agreements. All of the surface and mineral rights in the vicinity of the Elk Creek Project are owned by private entities, and none of the land is owned by federal or state governments.

Other Exploration Properties

The Company held an option to acquire a 100% interest in certain claim units located in the Kenora Mining Division, Ontario, referred to as the Tait Lake property, and had previously written the exploration asset down to $nil. In April 2015, the Company sold the Tait Lake option for a cash payment of $9.

Other

On May 29, 2015, Company announced that corporate headquarters were relocated from Vancouver, BC Canada to Denver, Colorado USA, where its senior management team is based. In connection with this move, the Company accrued $83 as of June 30, 2015 for estimated termination costs.

F-18

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

NioCorp has the following land, office, facility and equipment lease commitments in place as of June 30, 2015:

		Payments due by period
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Operating Leases	$522	$200	$264	$58	$-

13.	SUBSEQUENT EVENTS

On July 1, 2015, the Company entered into a non-revolving credit facility agreement (collectively, with the loan above, the “Smith Loans”) in the amount of $2.0 million with Mark Smith and completed a drawdown of $0.5 million on that day. Each draw on the credit facility made by the Company will be secured and evidenced by a promissory note in favor of Mr. Smith. The credit facility bears an interest rate of 10%, is secured by the Company's assets pursuant to a general security agreement, and is subject to both a 2.5% establishment fee and 2.5% prepayment fee. The amounts outstanding under the credit facility will become due June 17, 2016. An additional $0.1 million was drawn under the credit facility on December 2, 2015. With the receipt of additional funding proceeds from the December Private Placement and Convertible Security, on January 13, 2016, the Company repaid $1,100 of the outstanding Smith Loans, representing 100% of amounts drawn down under the credit facility, plus $500 of the amount due under the one-year loan. Interest and establishment fees payable as of December 31, 2015 were also paid. In June 2016, the due date for both Smith Loans was extended from June 17, 2016 to June 17, 2017.

The Company, through its wholly-owned subsidiary, Northeast Minerals, held exploration rights for the Jungle Well and Laverton projects in Australia (the “Exploration Rights”). On July 2, 2015, the Company entered into an agreement to sell its investment in Northeast Minerals to a third party. Assets of Northeast Minerals included the Explorations Rights, with a nil book value, and 3,750,000 shares of Victory Mines Limited (“Victory”), an Australian public entity. The book value of the Victory shares was written down to $1 at June 30, 2015 to reflect the estimated market value. No other gain or loss is anticipated related to the sale of Northeast Minerals.

The Company completed a non-brokered private placement of unsecured convertible promissory notes (the “Notes”), for gross proceeds of $0.8 million (the “Private Placement”) in October 2015. The Notes bear interest at a rate of 8%, payable quarterly in arrears, are non-transferable and have a term of three years from the date of issue. Principal under the Notes is convertible by lenders at any time into, and payable by the Company in, common shares of the Company at a conversion price of C$0.97 per common share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the Notes will be convertible by lender into, and payable by the Company in, common shares at a price per common share equal to the most recent closing price of the Company’s common shares prior to the delivery to the Company of a request to convert interest, or the due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate. Interest, when due, is payable either in cash or Shares, at the election of the Company.

F-19

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements

June 30, 2015

(expressed in thousands of U.S. dollars, unless otherwise stated)

On December 22, 2015, the Company closed a definitive convertible security funding agreement (the "Lind Agreement") with Lind Asset Management IV, LLC (“Lind”). The Lind Agreement is comprised of a $4,500,000 principal amount 10% secured convertible security (the “Convertible Security”) and 3,125,000 transferable common share purchase warrants (the “Lind Warrants”). The Convertible Security has a term of two years from its date of issuance, and interest is prepaid and added to its principal amount; accordingly, the initial face value of the Convertible Security is $5.4 million, and the yield of the Convertible Security (if held, unconverted, to maturity) will be 10% per annum, or $0.9 million. Each Lind Warrant will entitle the holder to purchase one additional common share (a “Lind Warrant Share”) at a price of C$0.72 on or before December 22, 2018. Through Lind can increase the funding under the Convertible Security by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, the Company will have the right to call an additional $1.0 million under the funding agreement.

The Convertible Security is convertible into common shares of the Company at a conversion price equal to 85% of the volume weighted average trading price of the common shares (in Canadian dollars) for the five consecutive trading days immediately prior to the date on which the Investor provides the Company with notice of its intention to convert an amount of the Convertible Security from time to time. The issuance of the Convertible Security and the Lind Warrants was completed on a non-brokered private placement basis. During the three-month period ended June 30, 2016, $550 of Convertible Debenture were converted by the holder, resulting in the issuance of 1,008,512 shares.

On January 19, 2016, the Company closed a private placement and issued 9,074,835 units (each a “Unit”) at a price of C$0.57 per Unit, resulting in total gross proceeds of $3.6 million. Each Unit consisted of one common share of the Company and one transferable common share purchase warrant (a “Private Placement Warrant”). Each Private Placement Warrant is exercisable to acquire one additional common share of the Company for a period of three years at a price of C$0.75 per common share. In addition, the Company issued 75,450 broker warrants at closing, under the same terms as a Warrant. The fair value of the broker warrants of $15 was estimated based on the Black-Scholes pricing model using a risk free interest rate of 0.75%, an expected dividend yield of 0%, a volatility of 100.13%, and an expected life of 3.0 years.

On July 6, 2016, the Company announced the completion of a warrant exercise program resulting in gross proceeds of C$4.6 million. A total of approximately 7.4 million C$0.65 share purchase warrants expiring November 10, 2016 were exercised during the incentive period, representing about 50% of all C$0.65 Warrants outstanding and nearly 70% of warrant holders eligible to participate. Each holder who exercised one warrant during the program received 1.11029 Common Shares, representing one warrant share and 0.11029 of a Common Share, as the incentive portion. A total of 8,210,394 common shares were issued under the program, which was previously approved by our shareholders on May 17, 2016.

F-20

NioCorp Developments Ltd.

Consolidated Interim Financial Statements

For the nine months ended

March 31, 2016

NioCorp Developments Ltd.

Consolidated Balance Sheets (unaudited)

(expressed in thousands of U.S. dollars, except share data)

		As of
	Note	March 31, 2016	June 30, 2015
ASSETS
Current
Cash		$2,147	$753
Receivables		5	14
Prepaid expenses		141	58
Total current assets		2,293	825
Non-current
Deposits		65	67
Available for sale securities at fair value		30	46
Equipment		17	20
Mineral interests	5	10,617	10,617
Total assets		$13,022	$11,575
LIABILITIES
Current
Accounts payable and accrued liabilities		$426	$4,440
Related party loan		1,027	1,500
Flow-through tax liability	6	600	624
Total current liabilities		2,053	6,564
Convertible debt	7	6,716	-
Derivative liability, convertible debt	7	412	-
Total liabilities		9,181	6,564
Commitments
SHAREHOLDERS' EQUITY
Common stock, unlimited shares authorized; shares outstanding: 170,295,687 at March 31, 2016 and 156,420, 334 at June 30, 2015		53,345	47,617
Additional paid-in capital		8,441	7,250
Accumulated deficit		(56,867)	(48,814)
Accumulated other comprehensive loss		(1,078)	(1,042)
Total shareholder equity		3,841	5,011
Total liabilities and equity		$13,022	$11,575

The accompanying notes are an integral part of these interim consolidated financial statements

F-22

NioCorp Developments Ltd.

Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(expressed in thousands of U.S. dollars, except share and per share data)

		For the nine months ended March 31,
	Note	2016	2015
Operating expenses
Consulting		$158	$4
Depreciation		7	7
Employee related costs		808	564
Fair value of warrants expense		620	2,220
Finance costs		240	-
Professional fees		273	213
Exploration expenditures		2,962	12,693
Other operating expenses		734	825
Share-based compensation		643	2,477
Total operating expenses		6,445	19,003
Change in financial instrument fair value	7	1,881	-
Foreign exchange (gain) loss		(489)	277
Interest expense		203	-
Interest income		-	(6)
Loss on available for sale securities		13	3
Loss before income taxes		8,053	19,277
Income tax benefit		-	(2,755)
Net loss		$8,053	$16,522

Other comprehensive loss:
Net loss		$8,053	$16,522
Other comprehensive loss:
Reporting currency translation		36	654
Total comprehensive loss		$8,089	$17,176

Loss per common share, basic and diluted		$0.05	$0.12
Weighted average common shares outstanding		167,605,398	136,045,244

The accompanying notes are an integral part of these interim consolidated financial statements

F-23

NioCorp Developments Ltd.

Consolidated Statement of Cash Flows (unaudited)

(expressed in thousands of U.S. dollars)

	For the nine months ended March 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Total loss for the period	$(8,053)	$(16,522)
Adjustments for:
Depreciation	7	7
Change in financial instrument fair value	1,881	-
Fair value of warrants expense	620	2,220
Unrealized loss on available-for-sale investments	13	3
Accretion of convertible debt	57	-
Deferred taxes	-	(2,755)
Foreign exchange (gain) loss	(236)	253
Share-based compensation	643	2,477
	(5,068)	(14,317)
Change in non-cash working capital items:
Receivables	8	9
Prepaid expenses	147	(32)
Accounts payable and accrued liabilities	(4,155)	1,277
Net cash used in operating activities	(9,068)	(13,063)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits	-	1
Acquisition of equipment	(4)	(22)
Net cash used in investing activities	(4)	(21)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	5,773	12,521
Share issue costs	(95)	(703)
Issuance of convertible debt, net of issuance costs	5,060	-
Related party debt draws	600	-
Related party debt repayment	(1,100)	-
Net cash provided by financing activities	10,238	11,818
Exchange rate effect on cash	228	414
Change in cash during the period	1,394	(852)
Cash, beginning of period	753	2,808
Cash, end of period	$2,147	$1,956

Supplemental cash flow information:
Amounts paid for interest	$128	$-
Amounts paid for income taxes	$-	$-

The accompanying notes are an integral part of these interim consolidated financial statements

F-24

NioCorp Developments Ltd.

Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in thousands of U.S. dollars, except share data)

	Common Shares Outstanding	Common Stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total
Balance, July 1, 2014	122,884,716	$33,667	$2,933	$(25,699)	$(83)	$10,818

Private placement - November 2014	19,245,813	8,846	-	-	-	8,846
Private placement - March 2015	2,914,000	1,722	-	-	-	1,722
Issue costs	-	(708)	187	-	-	(521)
Exercise of warrants	5,125,805	2,368	-	-	-	2,368
Exercise of options	6,250,000	1,042	-	-	-	1,042
Fair value of stock options exercised	-	680	(680)	-	-	-
Fair value of warrants granted to ThyssenKrupp	-	-	1,854	-	-	1,854
Fair value of warrants for financial services agreement	-	-	268	-	-	268
Fair value of warrants for sponsorship agreement	-	-	99	-	-	99
Share-based payments	-	-	2,589	-	-	2,589
Reporting currency presentation	-	-	-	-	(959)	(959)
Loss for the year	-	-	-	(23,115)	-	(23,115)
Balance, June 30, 2015	156,420,334	$47,617	$7,250	$(48,814)	$(1,042)	$5,011

Exercise of warrants	3,885,518	1,868	-	-	-	1,868
Exercise of options	915,000	155	-	-	-	155
Fair value of broker warrants granted	-	-	14	-	-	14
Fair value of Lind Warrants granted	-	-	620	-	-	620
Private placement shares issued	9,074,835	3,750	-	-	-	3,750
Share issuance costs	-	(131)	-	-	-	(131)
Fair value of stock options exercised	-	86	(86)	-	-	-
Share-based payments	-	-	643	-	-	643
Reporting currency presentation	-	-	-	-	(36)	(36)
Loss for the year	-	-	-	(8,053)	-	(8,053)
Balance, March 31, 2016	170,295,687	$53,345	$8,441	$(56,867)	$(1,078)	$3,841

The accompanying notes are an integral part of these interim consolidated financial statements

F-25

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

NioCorp Developments Ltd. (the “Company”) was incorporated on February 27, 1987 under the laws of the Province of British Columbia and currently operates in one reportable operating segment consisting of exploration and development of mineral deposits in North America, specifically, the Elk Creek Niobium/Scandium/Titanium property (the “Elk Creek Project”) located in Southeastern Nebraska.

These consolidated interim financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

The Company currently earns no operating revenues and will require additional capital in order to advance the Elk Creek Project. The Company’s ability to continue as a going concern is uncertain and is dependent upon the generation of profits from mineral properties, obtaining additional financing and maintaining continued support from its shareholders and creditors.

2.	BASIS OF PREPARATION

a)	Basis of Preparation and Consolidation

These consolidated interim financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”). Certain transactions include reference to Canadian dollars (“C$”) where applicable. The accounting policies followed in preparing these consolidated interim financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended June 30, 2015.

These consolidated interim financial statements include the accounts of the Company and the subsidiaries listed in the following table. All intercompany transactions and balances have been eliminated.

	Country of incorporation	Ownership at March 31, 2015
0896800 BC Ltd.	Canada	100%
Elk Creek Resources Corp.	USA	100%
Silver Mountain Mines Corp.	USA	100%
Northeast Minerals PTY Ltd.	Australia	100%

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2016 and for all periods presented, have been included in these consolidated interim financial statements. The interim results are not necessarily indicative of results for the full year ending June 30, 2016, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

F-26

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

b)	Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the deferred income tax asset valuations and share-based compensation. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Exploration Stage Enterprise

The Company is in the exploration stage of operation and devotes substantially all of its efforts to acquiring and exploring mining interests that management believes should eventually provide sufficient net profits to sustain the Company’s existence. Until such interests are engaged in commercial production, the Company will continue to seek additional funding to support the completion of its exploration and development activities. The Company’s activities are subject to significant risks and uncertainties, including its ability to secure sufficient funding to continue operations, to obtain proven and probable reserves, to comply with industry regulations and obtain permits necessary for development of the Elk Creek Project, as well as environmental risks and market conditions.

b)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, cash in banks, investments in certificates of deposit with original maturities of 90 days or less, and money market funds.

c)	Foreign Currency Translation

Functional and reporting currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company is the Canadian Dollar. Effective July 1, 2015, the Corporation changed the functional currency for Elk Creek Resources Corp., a wholly-owned subsidiary, from the Canadian Dollar to the U.S. Dollar. This change was made as a greater percentage of expenditures for technical and administrative services, and raised financings are denominated in U.S. Dollars. No other entities in the Group were affected by this change in functional currency. This change in judgment has been accounted for prospectively in accordance with ASC 830.

The reporting currency for these consolidated financial statements is U.S. Dollars.

Transactions in foreign currency

Transactions made in a currency other than Canadian Dollars are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign currency gains and losses arising from translation are included in profit or loss.

F-27

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

Translation to reporting currency

The results and financial position of entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting date.
•	Income and expenses for each statement of income are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.
•	All resulting exchange differences are recognized in other comprehensive income.

d)	Available for Sale Securities

Available for sale securities are recorded at fair value through the statement of operations pursuant to the fair value option permitted by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Financial Instruments.

e)	Equipment

Equipment is stated at cost less accumulated depreciation. The residual value, useful life and depreciation method are evaluated every reporting period and changes to the residual value, estimated useful life or depreciation method resulting from such review are accounted for prospectively. Depreciation is provided for using the straight line basis at the following rates per annum:

Computer equipment	three years
Furniture and equipment	five years

f)	Mineral Properties

Mineral property acquisition costs, including indirectly related acquisition costs, are capitalized when incurred. Acquisition costs include cash consideration and the fair market value of common shares issued as consideration. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are capitalized as mineral property acquisition costs at such time as the payments are made. Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves under SEC Industry Guide 7, development costs related to such reserves and incurred after such determination will be considered for capitalization. The establishment of proven and probable reserves is based on results of feasibility studies, which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure. Capitalized amounts relating to a property that is abandoned or otherwise considered uneconomic for the foreseeable future are written off.

g)	Long Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

F-28

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

h)	Financial Instruments

The Company’s financial instruments consist of cash, receivables, available for sale securities, accounts payable and accrued liabilities, and the related party loan. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these instruments approximate their carrying value unless otherwise noted.

i)	Concentration of Credit Risk

The financial instrument which potentially subjects the Company to credit risk is cash and cash equivalents, The Company holds invests or maintains available cash primarily in two commercial banks located in Vancouver, British Columbia and Santa Clara, California. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions.

j)	Asset Retirement Obligation

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The estimated costs associated with environmental remediation obligations are accrued in the period in which the liability is incurred if it is reasonably estimatable or known. Until such time that a project life is established, the Company records the corresponding cost as an exploration stage expense.

Future reclamation and environmental-related expenditures are difficult to estimate in many circumstances due to the early stage nature of the exploration project, the uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology. The Company periodically reviews accrued liabilities for such reclamation and remediation costs as evidence indicating that the liabilities have potentially changed becomes available. Changes in estimates are reflected in the consolidated statement of operations in the period an estimate is revised.

k)	Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25, “Income Taxes – Recognition”. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset. For the nine months ended March 31, 2015, the Company recognized $2,755 of deferred tax benefit which was generated during the year to offset existing deferred tax liabilities associated with the acquisition of the Elk Creek mineral interest. As of June 30, 2015, all deferred taxes asset had a full valuation allowance against them.

l)	Basic and Diluted Per Share Disclosure

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities. Potentially dilutive shares, such as stock options and warrants, are excluded from the calculation when their inclusion would be anti-dilutive, such as when the exercise price of the instrument exceeds the fair market value of the Company’s common stock and when a net loss is reported. The dilutive effect of convertible debt securities is reflected in the diluted earnings (loss) per share calculation using the if-converted method. Conversion of the debt securities is not assumed for purposes of calculating diluted earnings (loss) per share if the effect is anti-dilutive.

F-29

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

m)	Stock Based Compensation

The Company grants stock options to directors, officers, and employees. Option terms and vesting conditions are at the discretion of the Board of Directors. The option exercise price is equal to the closing market price on the Toronto Stock Exchange on the Toronto Stock Exchange on the day preceding the date of grant.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company estimates forfeitures of stock-based awards based on historical data and periodically adjusts the forfeiture rate. The adjustment of the forfeiture rate is recorded as a cumulative adjustment in the period the forfeiture estimate is changed.

n)	Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards did not or will not have a material impact on the Company’s consolidated financial statements upon adoption.

In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-02, Leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease have not significantly changed from the previous GAAP. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within such fiscal year, with early adoption permitted. The Company is currently assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

In November 2015, the FASB issued ASU 2015-17 which simplifies income tax accounting. The update requires that all deferred tax assets and liabilities be classified as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, and early adoption is permitted. The Company elected to early adopt this standard as of July 1, 2014.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This update simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The update is effective in fiscal years, including interim periods, beginning after December 15, 2015, and early adoption is permitted. The Company elected to early adopt this standard effective July 1, 2014.

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. The ASU clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. The ASU is effective for fiscal years and interim periods beginning after December 15, 2015. The Company is currently assessing the impact, if any, of implementing this guidance on its consolidated financial position, results of operations and liquidity.

F-30

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The new standard requires management of public and private companies to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The new standard is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Adoption of the new guidance is not expected to have a material impact on the financial statement presentation of the Company.

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which is effective for financial statements issued for interim and annual periods beginning on or after December 15, 2015. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and should not be reflected in the estimate of the grant-date fair value of the award. Adoption of the new guidance is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

4.	GOING CONCERN ISSUES

The Company incurred a loss of $8,053 for the nine months ended March 31, 2016 (2015 - $16,522), and has an accumulated deficit of $56,867 as of March 31, 2016. These factors indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern.

The Company’s ability to continue operations and fund its expenditures is dependent on Management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

5.	MINERAL INTERESTS

During the year ended June 30, 2011, the Company completed the acquisition of the Elk Creek property located in Southern Nebraska through the issuance of Company shares with a total acquisition price of C$13,246.

The property interests of Elk Creek consist of a number of prepaid five-year mineral exploration lease agreements, and include a pre-determined buyout for permanent ownership of the mineral rights. Terms of the agreements require no further significant payments until the conclusion of the prepaid lease, at which time the Company may negotiate lease extensions or elect to buyout the mineral rights. Certain agreements also contain provisions to purchase surface rights, and several contain provisions whereby the landowners would retain a 2% NSR. During the year ended June 30, 2015, the Company executed 5-year extensions to all landholder agreements covering 100% of the mineralized materials at the Elk Creek Project.

F-31

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

6.	FLOW THROUGH LIABILITIES

The Company issued 8,337,000 common shares to Canadian investors on a flow-through basis for gross proceeds of C$2,501 in November 2010. The Company recorded an initial flow-through premium liability of C$417 based on the premium on the flow-through shares issued. The Company completed its required flow through tax filings with the Canada Revenue Agency during the year ended June 30, 2014, and reduced the remaining liability to $nil by recording C$245 as other income for the year then ended.

Pursuant to the flow-through share issuance above, the Company was required to incur eligible flow-through expenditures up to November 2011. The Company was short by approximately C$1,470 in meeting this requirement. Under the subscription agreement with the Canadian investors, the Company has an obligation to indemnify the subscriber for any taxes that may arise from the Company failing to meet the flow-through expenditure requirements. As a result, the Company has estimated the indemnification liability as of March 31, 2016 to be $600 (or C$779) based on guidance in ASC 450. The change in liability balance during the nine months ended March 31, 2016 reflects the foreign reporting currency exchange impacts on the Canadian dollar denominated liability.

The Company will process any claims received through April 30, 2016 against this accrual, after which the remaining balance will be credited in the statement of operations. All claims after May 1, 2016 will be evaluated through the statute of limitations of the Canada Revenue Agency and expensed as incurred.

7.	CONVERTIBLE DEBT

	March 31, 2016	June 30, 2015
Convertible Notes	$451	$-
Convertible Security	6,265	-
	$6,716	$-

Convertible Notes

The Company completed a non-brokered private placement of unsecured convertible promissory notes (the “Notes”), for gross proceeds of $0.8 million (the “Private Placement”) in October 2015. The Notes bear interest at a rate of 8%, payable quarterly in arrears, are non-transferable and have a term of three years from the date of issue. Principal under the Notes is convertible by lenders at any time into, and payable by the Company in, common shares of the Company at a conversion price of C$0.97 per common share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the Notes will be convertible by lender into, and payable by the Company in, common shares at a price per common share equal to the most recent closing price of the Company’s common shares prior to the delivery to the Company of a request to convert interest, or the due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate. Interest, when due, is payable either in cash or Shares, at the election of the Company.

F-32

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

The conversion feature of the debentures meets the definition of a derivative liability instrument because the conversion feature is denominated in a currency other than the Company’s functional currency and the conversion rate is variable and therefore does not meet the “fixed-for-fixed” criteria outlined in ASC 815-40-15. As a result, the conversion feature of the debentures is required to be recorded as a derivative liability recorded at fair value and marked-to-market each period with the changes in fair value each period being charged or credited to income.

The following table discloses the Canadian dollar and U.S. dollar values associated with this transaction on the closing date:

Convertible Notes
Face value of Notes on closing	$800
Less:
Transaction costs	(47)
Conversion component	(360)
Convertible notes, opening balance	$393

The Company incurred transaction costs of $47, which have been added to the carrying amount of the financial liability and are amortized as part of the effective interest rate.

Changes in the Notes balance are comprised of the following:

Convertible Notes
Notes, balance on closing	$393

Accreted interest, net of interest paid	58
Balance, March 31, 2016	$451

The changes in the derivative liability related to the conversion feature are as follows:

Derivative Liability
Opening balance	$360

Change in fair value of derivative liability	52
Balance, March 31, 2016	$412

Lind Partners Convertible Security Funding

On December 22, 2015, the Company closed a definitive convertible security funding agreement (the "Lind Agreement") with Lind Asset Management IV, LLC (“Lind”). The Lind Agreement is comprised of a $4.5 million principal amount, 10% secured convertible security (the “Convertible Security”) and 3,125,000 transferable common share purchase warrants (the “Lind Warrants”). The Convertible Security has a term of two years from its date of issuance, and interest is prepaid and added to its principal amount; accordingly, the initial face value of the Convertible Security is $5.4 million, and the yield of the Convertible Security (if held, unconverted, to maturity) will be 10% per annum, or $0.9 million. Each Lind Warrant will entitle the holder to purchase one additional common share (a “Lind Warrant Share”) at a price of C$0.72 on or before December 22, 2018. Lind can increase the funding under the Convertible Security by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, the Company will have the right to call an additional $1.0 million under the funding agreement.

F-33

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

The Convertible Security is convertible into common shares of the Company at a conversion price equal to 85% of the volume weighted average trading price of the common shares (in Canadian dollars) for the five consecutive trading days immediately prior to the date on which the Investor provides the Company with notice of its intention to convert an amount of the Convertible Security from time to time. The issuance of the Convertible Security and the Lind Warrants was completed on a non-brokered private placement basis.

The Company has elected to account for the Convertible Security at fair value. Transaction costs of $214, including a 3% closing fee paid to Lind $135, were expensed at closing. In addition, the Company expensed $620 related to fair value of the Lind Warrants at closing. The fair value of the Lind Warrants was estimated based on the Black Scholes pricing model using a risk free interest rate of 1.30%, an expected dividend yield of 0%, a volatility of 86.58%, and an expected life of 3.0 years.

Changes in the Convertible Security balance are comprised of the following:

Convertible Security
Opening balance	$4,500
Amount allocated to warrant	(620)
Change in fair market value	2,385
Balance, March 31, 2016	$6,265

The Convertible Security contains financial and non-financial covenants customary for a facility of this size and nature, and includes a financial covenant defining an event of default as all present and future liabilities of the Company or any of its subsidiaries, exclusive of related party loans, for an amount or amounts exceeding $2.0 million, and which have not been satisfied on time or within 90 days of invoice, or have become prematurely payable as a result of its default or breach. This covenant became effective after February 1, 2016 and the Company was in compliance as of March 31, 2016.

8.	COMMON STOCK

a)	Issuances

Nine month ended March 31, 2016 Issuances

On January 19, 2016, the Company closed a private placement and issued 9,074,835 units (each a “Unit”) at a price of C$0.57 per Unit, resulting in total gross proceeds of $3,750. Each Unit consisted of one common share of the Company and one transferable common share purchase warrant (a “Private Placement Warrant”). Each Private Placement Warrant is exercisable to acquire one additional common share of the Company for a period of three years at a price of C$0.75 per common share. In addition, the Company issued 75,450 broker warrants at closing, under the same terms as a Private Placement Warrant. The fair value of the broker warrants of $15 was estimated based on the Black-Scholes pricing model using a risk free interest rate of 0.75%, an expected dividend yield of 0%, a volatility of 100.13%, and an expected life of 3.0 years.

F-34

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

Nine month ended March 31, 2015 Issuances

In February 2015 the Company announced it had closed a partially brokered and partially non-brokered private placement of 2,914,000 special warrants (“2015 Warrants”) at an issue price of C$0.75 to raise aggregate gross proceeds of $1,722. Each 2015 Warrant is exchangeable at any time after the closing date of the offering into one unit of the Company; each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of C$1.00 per share until February 27, 2017. The Company filed a prospectus and obtained the required receipt for that prospectus on March 23, 2015 and qualified the distribution of 2,914,000 2015 Warrants which were deemed exercised on March 30, 2015.

The agent, Mackie Research Capital Corporation ("MRCC") received a cash commission equal to 6.5% of the gross proceeds of the brokered portion of the offering being $112 and 182,910 compensation warrants. The broker warrants are exercisable into common shares at a price C$0.85 per share until February 27, 2017. The fair value of the agent warrants of $79 was estimated based on the Black-Scholes pricing model using a risk free interest rate of 1.25%, an expected dividend yield of 0%, a volatility of 100.95%, and an expected life of 2.0 years. Total cash issue costs including agents' commission, legal and filing fees were $230.

In November 2014 the Company announced it had closed a partially brokered and partially non-brokered private placement of 19,245,813 special warrants (“2014 Special Warrants”) at an issue price of C$0.55 to raise aggregate gross proceeds of $8,846. Each 2014 Special Warrant is exchangeable at any time after the closing date of the offering into one unit of the Company; each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of C$0.65 per share until November 10, 2016. The Company filed a prospectus and obtained the required receipt for that prospectus on January 14, 2015 and qualified the distribution of 19,245,813 2014 Special Warrants which were deemed exercised on January 19, 2015.

The agent, MRCC received a cash commission equal to 6.5% of the gross proceeds of the brokered portion of the offering and 205,304 non-transferable compensation units. The broker warrants are exercisable into units having the same terms as the units issued under the Offering. Each unit entitles the agent to purchase a unit at a price of C$0.55 each. Each unit consists of one common share and one warrant exercisable at a price of C$0.65 per share until November 10, 2016. The fair value of the agent warrants of $108 was estimated based on the Black Scholes pricing model using a risk free interest rate of 1.25%, an expected dividend yield of 0%, a volatility of 108.9%, and an expected life of 2.0 years. Total cash issue costs including agents' commission, legal and filing fees was $300.

b)	Stock Options

The Company has a rolling stock option plan (the “Plan”) whereby the Company may grant stock options to executive officers and directors, employees, and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value on the date of grant. The Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of grant with each stock option having a maximum term of five years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance, June 30, 2015	8,105,000	0.69
Granted	5,875,000	0.62
Exercised	(915,000)	0.23
Cancelled/expired	(500,000)	0.69
Balance, March 31, 2016	12,565,000	$0.69
Number of options currently exercisable	6,740,000	$0.75

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NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes the information and assumptions used to determine option costs:

	Nine months ended March 31,
	2016	2015
Fair value per option granted during the period (C$)	$0.30	$0.42
Risk-free interest rate	0.75%	1.25%
Expected dividend yield	0%	0%
Expected stock price volatility (historical basis)	98.2%	105.6%
Expected option life in years	2.15	2.15

The following table summarizes information about stock options outstanding at March 31, 2016:

Exercise price (C$)	Expiry date	Number outstanding	Aggregate Intrinsic Value (C$000s)	Number exercisable	Aggregate Intrinsic Value (C$000s)

$0.50	May 9, 2017	370,000	163	370,000	163
$0.62	January 19, 2021	5,575,000	1,784	-	-
$0.65	May 20, 2017	50,000	15	50,000	15
$0.65	July 28, 2017	1,750,000	508	1,750,000	508
$0.76	September 2, 2017	500,000	90	500,000	90
$0.80	December 22, 2017	3,820,000	535	3,820,000	535
$0.94	April 28, 2018	500,000	-	250,000	-
Balance March 31, 2016		12,565,000	$3,095	6,740,000	$1,311

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.94 as of March 31, 2016, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2016 was 6,490,000. The total intrinsic value of options exercised during the nine months ended March 31, 2016 was $252.

As of March 31, 2016, there was $943 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted average period of approximately 4 years.

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NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

c)	Warrants

Warrant transactions are summarized as follows:

	Warrants	Weighted avg exercise price (C$)
Balance, June 30, 2015	28,260,666	$0.73
Granted:
Lind Warrants	3,125,000	0.72
December Private Placement	9,074,835	0.75
Broker warrants - December Private Placement	75,450	0.75
Advisory Warrants*	750,000	0.65
Sponsorship warrants**	250,000	0.65
Exercised	(3,885,518)	0.64
Expired	(7,068,500)	0.67
Balance March 31, 2016	30,581,933	$0.72

*	Pursuant to a financial services advisory agreement with Mackie Research Capital Corporation (“MRCC”) the Company issued 500,000 advisory warrants on December 4, 2014 and 250,000 advisory warrants on January 14, 2015. Each advisory warrant entitled MRCC to purchase a unit of the Company at a price of $0.55 each, on or before December 4, 2016. Each such unit consisted of one Common Share and one warrant exercisable at a price of $0.65 per share until December 4, 2016. These units were exercised during the three-month period ended March 31, 2016, resulting in the granting of these additional 750,000 warrants.
**	Pursuant to a sponsorship agreement between MRCC and the Company in connection with the Company's graduation to the Toronto Stock Exchange, the Company issued 250,000 sponsorship warrants on January 14, 2015, entitling MRCC to purchase units of the Company at $0.60 per unit until January 14, 2017. Each such unit consisted of one Common Share and one warrant exercisable at $0.65 per share until January 14, 2017. These units were exercised during the three-month period ended March 31, 2016, resulting in the granting of these additional 250,000 warrants.

At March 31, 2016 the Company has outstanding exercisable warrants, as follows:

Number	Exercise Price (C$)	Expiry Date
15,409,738	$0.65	November 10, 2016
182,910	0.85	February 27, 2017
2,714,000	1.00	February 27, 2017
3,125,000	0.72	December 22, 2018
9,150,285	0.75	January 19, 2019
30,581,933

9.	RELATED PARTY TRANSACTIONS AND BALANCES

On June 17, 2015, the Company entered into a one-year loan in the amount of $1,500 with Mark A. Smith, Chief Executive Officer and Executive Chairman of NioCorp. The one-year term loan bears an interest rate of 10%, is secured by the Company’s assets pursuant to a concurrently executed general security agreement, and is subject to both a 2.5% establishment fee and 2.5% prepayment fee.

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NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

On July 1, 2015, the Company entered into a non-revolving credit facility agreement (collectively, with the loan above, the “Smith Loans”) in the amount of $2,000 with Mark Smith and completed a drawdown of $500 on that day, and an additional $100 was drawn under the credit facility on December 2, 2015. Each draw on the credit facility made by the Company will be secured and evidenced by a promissory note in favor of Mr. Smith. The credit facility bears an interest rate of 10%, is secured by the Company's assets pursuant to a general security agreement, and is subject to both a 2.5% establishment fee and 2.5% prepayment fee.

With the receipt of additional funding proceeds from the December Private Placement and Convertible Security, on January 13, 2016, the Company repaid $1,100 of the outstanding Smith Loans, representing 100% of amounts drawn down under the credit facility, plus $500 of the amount due under the one-year loan. Interest and establishment fees payable as of December 31, 2015 were also paid. As of March 31, 2016, the related part loan balance included interest payable to Mr. Smith of $27.

Effective June 16 2016, the Company and Mr. Smith agreed to extend the due date for the remaining loan amount of $1,000 until June 16, 2017.

10.	Exploration Expenditures

	Nine months ended March 31,
	2016	2015

Feasibility study and engineering	$1,878	$3,794
Field management and other	545	894
Drilling	197	2,390
Metallurgical	178	4,389
Land-related payments	123	404
Geologists and field staff	41	822
Total	$2,962	$12,693

Additions to exploration and evaluation assets during the nine-month period ended March 31, 2016 related to ongoing costs incurred in connection with a feasibility study, as well as land-related payments and general project management costs.

11.	Fair Value Measurements

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized in income.

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NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

Financial instruments, including receivables, accounts payable and accrued liabilities, and related party loans are carried at amortized cost, which management believes approximates fair value due to the short term nature of these instruments.

The following table presents information about the assets and liabilities that are measured at fair value on a recurring basis as at March 31, 2016 and June 30, 2015, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical instruments. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates, and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the financial instrument, and included situations where there is little, if any, market activity for the instrument:

	March 31,
	2016	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$2,147	$2,147	$-	$-
Available for sale securities	30	30	-	-
Total	$2,177	$2,177	$-	$-
Liabilities:
Convertible debt	$6,265			$6,265
Derivative liability, convertible debt	412			412
	$6,677	$-	$-	$6,677

	June 30,
	2015	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$753	$753	$-	$-
Available for sale securities	46	46	-	-
Total	$799	$799	$-	$-

The following table sets forth a reconciliation of changes in the fair value of the Company's convertible debt components classified as Level 3 in the fair value hierarchy:

	March 31,	June 30,
	2016	2015
Beginning balance	$-	$-
Convertible securities closings	4,860	-
Realized and unrealized losses	1,817	-
Ending balance	$6,677	$-

The Company measures the fair market value of the Level 3 components using the Black-Scholes model and discounted cash flows, as appropriate. These models take into account management's best estimate of the conversion price of the stock, an estimate of the expected time to conversion, the current price of the underlying stock, an estimate of the stock's volatility, and the risk-free rate of return expected for an instrument with a term equal to the duration of the convertible debt.

F-39

NioCorp Developments Ltd.

Notes to Consolidated Financial Statements (unaudited)

March 31, 2016

(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	COMMITMENTS AND CONTINGENCIES

Other Exploration Properties

The Company held an option to acquire a 100% interest in certain claim units located in the Kenora Mining Division, Ontario, referred to as the Tait Lake property, and had previously written the exploration asset down to $nil. In April 2015, the Company sold the Tait Lake option for a cash payment of $9.

The Company, through its wholly-owned subsidiary, Northeast Minerals, held exploration rights for the Jungle Well and Laverton projects in Australia (the “Exploration Rights”). On July 2, 2015, the Company entered into an agreement to sell its investment in Northeast Minerals to a third party. Assets of Northeast Minerals included the Explorations Rights, with a nil book value, and 3,750,000 shares of Victory Mines Limited (“Victory”), an Australian public entity. The book value of the Victory shares was written down to $1 at June 30, 2015 to reflect the estimated market value. No other gain or loss was incurred related to the sale of Northeast Minerals.

NioCorp has the following land, office, facility and equipment lease commitments in place as of March 31, 2016:

		Payments due by period
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years

Debt	$7,400	$1,104	$6,296	$-	$-
Operating leases	468	249	165	54	-
Total contractual obligations	$7,868	$1,353	$6,461	$54	$-

13.	SUBSEQUENT EVENTS

On July 6, 2016, the Company announced the completion of a warrant exercise program resulting in gross proceeds of C$4,800. A total of approximately 7.4 million C$0.65 share purchase warrants expiring November 10, 2016 were exercised during the incentive period, representing about 47.6% of all C$0.65 Warrants outstanding and 66% of warrant holders eligible to participate. Each holder who exercised one warrant during the program received 1.11029 Common Shares, representing one warrant share and 0.11029 of a Common Share, as the incentive portion. A total of 8,210,394 common shares were issued under the program, which was previously approved by our shareholders on May 17, 2016.

During the three-month period ended June 30, 2016, $550 of Convertible Debentures were converted by the holder, resulting in the issuance of 1,008,512 shares.

F-40

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table lists the costs and expenses payable by the Company in connection with the offering of securities covered by this prospectus, other than any sales commissions or discounts. All amounts shown are estimates except for the SEC registration fee, and all of the fees and expenses will be borne by the Company.

	Amount
Securities and Exchange Commission registration fee	$725.75
Legal fees and expenses	30,000	*
Accounting fees and expenses	30,000	*
Printing and engraving expenses	Nil
Travel and miscellaneous expenses	1,000	*
Total	$62,000	*

*Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporate laws of British Columbia allow us, and our corporate articles require us (subject to the provisions of the BCBCA noted below), to indemnify our Directors, former Directors, alternate Directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding if the eligible party has not been reimbursed for those expenses and is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding. Each Director and alternate Director is deemed to have contracted with the Company on the terms of the indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party”, in relation to the Company, means an individual who

(1)	is or was a Director or officer of the Company,

(2)	is or was a director or officer of another corporation

(i)	at a time when the corporation is or was an affiliate of the Company, or

(ii)	at the request of the Company, or

(3)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and certain other cases, the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

II-1

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1)	indemnify the eligible party under section 160 (a) in respect of the proceeding; or

(2)	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1)	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2)	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3)	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4)	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5)	make any other order the court considers appropriate.

II-2

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In the last three fiscal years, the Company completed the following financings on an unregistered basis outside the United States pursuant to the exclusion from registration provided under Rule 903 of Regulation S and inside the United States pursuant to the exemptions from registration provided by Rule 506 of Regulation D and Section 4(a)(2), in each case in reliance upon the representations received from the purchasers of the securities.

During the three years preceding the date hereof, NioCorp has granted an aggregate total 15,880,000 incentive stock options and issued 45,597,616 share purchase warrants. During the three years preceding the date hereof, NioCorp option holders have exercised an aggregate total of 9,305,000 incentive stock options and 20,175,748 share purchase warrants.

On December 24, 2013 the Company announced the second and final tranche of its brokered private placement announced September 23, 2013 for gross proceeds of $1,653,542 through the sale of 11,023,612 Common Shares.

On March 20, 2014 NioCorp announced the closing of the second and final tranche of a private placement of 18,860,668 Common Shares at a price of C$0.20 per Common Share for gross proceeds of C$3,772,133. Proceeds of the placement were used to advance the Elk Creek Property and for general working capital.

On November 10, 2014 the Company closed a partially brokered and partially non-brokered private placement of 19,245,813 special warrants (“2014 Special Warrants”) at an issue price of C$0.55 per 2014 Special Warrant to raise aggregate gross proceeds of C$10,585,197 (the “2014 Offering”). The brokered portion of the 2014 Offering was completed using Mackie Research Capital Corporation (“MRCC”), and each 2014 Special Warrant was exchangeable for no additional consideration into one unit of the Company (a “2014 Unit”). Each 2014 Unit consisted of one Common Share and one Common Share purchase warrant (a “2014 Warrant”). Each 2014 Warrant entitles the holder to acquire one Common Share at a price of C$0.65 until November 10, 2016. MRCC received C$112,917.59 and 205,304 options to acquire 2014 Units in consideration of its services in connection with the 2014 Offering. On January 15, 2015 the Company announced it had filed and obtained a receipt from the British Columbia Securities Commission for a final short form prospectus dated January 14, 2015. The receipt also evidences that the Ontario Securities Commission has received the filing, as well as regulators in Alberta and New Brunswick under the Multilateral Instrument 11-102 Passport System. That prospectus qualified the distribution of 19,245,813 2014 Units underlying the 2014 Special Warrants pursuant to the terms thereof, which were deemed to be issued on January 19, 2015. Proceeds of the Special Warrant private placement were to be used to advance the Elk Creek Property and for general working capital.

Pursuant to a financial services advisory agreement with MRCC, the Company issued 500,000 advisory warrants on December 4, 2014 and 250,000 advisory warrants on January 14, 2015 (the “Advisory Warrants”). Each Advisory Warrant entitled MRCC to purchase a unit of the Company at a price of C$0.55 each, on or before December 4, 2016 (each an “Advisory Unit”). Each Advisory Unit consisted of one Common Share and one warrant exercisable at a price of C$0.65 per share until December 4, 2016. These Advisory Warrants were exercised during the three-month period ended March 31, 2016, resulting in gross proceeds to the Company of C$412,500, the issuance of 750,000 Common Shares and granting of an additional 750,000 warrants comprised in the Advisory Units.

On November 10, 2014 the Company entered into an off-take agreement with ThyssenKrupp Metallurgical Products GmbH (“TK”) whereby TK will purchase approximately 3,750 tonnes or roughly 50 per cent of the Company's planned ferro-niobium production from its Elk Creek Project for an initial 10-year term, with an option to extend beyond that time frame. The agreement presupposes the company obtaining project financing, obtaining all necessary approvals and constructing a mine at the Elk Creek Project. Pursuant to the agreement with TK, the Company also granted TK a non-transferable warrant entitling TK to acquire 8,569,000 Common Shares at an exercise price of C$0.67 until December 12, 2015.

On February 27, 2015 the Company announced that it had closed a bought deal private placement offering with MRCC consisting of 2,914,000 special warrants (“2015 Special Warrants”), including the exercise of 15% over-allotment option in full, at an issue price of C$0.75 per 2015 Special Warrant for aggregate gross proceeds of C$2,185,500 (the “2015 Offering”). Each 2015 Special Warrant was exchangeable for no additional consideration into one unit of the Company (a “2015 Unit”). Each 2015 Unit consisted of one Common Share and one Common Share purchase warrant (a “2015 Warrant”). Each 2015 Warrant entitles the holder to acquire one Common Share at a price of C$1.00 until February 27, 2017.

II-3

In consideration for its services in connection with the 2015 Offering, MRCC received a cash commission of C$137,182.50 and 182,910 non-transferable Compensation Options (“Compensation Options”). Each Compensation Option entitles MRCC to purchase one Common Share at a price of C$0.85 for a period of 24 months from the closing date of the 2015 Offering. On March 26, 2015 the Company announced it had filed and obtained a receipt from the securities regulators in British Columbia, Ontario, Alberta and Saskatchewan for a final short form prospectus dated March 23, 2015. That prospectus qualified the distribution of 2,914,000 2015 Units issuable pursuant to the terms thereof, which were deemed to be exercised on Monday, March 30, 2015.

On October 22, 2015, the Company announced that it had closed a non-brokered private placement of unsecured convertible promissory notes (the “Notes”), for gross proceeds of up to $0.8 million. The Notes bear interest at a rate of 8%, payable annually in arrears, are non-transferable and have a term of three years from the date of issue. Principal under the Notes is convertible by lenders into, and payable by the Company in, common shares of the Company at a conversion price of C$0.97 per common share, calculated on conversion or repayment using the then-current Bank of Canada noon exchange rate. Accrued but unpaid interest on the Notes will be convertible by lender into, and payable by the Company in, Common Shares at a price per Common Share equal to the most recent closing price of the Company’s common shares prior to the delivery to the Company of a request to convert interest, or the annual due date of interest, as applicable, calculated using the then-current Bank of Canada noon exchange rate.

On December 15, 2015, the Company announced that it would conduct a private placement of up to nine million units (each a “Unit”) of the Company at a price of C$0.57 per Unit to raise gross proceeds of up to C$5.13 million (the “December Private Placement”). On January 19, 2016, the Company announced the closing of the December Private Placement on an oversubscribed basis and issued 9,074,835 Units of the Company at a price of C$0.57 per Unit, which raised total gross proceeds of C$5.2 million. Each Unit consists of one Common Share of the Company and one transferable Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share of the Company for a period of 3 years at a price of C$0.75 per Common Share. In addition, the Company issued 75,450 broker warrants at closing, each having the same terms as a Warrant, with the exception of transferability.

On December 15, 2015, the Company announced the signing of a definitive convertible security funding agreement (the “Lind Agreement”) with Lind Asset Management IV, LLC (“Lind”). Through December 31, 2015, an initial $4.0 million was funded pursuant to the issuance of an initial convertible security (“Convertible Security”), with an additional $0.5 million received as of January 19, 2016 on the issuance of a further equivalent amount of the Convertible Security, including interest. Lind can increase the funding under the Convertible Security by an additional $1.0 million during its two-year term. Further, provided certain conditions are met, the Company will have the right to call an additional $1.0 million under the initial Convertible Security.

On December 22, 2015, the Company closed the first tranche of its private placement with Lind, which comprised an aggregate of (received in tranches ending January 19, 2016) $4.5 million principal amount 10% secured Convertible Security and 3,125,000 transferable Common Share purchase warrants (the “Lind Warrants”). The Convertible Security has a term of two years from its date of issuance, and interest on the Convertible Security is prepaid and added to its principal amount; accordingly, the initial face value of the Convertible Security is $5.4 million, and the yield of the Convertible Security (if held, unconverted, to maturity) will be 10% per annum, or $0.9 million. Each Lind Warrant entitles the holder to purchase one additional Common Share at a price of C$0.72 on or before December 22, 2018. The Convertible Security and Lind Warrants were issued pursuant to the Lind Agreement. The Convertible Security is convertible into Common Shares of the Company at a conversion price equal to 85% of the volume weighted average trading price of the Common Shares on the TSX (in Canadian dollars) for the five (5) consecutive trading days immediately prior to the date on which Lind provides the Company with notice of its intention to convert an amount of the Convertible Security from time to time. The issuance of the Convertible Security and the Lind Warrants was completed on a non-brokered private placement basis. The Convertible Security is classified as a compound financial instrument for accounting purposes. Because the Convertible Security is denominated in a currency that is different from the Company’s functional currency, both the liability and conversion components are carried as borrowings. During the three months ended March 31, 2016, upon the final funding of the convertible security, the Company recorded the fair values of each of the components and allocated the proportionate costs of the security resulting in some revisions to previously recorded amounts which were not material. The Convertible Security is secured by the assets of the Company, being the shares of its subsidiaries 0896800 and ECRC. The Convertible Security is also secured by a security interest over all assets of ECRC.

II-4

Pursuant to a sponsorship agreement between MRCC and the Company in connection with the Company’s graduation to the Toronto Stock Exchange, the Company issued 250,000 agent’s sponsorship warrants on January 14, 2015 (the “Sponsor Warrants”), entitling MRCC to purchase a unit of the Company (the “Sponsor Units”) at C$0.60 per Sponsor Unit until January 14, 2017. Each Sponsor Unit consisted of one common Share and one warrant exercisable at C$0.65 per share until January 14, 2017. These Sponsor Warrants were exercised during the three-month period ended March 31, 2016, resulting in gross proceeds to the Company of C$150,000, the issuance of 250,000 Common Shares and the granting of an additional 250,000 warrants comprised in the Sponsor Units.

The Company received C$1.5 million in proceeds from warrant and option exercises during the quarter ended March 31, 2016.

During the quarter ended March 31, 2016, 100% of the warrants underlying the Advisory Units and the Sponsor Units were exercised, resulting in gross proceeds of an additional C$650,000 to the Company and the issuance of an additional 1,000,000 Common Shares.

On July 11, 2016, we announced the completion of our warrant exercise program for gross proceeds to us of C$4.8 million. A total of approximately 7.04 million C$0.65 share purchase warrants expiring November 10, 2016 were exercised. Each holder who exercised one warrant during the program received 1.11029 Common Shares, representing one warrant share and 0.11029 of a Common Share, as the incentive portion. The program had been previously approved by our shareholders on May 17, 2016.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits

The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-7 hereof.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

For determining liability of the undersigned registrant under the Securities Act to any purchaser:

i.	That each prospectus filed by the undersigned pursuant to Rule 424(b)(3) shall be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

iii.	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on July 26, 2016.

NIOCORP DEVELOPMENTS LTD. (Registrant)

By:	/s/
Mark A. Smith
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark A. Smith and Neal Shah, or either of them, as true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and Registration Statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, the Securities and Exchange Commission granting unto said attorney-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

/s/ Mark A. Smith	President, Chief Executive Officer (Principal Executive Officer and Authorized U.S. Representative) and Chairman of the Board of Directors	July 26, 2016

/s/ Neal Shah	Chief Financial Officer (Principal Financial and Accounting Officer)	July 26, 2016

/s/ Joseph A. Carraba	Director	July 26, 2016

/s/ Michael Morris	Director	July 26, 2016

/s/ David C. Beling	Director	July 26, 2016

/s/ Joseph D. Cecil	Director	July 26, 2016

/s/ Anna Castner Wightman	Director	July 26, 2016

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INDEX TO EXHIBITS

Exhibit No.	Title

3.1	Notice of Articles dated April 5, 2016
3.2	Articles dated January 27, 2015
4.1#	Option Plan
4.2	Special Warrant Indenture in respect of 2014 Special Warrants
4.3	Special Warrant Indenture in respect of 2015 Special Warrants
4.4	Warrant Indenture in respect of the 2014 Warrants
4.5	Warrant Indenture in respect of the 2015 Warrants
5.1+	Opinion of Miller Thomson LLP
10.1#	Employment Agreement between the Company and Mark A. Smith
10.2	Convertible Security Funding Agreement between the Company and Lind Asset Management IV, LLC, dated December 14, 2015.
10.3**	Commercial sales with CMC Cometals
10.4**	Offtake agreement with ThyssenKrupp Metallurgical Products GmbH
10.5**	Beethe008 Extension to Option to Purchase
10.6**	Beethe003 Option to Purchase
10.7**	Heideman005 Option to Purchase
10.8**	Heideman006 Agreement
10.9**	Heideman007 Option to Purchase
10.10**	Koehler001 Option to Purchase
10.11**	Nielsen001 Option to Purchase
10.12**	Woltemath001 Option to Purchase
10.13**	Woltemath805 Option to Purchase
10.14**	Woltemath 003 Extension to Option to Purchase
10.15**	Woltemath 002 Extension to Option to Purchase
10.16**	Shuey001 Option to Purchase
10.17**	Othmer003 Option to Purchase
10.18**	Othmer004 Option to Purchase
10.19**	Beethe007 Option to Purchase
10.20**	Beethe002 Option to Purchase
16.1+	Letter of Davidson & Company LLP
21.1	Subsidiaries of NioCorp Developments Ltd.
23.1+	Consent of Miller Thomson LLP (included in Exhibit 5.01)
23.2+	Consent of BDO USA.
23.3	Consent of Eric Larochelle, BEng (SMH Process Innovation)”
23.4	Consent of Jeff Osborn, BEng Mining, MMSAQP (SRK Principal Consultant, Mining Engineer)
24.1	Power of Attorney (contained on the signature page of this registration statement)

#	Management compensation plan, arrangement or agreement
**	To be filed by amendment. The Company anticipates submitting a confidential treatment request with respect to these Exhibits that are to be filed by amendment.
+	To be filed by amendment

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